UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. March 27, 2019.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the twelve months ended December 31, 2018, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on February 27, 2019.

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

December 31, 2018

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Report of Independent Register Public Accounting Firms
-	Consolidated Classified Statements of Financial Position
-	Consolidated Statements of Income by Function
-	Consolidated Statements of Comprehensive Income
-	Consolidated Statements of Cash Flows
-	Consolidated Statements of Changes in Equity
-	Notes to the Consolidated Financial Statements

El Trovador 4285

Las Condes, Santiago, Chile

75500

sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents –Consolidated Financial Statements

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34.2	Disclosures on events occurring after the reporting date	257
34.3	Details of dividends declared after the reporting date	261

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Consolidated Classified Statements of Financial Position

Assets	Note	As of December 31, 2018 ThUS$	As of December 31, 2017 ThUS$
Current assets
Cash and cash equivalents	11.1	556,066	630,438
Other current financial assets	14.1	312,721	366,979
Other current non-financial assets	17	49,186	26,883
Trade and other receivables, current	14.2	464,855	446,875
Trade receivables due from related parties, current	13.5	44,554	59,132
Current inventories	12	913,674	902,074
Current tax assets	32.1	57,110	32,291
Current assets other than those classified as held for sale or disposal		2,398,166	2,464,672
Non-current assets or groups of assets classified as held for sale	33	1,430	1,589
Total current assets		2,399,596	2,466,261

Non-current assets
Other non-current financial assets	14.1	17,131	42,879
Other non-current non-financial assets	17	27,540	19,262
Trade receivables, non-current	14.2	2,275	1,912
Investments classified using the equity method of accounting	9.1-10.3	111,549	152,630
Intangible assets other than goodwill	15.1	188,283	113,787
Goodwill	15.1	34,718	37,972
Property, plant and equipment	16.1	1,454,823	1,429,354
Tax assets, non-current	32.1	32,179	32,179
Total non-current assets		1,868,498	1,829,975
Total assets		4,268,094	4,296,236

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Classified Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of December 31, 2018 ThUS$	As of December 31, 2017 ThUS$
Current liabilities
Other current financial liabilities	14.4	23,585	220,328
Trade and other payables, current	14.5	163,751	196,280
Trade payables due to related parties, current	13.6	9	1,365
Other current provisions	19.1	106,197	63,445
Current tax liabilities	32.2	47,412	75,402
Provisions for employee benefits, current	18.1	20,085	22,421
Other current liabilities	19.3	194,624	168,804
Total current liabilities		555,663	748,045

Non-current liabilities
Other non-current financial liabilities	14.4	1,330,382	1,031,507
Other non-current provisions	19.1	31,822	30,001
Deferred tax liabilities	32.3	175,361	205,283
Provisions for employee benefits, non-current	18.1	37,064	33,932
Total non-current liabilities		1,574,629	1,300,723
Total liabilities		2,130,292	2,048,768

Equity	20
Share capital		477,386	477,386
Retained earnings		1,623,104	1,724,784
Other reserves		(14,999)	(14,349)
Equity attributable to owners of the Parent		2,085,491	2,187,821
Non-controlling interests		52,311	59,647
Total equity		2,137,802	2,247,468
Total liabilities and equity		4,268,094	4,296,236

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Statements of Income by Function

		January to December
	Note	2018 ThUS$	2017 ThUS$

Revenue	27.1	2,265,803	2,157,323
Cost of sales	27.2	(1,483,524)	(1,394,822)
Gross profit		782,279	762,501

Other income	27.3	32,048	17,827
Administrative expenses	27.4	(118,126)	(101,171)
Other expenses by function	27.5	(36,907)	(53,600)
Impairment of income and reversal of impairment losses (impairment losses) determined in accordance with IFRS 9		2,967	(8,038)
Other gains (losses)	27.7	6,404	543
Profit (loss) from operating activities		668,665	618,062
Finance income		22,533	13,499
Finance costs	27.8-29	(59,914)	(50,124)
Share of profit of associates and joint ventures accounted for using the equity method	9-10	6,351	14,452
Foreign currency translation differences	30	(16,597)	(1,299)
Profit (loss) before taxes		621,038	594,590
Income tax expense, continuing operations	32.3	(178,975)	(166,173)

Profit (loss) from continuing operations		442,063	428,417
Profit attributable to
Owners of the Parent		439,830	427,697
Non-controlling interests		2,233	720
Profit for the year		442,063	428,417

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Statements of Income by Function, (continued)

		January to December
	Note	2018	2017
		US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	1.6711	1.6250

Diluted common shares
Diluted earnings per share (US$ per share)	21	1.6711	1.6250

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Statements of Comprehensive Income

	January to December
	2018	2017
Statement of comprehensive income	ThUS$	ThUS$

Profit (loss) for the year	442,063	428,417
Other comprehensive income
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Other comprehensive income, before taxes, gains (losses) from new measurements of defined benefit plans	(1,337)	(1,392)
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(1,337)	(1,392)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange difference
Foreign currency exchange gains I(losses) before taxes	(1,219)	(5,446)
Other comprehensive income before taxes	(1,219)	(5,446)
Financial assets held for sale
Gain (loss) from revaluations of financial assets held for sale, net of tax	(5,547)	(26)
Other comprehensive income before taxes	(5,547)	(26)

Financial assets measured at fair value with changes in other comprehensive income
Gain (loss) from cash flow hedges	5,723	2,184
Other comprehensive income, net of tax	5,723	2,184
Total other comprehensive income that will be reclassified to profit for the year	(1,043)	(3,288)

Other items of other comprehensive income before taxes	(2,380)	(4,680)

Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income taxes related to new measurements of defined benefit plans in other comprehensive income	396	282
Accumulated income taxes related to items of other comprehensive income that will not be reclassified to profit for the year	396	282
Income tax relating to components of other comprehensive income that will be reclassified to profit (loss) for the year
Income tax related to financial assets measured at fair value through profit and loss	1,498	(550)
Cumulative income tax relating to components of other comprehensive income that will be reclassified to profit (loss) for the year	1,498	(550)

Total other comprehensive income	(486)	(4,948)
Total comprehensive income	441,577	423,469

Comprehensive income attributable to
Owners of the Parent	439,180	422,736
Non-controlling interests	2,397	733
Total comprehensive income	441,577	423,469

The accompanying notes form an integral part of these consolidated financial statements.

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	12/31/2018 ThUS$	12/31/2017 ThUS$
Cash flows from operating activities

Cash receipts from sales of goods and rendering of services	2,284,514	2,082,366
Cash receipts from premiums and benefits, annuities and other benefits from policies entered	2,140	2,967

Cash payments to suppliers for the provision of goods and services	(1,201,674)	(959,213)
Cash payments to and on behalf of employees	(230,007)	(227,103)
Other payments related to operating activities (1)	(21,240)	(34,956)
Net cash generated from (used in) operating activities	833,733	864,061
Dividends received	8,815	2,091
Interest paid	(59,565)	(18,964)
Interest received	22,533	13,499
Income taxes paid	(240,115)	(148,568)
Other incomes (outflows) of cash (2)	(40,562)	(8,122)

Net cash generated from (used in) operating activities	524,839	703,997

Cash flows from (used in) investing activities
Cash flows arising from the loss of control of subsidiaries and other businesses	69,988	-
Payments made to acquire interest in joint ventures	(19,989)	(38,088)
Proceeds from the sale of property, plant and equipment	61	229
Acquisition of property, plant and equipment	(244,693)	(142,144)
Proceeds from sales of intangible assets	14,056	8,640
Purchases of intangible assets	(74,374)	-
Proceeds from the repayment of advances and loans granted to third parties	(204)	78
Other inflows (outflows) of cash (2)	69,151	(76,782)

Net cash generated from (used in) investing activities	(187,004)	(248,067)

(1) Includes a payment of ThUS$30,000 made to the SEC and the DOJ, which was provisioned in 2016 and paid in 2017.

(2) Other inflows (outflows) of cash from operating activities include increases (decreases) net of Value Added Tax.

(3) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated financial statements.

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows, (continued)

	12/31/2018 ThUS$	12/31/2017 ThUS$

Cash flows used in financing activities

Proceeds from long-term loans	256,039	-
Proceeds from short-term borrowings	120,000	143,000
Repayment of borrowings	(213,000)	(126,712)
Dividends paid	(550,352)	(373,933)

Net cash generated used in financing activities	(387,313)	(357,645)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(49,478)	98,285

Effects of exchange rate fluctuations on cash held	(24,894)	17,484
Net (decrease) increase in cash and cash equivalents	(74,372)	115,769

Cash and cash equivalents at beginning of period	630,438	514,669
Cash and cash equivalents at end of period	556,066	630,438

The accompanying notes form an integral part of these consolidated financial statements.

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2018	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468
Increase (decrease) due to changes in accounting policy	-	-	-	-	-	-	-	(1,680)	(1,680)	-	(1,680)
Restated opening balance of equity	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,723,104	2,186,141	59,647	2,245,788
Profit for the year	-	-	-		-	-	-	439,830	439,830	2,233	442,063
Other comprehensive income	-	(1,394)	5,723	(4,048)	(931)	-	(650)	-	(650)	164	(486)
Comprehensive income	-	(1,394)	5,723	(4,048)	(931)	-	(650)	439,830	439,180	2,397	441,577
Dividends	-	-	-	-	-	-	-	(539,830)	(539,830)	(9,733)	(549,563)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in equity	-	(1,394)	5,723	(4,048)	(931)	-	(650)	(100,000)	(100,650)	(7,336)	(107,986)

Equity as of December 31, 2018	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802

The accompanying notes form an integral part of these consolidated financial statements.

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2017	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272
Profit for the year	-	-	-		-	-	-	427,697	427,697	720)	428,417
Other comprehensive income	-	(5,450)	2,184	(576)	(1,119)	-	(4,961)	-	(4,961)	13	(4,948)
Comprehensive income	-	(5,450)	2,184	(576)	(1,119)	-	(4,961)	427,697	422,736	733	423,469
Dividends	-	-	-	-	-	-	-	(480,989)	(480,989)	(2284)	(483,273)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	3,500	3,500	(3,500)	-	-	-
Increase (decrease) in equity	-	(5,450)	2,184	(576)	(1,119)	3,500	(1,461)	(56,792)	(58,253)	(1,551)	(59,804)

Equity as of December 31, 2017	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468

The accompanying notes form an integral part of these consolidated financial statements.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Commission for Financial Markets (CMF) (formerly the Chilean Superintendence of Securities and Insurance (SVS)) under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression in the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

Our products are sold in over 110 countries through our worldwide distribution network, with the majority of our sales derived from countries outside Chile.

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals and other commodity fertilizers, , described as follows:

Specialty plant nutrition: We produce four main types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. We also sell other specialty fertilizers including third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. Our nutrients are widely used in crops that employ modern agricultural techniques such as hydroponics, green housing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is sold in crystalline or prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

The new needs of more sophisticated customers demand that the industry provide integrated solutions rather than individual products. Our products, including customized specialty blends that meet specific needs along with the agronomic service provided, allow to create plant nutrition solutions that add value to crops through higher yields and better quality production. Because our products are derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements, which makes them more attractive to customers who prefer products of natural origin. As a result, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

Iodine: We believe that we are the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Lithium: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Industrial chemicals: We produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses.

Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

Other products and services: We also sell other fertilizers and blends, some of which we do not produce. We are the largest company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of December 31, 2018, and December 31, 2017, the workforce was as follows:

	12/31/2018			12/31/2017
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	33	89	122	43	77	120
Professionals	115	1,078	1,193	143	942	1,085
Technicians and operators	260	3,287	3,547	248	3,177	3,425
Foreign employees	11	417	428	19	272	291
Overall total	419	4,871	5,290	453	4,468	4,921

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2018 and December 31, 2017, in line with information provided by the Central Securities Depository:

The following table presents the information about the beneficial ownership of Series A and Series B shares of the Company as of December 31, 2018 and December 31, 2017, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the Central Securities Depository and informed to the CMF and the Chilean Stock Exchanges.

Shareholder as of December 31, 2018	No, of Series A with ownership	% of Series A shares	No, of Series B with ownership	% of Series B shares	% of total shares
Inversiones TLC SPA	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A. (*)	44,894,152	31.43%	10,093,154	8.38%	20.89%
The Bank of New York Mellon, ADRs	-	-	35,254,267	29.29%	13.39%
Potasios de Chile S.A. (*)	18,179,147	12.73%	-	-	6.91%
Banco de Chile via non-resident third party accounts	15,687	0.01%	10,703,812	8.89%	4.07%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itaú through Corpbanca on behalf of foreign investors	-	-	8,085,730	6.72%	3.07%
Banco Santander via foreign investor accounts	-	-	7,138,685	5.93%	2.71%
Banchile C de B S A	528,092	0.37%	4,028,611	3.35%	1.73%
Inversiones la Esperanza de Chile Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

(*) Total Pampa Group 32% (2.247.895 Series B shares are in the custody of different brokers).

Shareholder as of December 31, 2017	No, of Series A with ownership	% of Series A shares	No, of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	54,599,961	45.36%	20.74%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33%	6.51%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco de Chile via non-resident third party accounts	-	-	8,394,289	6.97%	3.19%
Banco Itau via Investor Accounts	19,125	0.01%	7,017,504	5.83%	2.67%
Banco Santander via foreign investor accounts	-	-	4,593,336	3.82%	1.75%

(*) Total Pampa Group 29,97%

On December 31, 2018 the total number of shareholders had risen to 1,508.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	19

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position as of December 31, 2018 and, 2017.
-	Consolidated Statements of Changes in Equity for ended December 31, 2018 and 2017.
-	Consolidated Statements of Comprehensive Income for ended December 31, 2018 and 2017.
-	Consolidated Statements of Direct-Method Cash Flows for ended December 31, 2018 and 2017.

2.2	Consolidated financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its Subsidiaries were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IASB”).

These consolidated financial statements fairly reflect the Company’s financial position, the comprehensive results of operations, changes in equity and cash flows occurring during the periods ended on December 31, 2018 and, 2017.

IFRS establish certain alternatives for their application. Those applied by the Company are detailed in this Note.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	20

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.2	Consolidated financial statements, continued

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

For the closing date of these consolidated financial statements certain reclassifications have been made for the captions other non-current financial assets, Intangible assets other than goodwill, Goodwill as of December 31, 2017 to correct the prior year presentation. These revisions were not considered material to the previously issued financial statements.

A reconciliation of such differences is presented as follows:

Prior Caption	New Presentation	Reclassification as of December 31, 2017 ThUS$
Other non-current financial assets	Investments classified using the equity method of accounting	20,000
Intangible assets other than goodwill	Property, plant and equipment	7,839
Goodwill	Investments classified using the equity method of accounting	6,205

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.
-	Financial derivatives at fair value; and
-	Staff severance indemnities and pension commitments at actuarial value
-	Certain financial investments classified as available for sale measured at fair value with an offsetting entry in other comprehensive income.
-	Other current and non-current assets and financial liabilities at amortized cost

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements

a)        The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2018:

Standards and Interpretations	Mandatory for annual periods beginning on or after
IFRS 9 Financial Instruments - Published in July 2014. The IASB published the complete version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements regarding the classification and measurement of financial assets and liabilities and a new model for the recognition of expected credit losses that replaces the incurred loss impairment model used today. It also includes the final hedging part of IFRS 9 that was issued in November 2013.	01/01/2018

IFRS 15 Revenue from Contracts with Customers – Published in May 2014. This standard establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The core principle is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It replaces IAS 11 Construction Contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programmes; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue-Barter Transactions Involving Advertising Services.

01/01/2018
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”. Published in December 2016. This Interpretation applies to a foreign currency transaction (or part of one) if an entity recognizes a non-financial asset or non-financial liability arising from the payment or receipt of an advance consideration prior to the entity recognizing the related asset, expense or income (or the applicable portion thereof). The interpretation provides a guideline for the transaction date to be used for both single payments/receipts and situations when there are multiple payments/receipts. Its objective is to reduce diversity in practice.	01/01/2018

Amendments and improvements	Mandatory for annual periods beginning on or after

Amendment to IFRS 2 Share-based Payments. Published in June 2016. The amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment.

01/01/2018

Amendment to IFRS 15 “Revenue from Contracts with Customers”. Published in April 2016. The amendment provides clarifications with regard to identifying performance obligations in contracts with customers, , accounting for licensing involving intellectual property and assessing principal versus agent considerations (i.e. recording revenue on a gross basis versus the net amount it retains). New and amended illustrative examples have been added for each of those areas of guidance, as well as additional practical expedients related to transition to the new revenue standard.

01/01/2018
Amendment to IAS 28 “Investments in Associates and Joint Ventures” in regard to measuring an associate or joint venture at fair value. Published in December 2016.	01/01/2018

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	22

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

b)        Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2018 and which the Company has not adopted early are as follows:

Standards and Interpretations	Mandatory for annual periods beginning on or after

On January 13, 2016, the IASB published IFRS 16 Levies. IFRS 16 introduces a comprehensive model to identify lease agreements and accounting treatments for both lessees and lessors. When the application of IFRS 16 goes into effect, it will replace the current lease guidelines including IAS 17 Leases and the related interpretations.

IFRS 16 makes a distinction between leases and service contracts based on the fact that an identified asset is controlled by an entity. Under IAS 17, the distinction between operating leases (outside the statement of financial position) and financial leases is removed for the accounting of the lessees, and is replaced by a model where an right-of-use asset and the corresponding liability must be recognized by lessees for all leases, except short-term leases and low-value asset leases.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted by any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that have not been paid as of that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as lease modifications, among others. In addition, the classification of cash flows will also be affected considering that under IAS 17, operating lease payments are presented as operating cash flows; while under the IFRS 16 model, lease payments will be divided between the portion of principal and interest payments, which will be presented as financing and operating cash flows or financing, respectively.

In contrast to accounting for lessees, IFRS 16 substantially maintains the accounting requirements of IAS 17 for lessors, and continues to require lessees to classify leases as either operating or financial leases.

Additionally, IFRS 16 requires more extensive disclosures.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 on or before the initial application of IFRS 16. Entities can apply IFRS 16 using either a retrospective full application approach or a modified retrospective application approach. If the latter approach is chosen, an entity is not required to restate comparative financial information and the cumulative effect of the initial application of IFRS 16 must be presented as an adjustment to the initial balance of retained earnings (or other equity component, when appropriate).

01/01/2019

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Standards and Interpretations	Mandatory for annual periods beginning on or after
IFRIC 23 Uncertainty over Income Tax Treatments. Published in June 2016. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, when there is uncertainty over income tax treatments.	01/01/2019

Amendments and improvements	Mandatory for annual periods beginning on or after

Amendment to IFRS 9 “Financial Instruments”. Published in October 2017. The amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). For them to qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract.”

01/01/2019

Amendment to IAS 28 “Investments in Associates and Joint Ventures” Published in October 2017. This amendment clarifies that companies should apply IFRS 9 to account for long-term interests in an associate or joint venture to which the equity method is not applied. The Board IASB has published an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.

01/01/2019

Amendment to IFRS 3 “Business Combinations” Published in December 2017. The amendment clarified that gaining control of a company that is a joint venture deals with a business combination that is achieved in stages. The acquirer must remeasure previously held interests in that business at fair value at the date of acquisition.

01/01/2019

Amendment to IFRS 11 “Joint Arrangements” Published in December 2017. The amendment clarified that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

01/01/2019

Amendment to IAS 12 Income Taxes - Published in December 2017. This modification clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized when the past transactions or events that generated distributable profits were originally recognized

01/01/2019

Amendment to IFRS 23 “Loan Costs” Published in December 2017. This amendment clarifies that the borrowing costs of specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale will be considered as part of the general borrowing costs of the entity.

01/01/2019
Amendment to IAS 19 Employee Benefits - Published in February 2018. The amendment requires entities to use updated assumptions to determine the current service cost and net interest for the remainder of the period after a modification, reduction or settlement of the plan; and to recognize in profit or loss as part of the cost of the past service, or a profit or loss in the settlement, any reduction in a surplus, even if that surplus was not previously recognized because it did not exceed the upper limit of the asset.	01/01/2019

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IFRS 3 “Definition of a business” Published in October 2018. This amendment revises the definition of a business. Based on the feedback received by the IASB, the application of the current guidance is frequently seen as too complex, and results in too many transactions that qualify as business combinations.	01/01/2020

The following amendment was issued by the IASB and was originally scheduled to take effect in 2016. However, the organization has changed its position and the mandatory effective date is yet to be determined.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Published in September 2014. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	Undetermined

Management believes the adoption of the standards, interpretations and amendments applicable as of Tuesday, January 1, 2019, will have no significant impact on the Company’s financial statements.

During 2018, the Administration has made an initial assessment of the possible impact of the adoption of IFRS 16 as of the effective term of the new standard, which was determined through the evaluation of lease contracts, assets that, according to their nature and lease terms must be recorded at the date of initial application as right-to-use assets, and this will incur amortization expenses over the term of the contract or the useful life of the asset, whichever is shorter. Based on this evaluation, the Company concludes that the effects of the adoption of IFRS 16 will not significantly affect its Consolidated Financial Statements.

Of the lease contracts signed under IFRS 16, the following right-of-use assets, among others, were identified: trucks, cranes, excavators, structures (buildings, warehouses, shops, land), where SQM has the power (control) to direct their activities and to use them for the contract term, without the supplier changing the operating instructions.

To estimate the initial measurement, the Company built a debt curve based on public debt instruments held by the company at the valuation date. The rates used to deduct the right-of-use asset and the lease liability were estimated based on currency (USD, UF and CLP) and contract terms.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	25

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

The initial application method of the aforementioned standard chosen by the Company is the full application of a modified approach of retrospective application version B, where the right to use is equated to the aforementioned liability, with no equity adjustment.

The values corresponding to right-to-use assets and lease liabilities in contracts qualified under IFRS 16 amount to ThUS$25,033.

For the adoption of IFRS 15 - Revenue from Contracts with Customers, the Company undertook a detailed assessment of its performance obligations underlying revenue recognition, such as the performance obligation to transport products to customers, in line with the terms and conditions previously established in contracts and there is no significant impact - the performance obligation has been satisfied. With regard to products invoiced with a deferred shipment date, the transfer of control has been assessed over and above the transfer of risks and benefits established in the previous standard and a prepayment is estimated in revenue recognition, without a significant impact. Other considerations were also assessed, such as rebates, discounts, guarantees, financing components and product personalization. Based on this analysis, the Company has concluded that these last items will not generate an impact nor are significant changes expected in the recording of revenue as a result of applying this new standard, except for the impact on disclosures. The Company has established the procedures and controls for beginning to apply IFRS 15 as of January 1, 2018. It recognizes the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as of that date, without being necessary to make adjustments to the comparative information for periods.

	Iodine and				Others	Iodine and	Total
AREA	Derivatives	Lithium	QI	Potassium	Products	Derivatives	million US$
Products	781.8	325.0	734.8	108.3	267.5	44.6	2,262.8
Services	-	-	-	-	-	4.0	4.0
Total	781.8	325.0	734.8	108.3	267.5	48.5	2,266.8

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	26

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

These are all those entities where Sociedad Química y Minera de Chile S.A. has control over directing their financial and operational policies. This is generally accompanied by a share of more than half of the voting rights. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired, and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree. For more information, please see Note 8.1.

Companies included in consolidation:

				Ownership interest
		Country of		12/31/2018			12/31/2017
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina.	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.8403	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Australia PTY	Australia	Australian dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SACAL S.A.	Argentina	Argentine peso	0.0000	100.0000	100.0000	100.0000

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
		Country of		12/31/2018			12/31/2017
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996
Foreign	SQM Internacional N.V.	Belgium	US$	0.5800	99.4200	100.0000	0.0000
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	0.0000	100.0000	100.0000	0.0000

				Ownership interest
		Country of		12/31/2018			12/31/2017
TAX ID No.	Domestic subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0,0000	60,6383	60,6383	60,6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99,9999	0,0000	99,9999	99,9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99,9999	0,0001	100,0000	100,0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51,0000	0,0000	51,0000	51,0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0,0000	60,6381	60,6381	60,6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99,0470	0,9530	100,0000	100,0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1,0000	99,0000	100,0000	100,0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1,0000	99,0000	100,0000	100,0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0,0003	99,9997	100,0000	100,0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0,0000	60,6383	60,6383	60,6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18,1800	81,8200	100,0000	100,0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0,0000	60,5800	60,5800	60,5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0,0000	100,0000	100,0000	100,0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0,2691	99,7309	100,0000	100,0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0,0000	42,4468	42,4468	42,4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0,0000	60,6377	60,6377	60,6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51,0000	0,0000	51,0000	51,0000
76.360.575-2	Orcoma SPA	Chile	US$	100,0000	0,0000	100,0000	100,0000
76.686.311-9	SQM MaG SpA.	Chile	US$	0,0000	100,0000	100,0000	100,0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Profit or loss of subsidiaries acquired or divested during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e. those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	30

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates and the adjustment unit used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	12/31/2018	12/31/2017
	US$	US$

Brazilian real	3.87	3.02
New Peruvian sol	3.37	3.08
Argentine peso	37.74	18.40
Japanese yen	110.38	113.00
Euro	0.87	0.83
Mexican peso	19.68	19.65
Australian dollar	1.42	1.28
Pound Sterling	0.79	0.74
South African rand	14.35	12.35
Ecuadorian dollar	1.00	1.00
Chilean peso	694.77	614.75
Chinese yuan	6.88	6.51
Indian rupee	69.93	63.84
Thai baht	32.53	32.85
Turkish lira	5.27	3.79
UF (*)	39.68	43.59

(*) The Unidad de Fomento (UF) is an indexed monetary unit used in Chile, calculated based on the variation in the Consumer Price Index (CPI). It is represented as dollars to UF.

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the divestment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	31

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. uses the level of control it has in subsidiaries as a basis to determine their share in the consolidated financial statements. This control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group. The consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible into known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

Corporate management (“Management”) determines the classification of its financial assets at the time of initial recognition, on the basis of the business model for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset classified at amortized cost, the incurred transaction costs that are directly attributable to the acquisition of the financial asset.

The Company assesses, at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

As of January 1, 2018, the Company classifies its financial assets in the following categories: at fair value (be it through other comprehensive income or through profit or loss), and at amortized cost. The classification depends on the entity’s business model for managing financial assets and the contractual terms for cash flows.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	32

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IFRS 9, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability Subsequently, they are measured according to their classification, which can be financial liabilities at fair value with changes in profit or financial liabilities at amortized cost.

3.8	Financial instruments at fair value through profit or loss

Financial liabilities are classified as at fair value through profit and loss when they are held for trading or designated as such upon initial recognition. Gains and losses from liabilities held for trading are recognized in profit and loss. This category includes derivative instruments not designated for hedge accounting.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

3.10	Reclassification of financial instruments

At such time when the Company changes its business model for managing financial assets, it will reclassify those financial assets affected by the new business model.

Financial liabilities could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	33

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 14.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

If the expected firm transaction or commitment is no longer expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	34

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.12	Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, which have been designated as available for sale and are not classified in any of the previous categories of financial instruments. Available for sale financial instruments are initially recognized at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are recognized at fair value and changes other than impairment losses are recognized in other comprehensive income and presented in equity in the fair value reserve. If an investment is derecognized, the accumulated gain or loss is reclassified to profit or loss.

3.13	Derecognition of financial instruments

In accordance with IFRS 9, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

3.14	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transact ion costs are recognized when incurred. Subsequent to initial recognition, any changes in the fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments, As of December 31, 2018, and December 31, 2017, there were no embedded derivatives.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	35

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.15	Fair value initial measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

3.17	Classification Leases

(a) Lease - Finance lease

Leases are classified as finance leases when the Company substantially owns all the risks and rewards inherent in the ownership of the asset. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

Each finance lease payment is apportioned between the liability and the finance charges so as to obtain the constant rate of interest on the remaining balance of the liability. The respective lease obligations, net of finance charges, are included in other non-current liabilities. The interest part of the finance cost is charged to the consolidated financial statements for the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year.

(b) Lease - Operating lease

Leases where the lessor retains a significant part of the risks and benefits derived from the property are classified as operating leases. Operating lease payments (net of any incentive received by the lessor) should be recognized as an expense in the income statement or capitalized (as appropriate) over the lease term on a straight-line basis.

3.18	Trade and other receivables

The Company’s trade receivables are maintained to obtain contractual cash flows (charge and collect) and do not contain a significant financing component, being recognized at the transaction price defined in IFRS 15.

In turn, the Company applies the simplified approach described in IFRS 9 for expected credit losses from the loans to customers portfolio, as these are short-term financial instruments shorter than 12 months, with no significant financing component and they continue until expiration. This approach enables the use of the estimate of expected credit loss throughout the life of the instrument.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	36

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.18	Trade and other receivables, continued

Receivables with a low probability of recovery are fully provisioned, are to measure the expected credit losses of the rest of the portfolio, it is segmented by grouping the trade receivables based on the characteristics of shared credit risk and late payment. The expected loss rates are obtained from the default rates over the last seven years. To covert historic loss in projected loss, the Company uses the behavior of the implicit default probability indicator in the prices of financial derivatives that cover the risk of non-payment of sovereign bonds in countries where the Company generates income from product sales.

The application of IFRS 9 had an impact as of January 1, 2018, due to the application of the new impairment model described in the Company's Consolidated Financial Statements, resulting in an increased impairment of ThUS$2,301, which was carried over to equity under IAS 8. (For more information, see Note 14.2)

3.19	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage.

In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

1.	Provision associated with the lower value of stock, which is directly identified with the product that generates it and involves three types: provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; reprocessing costs of products that are unfeasible for sale due to current specifications.

2.	Provision associated with physical differences in inventory: a provision is made for differences that exceed the tolerance considered in the respective inventory process (production units in Chile and the port of Tocopilla carry out at least two inventories a year, the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	37

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.19	Inventory measurement, continued

3.	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

4.	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation). These percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

3.20	Investments in associates and joint ventures

Interests in companies over which joint control is exercised (joint venture) or where an entity has a significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes, subsequent to the acquisition, and considering the proportional share in the equity of the associate. For such purposes, the interest percentage in the ownership of the associate is used. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated according to the Company’s interest percentage in such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized on a proportional basis with a charge or credit to “Other reserves” and classified according to their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of the proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized according to the equity share are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	38

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.21	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity, but separate from equity attributable to the owners of the Parent.

3.22	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. These transactions have been eliminated in consolidation. The expiration conditions vary according to the originating transaction.

3.23	Property, plant and equipment

The assets tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2.	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation. Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in Property, plant and equipment and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	39

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.24	Depreciation of property, plant and equipment, continued

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

Fixed assets associated with the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of mobile equipment, depreciation is performed depending on the hours of operation

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below.

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years
Mining assets	3	8	7
Energy generating assets	3	16	7
Buildings	2	40	11
Supplies and accessories	2	16	6
Office equipment	2	20	6
Transport equipment	2	20	9
Network and communication equipment	3	15	5
IT equipment	2	16	4
Machinery, plant and equipment	1	28	9
Other property, plant and equipment	1	26	6

3.25	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	40

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.26	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Australian Governments. Property rights are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

(e)	Client portfolio

The period for exploiting these portfolios is unlimited so they are considered assets with an indefinite useful life and are therefore not subject to amortization. However, they are subjected to an annual impairment test and the corresponding amounts are recorded in the profit or loss.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	41

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.26	Intangible assets other than goodwill continued

(f)	Commercial agent

The rights obtained through the acquisition of the commercial agent of Sociedad Agrocom Ltda. corresponded to the fair value of that company’s line of business. The period for exploiting these rights is unlimited so they are considered assets with an indefinite useful life and are therefore not subject to amortization. However the indefinite useful life is subject to review for every reporting period, to see whether indefinite useful life continues to apply.

3.27	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.28	Prospecting expenses

The Company holds mining concessions for exploration and exploitation of ore. The Company gives the following treatment to expenses associated with exploration and assessment of these resources:

•	Caliche

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and assessment of the deposit as an at cost asset. These disbursements include the following items:

-	Disbursements for geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources.

If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. These assets are presented in the other non-current assets category, reclassifying the portion related to the area to by extracted that year as stock.

•	Expenses related to metal exploration are charged to profit or loss in the period in which they are registered.

•	Salar de Atacama exploration expenses are presented in non-current assets in the property, plant and equipment category and correspond mainly to wells that can also be used in the extraction of the deposit and/or monitoring. These are amortized over 10 years.

•	Mt Holland exploration expenses primarily consider exploration boreholes and complementary studies for the lithium ore study of the area. These expenses will begin to be amortized in the development stage.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	42

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.29	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

For assets other than acquired goodwill, an annual evaluation is carried out to determine whether any previously recognized impairment losses have already decreased or ceased to exist. If this should be the case, the recoverable amount is estimated. A previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.30	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings.

3.31	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	43

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.32	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried out at amortized cost using the effective interest rate method.

3.33	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value net of transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which it is accrued following a financial criterion.

3.34	Other provisions

Provisions are recognized when:

-	The Company has a present obligation or constructive obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	44

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.35	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 18.4).

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also taken into account.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 4.642% and 5.114% for the periods ended December 31, 2018 and December 31, 2017, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 3.75% interest rate for 2018 and 4.50% for 2017. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 18.4).

3.36	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 18.6).

3.37	Revenue recognition

The Company's revenues are predominantly sales of products, where its main performance obligation is to transfer the products under agreements in which the transfer of control, risks, property benefits, and in general, the fulfillment of the Company's performance obligations, occur at the same time.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.38	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exists, the average financing rate of the subsidiary making the investment is utilized.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.39	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent where there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.40	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

For assets and liabilities, the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.41	Responsibility for Information and Estimates Made

The Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations. See Notes 3.22, 15 and 16.

-	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management. See Notes 15 and 16.

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments. See Note 18.

-	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. See Notes 19 and 22.

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

-	Obsolescence to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation requires judgment to determine obsolescence and estimates of provisions for value. See Note 12.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 3	Significant accounting policies (continued)

3.42	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Note 4	Changes in accounting estimates and policies (consistent presentation)

4.1	Changes in accounting estimates

In the preparation of the consolidated financial statements of the Company and subsidiaries, the management has made estimates regarding the useful lives of Properties, Plants and Equipment, assumptions used for the actuarial calculation of employee benefits, contingencies and provisions (for more information, see Note 3.45)

4.2	Changes in accounting policies

As of December 31, 2018, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period (for further details refer to Note 3.40).

As of December 31, 2018, the consolidated financial statements of the Company present changes in the accounting policies with respect to the previous period due to application of IFRS 9 and IFRS 15 from January 1, 2018

The consolidated statements of financial position as of December 31, 2018 and, 2017 and the statements of comprehensive income, changes in equity and cash flows for the periods ended December 31, 2018 and 2017, have been prepared in accordance with the IFRS.

The accounting principles and criteria were applied consistently.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial risk management

5.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors

5.2.1   Risks Relating to Our Business

We could be subject to numerous risks as a result of legal proceedings and deferred prosecution agreements with U.S. and Chilean governmental authorities in relation to certain payments made by SQM between the tax years 2009 and 2015

Following the investigations, the SII and the Chilean Public Prosecutor brought a number of criminal and administrative proceedings against (i) Patricio Contesse G., the Company’s former CEO whose employment was terminated in May 2015, (ii) Mr. Contesse and the Company’s then-current CEO, Patricio de Solminihac, and CFO (now CEO), Ricardo Ramos, in their capacities as the Company’s tax representatives and (iii) five then-current and former members of the Company’s Board of Directors. All the claims against Messrs. de Solminihac and Ramos were subsequently dismissed. The lawsuits against Mr. Contesse and the Board members are continuing.

On October 14, 2015, two class action complaints then pending against the Company, our former CEO and then-current CEO and CFO, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations described above, were consolidated into a single action in the United States District Court for the Southern District of New York. On November 13, 2015, our former CEO and then-current CEO and CFO were voluntarily dismissed from the case without prejudice. On January 15, 2016, the lead plaintiff filed a consolidated class action complaint exclusively against the Company. On January 10, 2018, the lead plaintiff filed a motion to certify a class consisting of all persons who purchased SQM American Depositary Shares (“ADS”) between June 30, 2010 and March 18, 2015, and such motion remains pending before the court.

During 2015, the ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) established in February 2015 to conduct an internal investigation into the matters that were the subject of the SII and Chilean Public Prosecutor investigation, also conducted an investigation into whether the Company faced possible liability under the Foreign Corrupt Practices Act (“FCPA"). The ad-hoc Committee engaged its own separate counsel, Shearman & Sterling LLP, which presented a report to the Board of Directors on December 15, 2015.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”)).

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA called for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company will be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order called for the Company to pay an additional monetary penalty of US$15 million.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

On January 26, 2018, the Eighth Lower Criminal Court of Santiago approved a deferred prosecution agreement proposed by the Chilean Public Prosecutor relating to SQM and its subsidiaries, SQM Salar and SQM Nitratos S.A., to suspend an investigation against these entities related to potential corruption issues and responsibility for the lack of supervision and management. Under the deferred prosecution agreement, SQM, SQM Salar and SQM Nitratos S.A., have not admitted responsibility in the matter subject to the investigation but agreed to pay an aggregate amount of (i) Ch$900,000,000 to the Chilean government, and (ii) Ch$1,650,000,000 to various charitable organizations. As of January 26, 2018, these amounts were equivalent to approximately US$1.5 million and US$2.8 million, respectively. In addition, the companies have agreed to provide the Chilean Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions. On August 17, 2018, the Eighth Lower Criminal Court of Santiago considered the conditions and decided to terminate the legal process.

In the event that the applicable regulatory authorities believe that the terms of the DPA or the deferred prosecution agreement with the Chilean Public Prosecutor are not complied with, it is possible that such regulatory authorities may reinstate the suspended proceedings against us and may bring further action against us, including in the form of additional inquiries or legal proceedings. Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. The occurrence of any of the foregoing or adverse determination in litigation or other proceedings or similar actions could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

We identified a material weakness in our internal controls over payments directed by the office of the former Chief Executive Officer

In the past, our management determined that the Company did not maintain effective control over payments directed by the office of the former CEO. This determination was reported in our annual report for the year ended December 31, 2014 on Form 20-F, filed with the SEC on May 18, 2015.

We believe we have taken the necessary steps to remediate the identified material weakness and enhance our internal controls. However, any failure to maintain effective internal control over financial reporting could (i) result in a material misstatement in our financial reporting or financial statements that would not be prevented or detected, (ii) cause us to fail to meet our reporting obligations under applicable securities laws or (iii) cause investors to lose confidence in our financial reporting or financial statements, the occurrence of any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Volatility of world lithium, fertilizer and other chemical prices and changes in production capacities could affect our business, financial condition and results of operations.

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World lithium, fertilizer and other chemical prices constantly vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of lithium, certain fertilizers or other chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

World prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) fluctuated as a result of the broader global economic and financial conditions. During the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. In 2018, the average price for our potassium chloride and potassium sulfate business line was approximately 14% higher than in 2017. Our sales volumes for this business line were approximately 38% lower in 2018 compared to 2017. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During the following years, supply growth outpaced demand growth, causing a decline in iodine prices. We obtained an average price for iodine of approximately US$24 per kilogram in 2018, approximately 23% more than average prices obtained in 2017. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

In 2018, lithium demand continued to grow creating tight market conditions and increasing prices by 26% compared to 2017, driven mostly by an increase in demand related to battery use. During the second half of 2018, lithium supply increased, and prices slightly decreased in the fourth quarter. We cannot assure you that lithium prices and sales volumes will not decline in the future.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 110 countries around the world. In 2018, approximately 34% of our sales were made in emerging market countries: 8% in Latin America (excluding Chile); 8% in Africa and the Middle East (excluding Israel); 8% in Chile and 11% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may vary for economic or operational reasons

In general, economic conditions or operational factors can affect our inventory levels. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. At the same time, lower levels of inventory can hinder the distribution network and process, thus impacting sales volumes. There con be no assurance that inventory levels will remain stable. These factors could have a material adverse effect on our business, financial condition and results of operations.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

New production of iodine or lithium from current or new competitors in the markets in which we operate could adversely affect prices

In recent years, new and existing competitors have increased the supply of iodine and lithium, which has affected prices for both products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have a capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce.

In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

Our reserve estimates are internally prepared and not subject to review by external geologists or an external auditing firm and could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations

Our caliche ore mining reserve estimates and our Salar de Atacama brine mining reserve estimates are prepared by our own geologists and hydrogeologists and are not subject to review by external geologists or an external auditing firm. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards or regulations. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Chemical and physical properties of our products could adversely affect their commercialization

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies

Our facilities and business operations in Chile and abroad are insured against losses, damage or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of major earthquakes and unexpected rains and flooding in Chile, as well as other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid-crystal displays (LCDs). Changes in technology, the development of substitute products or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 93% of our employees are employed in Chile, of which approximately 65% were represented by 22 labor unions as of December 31, 2018. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Subcontracting Law, provides that when a serious workplace accident occurs, the company in charge of the workplace must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the Labor Board (Dirección del Trabajo or “Labor Board”), or the National Health Service (Servicio Nacional de Salud), inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until the applicable company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On September 8, 2016, Chilean Law No. 20,940 was published and modified the Labor Code by introducing, among other things, changes to the formation of trade unions, the election of inter-company union delegates, the presence of women on union boards, anti-union practices and related sanctions, and collective negotiations. Due to these changes to the labor regulations, we may face an increase in our expenses that may have a significant adverse effect on our business, financial condition, and results of operations.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 22.1. Although we intend to defend our positions vigorously, our defense of these actions may not be successful and responding to such lawsuits and arbitrations diverts our management’s attention from day-to-day operations. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments that are subject to different interpretations by companies and respective governmental authorities. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal framework, which adds complexity to our compliance with these regulations. Any failure to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

We regularly monitor the impact of our operations on the environment and on the health of people in the surrounding areas and have, from time to time, made modifications to our facilities to minimize any adverse impact. Future developments in the creation or implementation of environmental requirements or their interpretation could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	58

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

Our water supply could be affected by geological changes or climate change

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business

Our success depends in large part on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	59

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.2   Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs.

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to SQM Salar with respect to the Salar de Atacama concessions under the Lease Agreement described above, which expires in 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession.

Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.

Our business is substantially dependent on the exploitation rights under the Lease Agreement and the Project Agreement, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. These agreements expire in 2030 and establish a series of obligations with which SQM Salar must comply. A serious failure to comply with these obligations may jeopardize the exploitation rights under the agreements and the continuity of our operations in the Salar de Atacama. While we believe that we have taken the appropriate precautions to ensure compliance with the obligations and conditions in the agreements, there can be no assurance that we will be able to maintain such compliance, which could jeopardize the continued benefits to us of the agreements and could have a material adverse effect on our business, financial condition and results of operations.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	60

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.2   Risks Relating to Chile (continued)

We also operate port facilities at Tocopilla, Chile, for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant adverse changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean Water Rights Code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed at the Chilean National Congress that seek to desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Political Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In Chile, there is a royalty tax that is applied to mining activities developed in the country.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased to 25.5% in 2017 and increased to the maximum rate of 27% in 2018.

Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty in force with Chile. In that case, 100% of the Chilean corporate tax paid by us may be credited against the final taxes at the shareholder level.

As a result, foreign shareholders resident in a non-treaty jurisdiction will be subject to a higher effective tax rate than residents of treaty jurisdictions. There is a temporary rule in effect from January 1, 2017 through December 31, 2019 that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2017, whether or not such treaties are in force. This is currently the status of the treaty signed between Chile and United States. After December 31, 2019, if no treaty is in effect, shareholders in those jurisdictions will be subject to a higher effective tax rate.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	61

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.2   Risks Relating to Chile (continued)

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with the instructions issued by the CMF, the effects generated by the change in the income tax rate were accounted for as retained earnings.

In addition, the Tax Reform may have other material adverse effects on our business, financial condition and results of operations. Likewise, we cannot assure you that the manner in which the Royalty Law (as defined below) or the corporate tax rate are interpreted and applied will not change in the future. The Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on our business, financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned, and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, judicial interpretations of the convention of those laws or regulations could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations.

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquakes in Chile, which occurred in April 2017 in the Valparaiso region and in December 2016 in Chiloe Island, had a magnitude of 6.9 and 7.6, respectively, on the Richter scale. There were also earthquakes in 2015, 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	62

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.3   Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect the value of our ADSs and our shares

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADSs and our shares.

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time the holder wishes to do so.

Our share or ADS price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share or ADS price.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	63

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.3   Risks Relating to our Shares and to our ADSs (continued)

ADS holders may be unable to enforce rights under U.S. securities laws

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and ADS holders may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. federal or state securities laws.

Our Company is an open stock corporation incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interests in us would be diluted in proportion to the increase in our capital stock.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	64

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.3   Risks Relating to our Shares and to our ADSs (continued)

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2018. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category Tax”, a credit for the full amount of the First Category Tax effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	65

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial risk management, continued

5.2.4	Credit risk

A global economic downturn - and its potentially negative effects on the financial situation of our customers - could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.

To mitigate these risks, the Company maintains active control of collection and uses measures such as the use of credit insurance, letters of credit and prepayments for a portion of receivables.

Financial investments correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if available) or historical information on counterparty late payment rates:

		Rating Institution			12/31/2018
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	7,305
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	27,428
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	61,946
Banco Santander	Time deposits	-	-	-	432
Banco Estado	Time deposits	-	-	-	3,602
BBVA Banco Francés	Time deposits	-	-	-	84
Nedbank	Time deposits	P-3	B	-	647
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	133,809
Legg Mason - Western Asset Institutional Cash Reserves	Investment fund deposits	-	-	-	132,108
Total					367,361

		Rating Institution			12/31/2018
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco Sud Americano	90 days to 1 year	-	-	-	24,898
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	145,834
Banco Santander	90 days to 1 year	P-1	A-1	-	23,124
Banco Itaú-Corpbanca	90 days to 1 year	P-2	A-2	-	70,719
Banco Security	90 days to 1 year	-	-	-	27,215
Total					291,790

The following table presents comparative information as of December 2017:

		Rating Institution			12/31/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	Time deposits	P-2	A-2	-	41,860
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	F1	120,616
Banco Santander - Santiago	Time deposits	P-1	A-1	F1	35,558
BBVA Banco Francés	Time deposits	-	-	-	163
Itau-Corpbanca	Time deposits	P-2	A-2	-	75,072
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	143,333
Legg Mason - Western Asset Institutional Cash Reserves			-	-
Reserves	Investment fund deposits	-	-	-	144.464
Scotiabank Sud Americano	Time deposit		-	-	12,520
Nedank	Time deposit	P-3	B	-	3,686
ABN Amro Bank	Time deposit	-	-	-	1,439
Total					578,711

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	66

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial risk management, continued

5.2.4	Credit risk, Continued

		Rating Institution			12/31/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	90 days to 1 year	-	-	-	1,207
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	F1	71,748
Banco de Chile	90 days to 1 year				4,834
Banco Itaú-Corpbanca	90 days to 1 year	P-1	A-2	-	77,526
Banco Santander - Santiago	90 days to 1 year	P-1	A-1	F1	163,269
Morgan Stanley	90 days to 1 year	P-2	A-2	F1	4,191
Banco Security	90 days to 1 year	-	-	-	28,592
Scotiabank Sud Americano	90 days to 1 year	-	-	AA	13,765
Total					365,132

5.2.5	Currency risk

The functional currency of the Company is the US Dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US Dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Company’s Board of Directors (the “Board”), the Company ensures short-term cash flows from certain specific line items in currencies other than the US Dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Chilean peso (the “Peso”). Therefore, an increase or decrease in its exchange rate with the US Dollar would affect the Company's profit and loss. By the fourth quarter, approximately US$400 million accumulated in expenses are associated with the Peso. A significant part of the effect of these liabilities on the Statement of Financial Position is covered by derivative instrument operations that cover the balance sheet mismatch.

As of December 31, 2018, the Company held derivative instruments classified as hedges of foreign exchange risks associated with all of the bond liabilities denominated in UF, for a fair value of US$3.9 million against the Company. As of September 30, 2018, this value amounted to US$21.3 million in favor of the Company and as of December 31, 2017, it totaled US$5 million against the Company.

As of December 31, 2018, the exchange rate value for equivalent Pesos to US Dollars was Ch$694.77 per US Dollar, as of September 30, 2018, it was Ch$660.42 per Dollar and as of December 31, 2017, it was Ch$614.75 per US Dollar.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	67

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial risk management, continued

5.2.6	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company maintains current and non-current financial debt valued at the LIBOR rate plus spread.

As of Monday, December 31, 2018, the Company has around 5% of its financial liabilities linked to variations in the LIBOR rate and therefore any significant increases in that rate would impact its financial position. A change of 100 base points over that rate could generate variations in finance costs of around US$0.06 million.

Additionally, as of December 31, 2018, the Company does not maintain maturities of less than 12 months on all capital of the financial debt, thereby reducing exposure to variations in interest rates.

5.2.7	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2018, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$481 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	68

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 5	Financial risk management, continued

5.2.7	Liquidity risk, continued

	Nature of undiscounted cash flows
As of December 31, 2018	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	70.25	4.10	79.66	-	83.76
Unsecured obligations	1,273.07	61.37	823.76	713.60	1,598.73
Subtotal	1,343.32	65.47	903.42	713.60	1,682.49
Other derivative financial liabilities
Hedging liabilities	(14.34)	5.52	15.64	29.27	50.43
Derivative financial instruments	0.16	0.16	-	-	0.16
Subtotal	(14.18)	5.68	15.64	29.27	50.59
Trade accounts payable and other accounts payable	163.75	163.17	0.58	-	-
Total	1,492.89	234.32	919.64	742.87	1,733.08

	Nature of undiscounted cash flows
As of December 31, 2017	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	163.57	164.78	-	-	164.78
Unsecured obligations	1,054.89	47.45	522.52	751.67	1,321.64
Subtotal	1,218.46	212.23	522.52	751.67	1,486.42
Other derivative financial liabilities
Hedging liabilities	28,38	37.01	(9.51)	(18.36)	9.14
Derivative financial instruments	0,80	0.80	-	-	0.80
Subtotal	29,18	37.81	(9.51)	(18.36)	9.94
Trade accounts payable and other accounts payable	196,28	196.18	0.10	-	-
Total	1,247.64	446.22	513.11	733.31	1,496.36

5.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	69

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2018	12/31/2017
	ThUS$	ThUS$

Assets	3,737,892	3,658,528
Liabilities	(1,652,401)	(1,470,707)
Equity	2,085,491	2,187,821

6.2	Parent entity

Pursuant to Article 99 of Law No. 18,045 of the Securities Market (the "Securities Market Law"), the Commission for Financial Market (the "CMF") may determine that a company does not have a controller in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32.131 whereby it determined that Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada (the "Pampa Group"), do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa the controller of the Company and that the Company does not have a controller given its current ownership structure.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	70

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 7	Board of Directors, Senior Management And Key management personnel

7.1	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of whom are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting on April 27, 2018.

On December 5, 2018, directors Darryl Stann and Mark F. Fracchia presented their resignations to the Board of Directors, and to date no replacements have been named.

As of December 31, 2018, the Company has the following Committees:

-	Directors’ Committee: This committee comprises Hernán Büchi Buc, Laurence Golbome Riveros and Alberto Salas Muñoz and fulfills the functions established in Article 50 bis of Chilean Law no. 18.046 on publicly-held corporations.
-	The Company’s Health, Safety and Environmental Matters Committee: This committee comprises Arnfinn F. Prugger, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.

-	Corporate Governance Committee: Comprised of Hernán Büchi Buc. In the session held in December 2018, in consideration of the resignation of directors Darryl Stann and Mark F. Fracchia, the Board of Directors decided move forward on issues pertaining to this committee.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 7	Board of Directors, Senior Management And Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	The payment of a fixed, gross and monthly amount of UF 400 in favor of the Chairman of the Board of Directors of SQM S.A. and of UF 350 in favor of the remaining seven Directors of SQM S.A. and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.12% of profit for the period effectively earned by the Company during the 2018 fiscal year.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during the 2018 fiscal year.

d)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2018.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2018 fiscal year is paid.

f)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee as of December 31, 2018, amount to ThUS$3,791, and ThUS$ 3,231 as of December 31, 2017.

3)	Directors’ Committee

The remuneration of the Directors Committee comprises:

a)	The payment of a fixed, gross and monthly amount of UF 113 in favor of each of the 3 directors that are members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

b)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2018 fiscal year.

c)	Approval of a budget for operating costs for the Directors’ Committee equal to the total of their joint annual remunerations plus ThUS$825.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	72

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 7	Board of Directors, Senior Management And Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

d)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2018.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2018 fiscal year is paid.

4)	Health, Safety and Environmental Matters Committee:

The remuneration for this committee is composed of the payment of a fixed, gross and monthly amount of UF 50 for each of the 3 Directors on the committee, regardless of the number of meetings it has held.

5)	Corporate Governance Committee

The remuneration for this committee is composed of the payment of a fixed, gross, monthly amount of UF 50 for each of the 3 Directors on the committee regardless of the number of meetings it has held.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	73

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 7	Board of Directors, Senior Management And Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

6)	No guarantees have been constituted in favor of the directors.

7)	Senior management compensation:

a)	As of December 31, 2018, the global compensation paid to the 123 main executives amounts to ThUS$27,907, the global compensation paid to the 115 main executives as of December 31, 2017 amounted to ThUS$27,367. This includes monthly fixed salary and variable performance bonuses.

b)	SQM S.A. has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

c)	The Company also has retention bonuses for its executives. The value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 18.6).

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2018 and the year ended December 31, 2017 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

7.2	Key management personnel compensation

As of December 31, 2018, there are 123 people occupying key management positions and 115 as of December 31, 2017.

	12/31/2018	12/31/2017
	ThUS$	ThUS$

Key management personnel compensation (1)	27,907	27,367

(1)	Corresponds to a number of executives (see Note 7.1 number 7) a).

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	74

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 8	Background on companies included in consolidation and non-controlling interests

8.1	Background on companies included in consolidation

The following tables detail general information as of December 31, 2018 and December 31, 2017, on the companies in which the group exercises control and significant influence:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US dollar	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Chilean peso	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Chilean peso	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US dollar	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Chilean peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Fri 4900, Santiago	Chile	US dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Chilean peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	US dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Chilean peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (*)	76.064.419-6	El Trovador 4285 Las Condes	Chile	Chilean peso	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	US dollar	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Chilean peso	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131 Las Condes	Chile	US dollar	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131 Las Condes	Chile	US dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	US dollar	-	100.0000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US dollar	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US dollar	0.0002	99.9998	100.0000
SQM Perú S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US dollar	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US dollar	0.0040	99.9960	100.0000

(*) SQM controls Soquimich Comercial, which in turn controls Comercial Agrorama Ltda. SQM has management control over Comercial Agrorama Ltda.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	75

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.1	Background on companies included in consolidation, continued

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total

SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US dollar	1.0900	98.9100	100.0000
SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US dollar	0.0159	99.9841	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	US dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	US dollar	0.1597	99.8403	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US dollar	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US dollar	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US dollar	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US dollar	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco Mexico	Mexico	US dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US dollar	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco Mexico	Mexico	US dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco Mexico	Mexico	US dollar	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Australian dollar	-	100.0000	100.0000
SACAL S.A.	Foreign	Av. Leandro N. Alem 882, piso 13 Buenos Aires	Argentina	Argentine peso	-	100.0000	100.0000

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	76

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.1	Background on companies included in consolidation, continued

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Holland	US dollar	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US dollar	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US dollar	-	99.996	99.996
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	US dollar	-	100.0000	100.0000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US dollar	0.5800	99.4200	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	US dollar	-	100.0000	100.0000

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities, results of consolidated subsidiaries

12/31/2018
	Assets		Liabilities				Comprehensive income
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	364,492	33,716	310,062	1,621	185,487	32,532	32,546
Proinsa Ltda.	52	-	-	-	-	-	-
SQMC Internacional Ltda.	193	-	-	-	-	(1)	(1)
SQM Potasio S.A.	38,237	935,027	123,838	23,180	3,270	271,247	270,514
Serv. Integrales de Tránsito y Transf. S.A.	62,355	37,594	92,154	2,054	33,392	134	118
Isapre Norte Grande Ltda.	553	754	551	152	3,444	30	(42)
Ajay SQM Chile S.A.	18,259	1,298	1,497	389	32,758	2,400	2,400
Almacenes y Depósitos Ltda.	264	46	-	-	-	(10)	(142)
SQM Salar S.A.	671,086	849,377	512,964	189,267	1,035,046	326,152	325,263
SQM Industrial S.A.	904,802	702,606	489,063	100,914	779,692	82,638	82,267
Exploraciones Mineras S.A.	3,137	30,999	6,039	-	-	2,071	2,071
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	270	571	417	292	2,341	2	(19)
Soquimich Comercial S.A.	139,210	13,558	39,743	6,692	136,563	3,492	3,466
Comercial Agrorama Ltda.	3,966	1,560	7,099	30	7,639	(1,061)	(1,062)
Comercial Hydro S.A.	4,897	28	40	8	25	119	119
Agrorama S.A.	7,235	485	12,086	48	9,440	(1,716)	(1,700)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	296	4,416	63	1	-	2	2
SQM MaG SpA	780	340	853	-	979	257	257
SQM North America Corp.	113,630	16,274	94,939	254	271,869	(1,342)	(993)
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	39	-	-	(25)	(25)
Nitratos Naturais do Chile Ltda.	30	136	3,349	-	-	127	127
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	148,464	3,586	-	-	22,131	22,162
SQM Perú S.A.	163	-	1,166	-	-	(107)	(107)
SQM Ecuador S.A.	24,529	144	21,773	72	32,181	766	766
SQM Brasil Ltda.	108	-	706	2,254	126	(32)	(32)
SQI Corporation N.V.	56	31	72	-	-	(6)	(6)
SQMC Holding Corporation L.L.P.	25,692	16,115	1,000	-	-	3,084	3,084
SQM Japan Co. Ltd.	78,457	210	75,948	171	204,313	208	208
subtotal	2,480,676	2,796,109	1,799,061	327,399	2,738,565	743,092	741,241

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities, results of consolidated subsidiaries, continued

12/31/2018
	Assets		Liabilities				Comprehensive income
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	412,691	1,825	349,252	-	985,278	17,180	17,180
SQM Italia SRL	1,176	-	15	-	-	-	-
SQM Indonesia S.A.	3		1	-	-	-	-
North American Trading Company	157	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,805	14,346	14,805	-		(2)	(2)
SQM Comercial de México S.A. de C.V.	110,558	3,040	81,325	-	198,180	1,327	1,327
SQM Investment Corporation N.V.	44,476	86	5,336	946	-	(624)	(624)
Royal Seed Trading Corporation A.V.V.	86	-	18,834	-	-	31	31
SQM Lithium Specialties LLP	15,753	3	1,264	-	-	(2)	(2)
Soquimich SRL Argentina	87	-	172	-	-	(79)	(79)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	(1)	(1)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	128	78	370	164	2,848	10	10
SQM Nitratos México S.A. de C.V.	90	7	56	10	763	12	12
Soquimich European Holding B.V.	4,999	164,484	32,047	-	-	25,437	25,468
SQM Iberian S.A.	68,754	2,235	57,931	-	138,855	2,995	2,995
SQM Africa Pty Ltd.	59,925	1,448	48,663	-	106,514	4,871	4,871
SQM Oceanía Pty Ltd.	3,581	-	1,990	-	2,513	(527)	(527)
SQM Beijing Commercial Co. Ltd.	12,346	9	10,163	-	13,779	(121)	(121)
SQM Thailand Limited	8,302	7	4,835	-	8,348	485	485
298SQM Colombia SAS	4,592	279	4,830	-	3,056	(887)	(887)
SQM Australia Pty	29,856	88,587	5,005	26	-	562	562
Sacal S.A.	3	-	-	-	-	-	-
SQM Internacional	10,854	781	3,502	-	3,539	102	102
SQM Shangai Chemicals Co. Ltd.	8,437	36	6,212	-	6,059	(239)	(239)
Subtotal	812,265	277,402	647,883	1,146	1,469,732	50,529	50,560
Total	3,292,941	3,073,511	2,446,944	328,545	4,208,297	793,621	791,801

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities, results of consolidated subsidiaries, continued

12/31/2017
	Assets		Liabilities				Comprehensive income
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	353,821	39,144	324,738	4,489	100,626	5,569	5,607
Proinsa Ltda.	59	1	-	-	-	(3)	(3)
SQMC Internacional Ltda.	219	-	-	-	-	(3)	(3)
SQM Potasio S.A.	243,513	951,448	85,279	23,092	4,129	282,442	282,874
Serv. Integrales de Tránsito y Transf. S.A.	27,822	36,606	57,208	1,596	35,210	1,727	1,712
Isapre Norte Grande Ltda.	561	834	590	147	1,952	44	65
Ajay SQM Chile S.A.	17,048	1,143	779	459	23,732	2,088	2,088
Almacenes y Depósitos Ltda.	301	50	1	-	-	(7)	83
SQM Salar S.A.	760,900	785,082	449,049	186,451	985,654	347,790	348,313
SQM Industrial S.A.	982,835	666,097	618,289	94,135	685,294	48,988	49,011
Exploraciones Mineras S.A.	540	31,691	6,206	-	-	(55)	(55)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	372	624	551	353	887	43	27
Soquimich Comercial S.A.	159,943	14,395	46,180	4,632	117,745	254	277
Comercial Agrorama Ltda.	9,977	1,852	12,388	54	13,061	(1,342)	(1,341)
Comercial Hydro S.A.	4,944	41	63	11	30	140	140
Agrorama S.A.	11,343	625	14,956	78	14,275	(2,041)	(2,059)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	341	4,356	50	-	-	-	-
SQM MaG SPA	10	-	-	-	-	-	-
SQM North America Corp.	131,452	15,442	162,180	782	250,522	(1,384)	(1,652)
RS Agro Chemical Trading Corporation A.V.V.	5,164	-	23	-	-	(30)	(30)
Nitratos Naturais do Chile Ltda.	-	141	3,451	-	-	(111)	(111)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	133,876	3,575	-	-	21,089	21,065
SQM Perú S.A.	270	-	1,166	-	-	24	24
SQM Ecuador S.A.	21,642	116	19,651	80	26,025	622	622
SQM Brasil Ltda.	187	-	663	2,345	336	(42)	(42)
SQI Corporation N.V.	16	26	61	-	-	(1)	(1)
SQMC Holding Corporation L.L.P.	24,600	15,193	1,000	-	-	2,263	2,263
SQM Japan Co. Ltd.	43,656	302	40,992	626	114,006	(2,168)	(2,168)
Subtotal	2,807,280	2,701,445	1,849,103	319,330	2,373,484	705,896	706,706

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	80

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities, results of consolidated subsidiaries, continued

12/31/2017
	Assets		Liabilities				Comprehensive income
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	399,601	2,599	339,910	-	923,087	11,097	11,097
SQM Italia SRL	1,236	-	16	-	-	(3)	(3)
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,807	14,348	14,807	-	-	(8)	(8)
SQM Comercial de México S.A. de C.V.	92,961	2,288	64,318	-	193,523	4,381	4,381
SQM Investment Corporation N.V.	52,639	86	12,955	866	-	(7,198)	(7,198)
Royal Seed Trading Corporation A.V.V.	31,040	-	49,818	-	-	2,348	2,348
SQM Lithium Specialties LLP	15,755	3	1,264	-	-	(8)	(8)
Soquimich SRL Argentina	168	-	173	-	-	(37)	(37)
Comercial Caimán Internacional S.A.	262	-	1,122	-	-	3	3
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	162	86	531	58	2,813	47	47
SQM Nitratos México S.A. de C.V.	49	8	30	7	301	6	6
Soquimich European Holding B.V.	53,664	137,393	71,761	1,493	-	18,476	18,452
SQM Iberian S.A.	57,241	1,720	48,891	-	175,936	119	119
SQM Africa Pty Ltd.	76,888	1,514	70,561	-	101,152	1,135	1,135
SQM Oceanía Pty Ltd.	4,151	-	2,033	-	2,045	301	301
SQM Agro India Pvt. Ltd.	-	-	-	-	-	-	-
SQM Beijing Commercial Co. Ltd.	8,804	16	6,518	-	3,691	151	151
SQM Thailand Limited	12,113	5	9,128	-	5,694	43	43
SQM Colombia SAS	278	131	33	-	-	(271)	(271)
SQM Australia Pty	25,654	24,800	-	-	-	-	-
Sacal S.A.	6	-	-	-	-	-	-
Subtotal	847,986	185,148	694,023	2,424	1,408,242	30,582	30,558
Total	3,655,266	2,886,593	2,543,126	321,754	3,781,726	736,478	737,264

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	81

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.3	Detail of transactions between consolidated companies

a)	Transactions conducted in 2018

On January 30, 2018, in SQM North America there was a capital increase of ThUS$36,251. All partners met this increase, maintaining share percentages.

On February 27, 2018, a capital contribution of ThUS$2,500 was made to SQM (Shanghai) Chemicals Co. Ltd. This company is a wholly-owned subsidiary of SQM Industrial S.A.

On March 28, 2018, in SQI Corporation N,V, there was a capital increase of ThUS$40. All partners met this increase, maintaining share percentages.

As of September 30, 2018, a total of ThUS$1,282 has been paid on the capital increase in SQM Colombia SAS subscribed during 2017 by SQM Industrial S.A. The transaction had no effect on consolidated earnings.

On August 1, 2018, the company Western Australia Lithium Pty changed its corporate name to Covalent Lithium Pty Ltd., maintaining all share percentages.

On November 9, 2018, a capital increase was made in SQM Australia Pty Ltd. for ThUS$2,670. All partners attended, maintaining all share percentages.

On November 29, 2018, a capital increase was made in SQM Australia Pty Ltd. for ThUS$5,250. All partners attended, maintaining all share percentages.

On December 14, 2018, a capital increase was made in SQM Australia Pty Ltd. for ThUS$83,500. All partners attended, maintaining all share percentages.

On December 18, 2018, Proinsa Ltda. sold to SQM Industrial S.A. 1 share in Agrorama S.A, thereby ending its participation in this company.

On December 18, 2018, SQMC Internacional Ltda. sold to Agrorama S.A. 1 share in Agrorama S.A.

b)	Transactions conducted in 2017

On January 1, 2017, the subsidiary SQM Iberian S.A. absorbed the joint venture SQM Vitas Spain.

On January 10, 2017, SQM Japan Co, Ltd, carried out a capital increase of ThUS$8,676. Only Soquimich European Holding B.V. subscribed shares, thereby increasing its interest from 46.24% to 84.03% and reducing the interest held by SQM S.A. from 0.54% to 0.16% and by SQM Potasio S.A. from 53.22% to 15.81%, This had no impact on the consolidated results of SQM S.A., which continues to hold 100% of SQM Japan Co. Ltd. in its consolidated statement of financial position.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	82

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 8	Background on companies included in consolidation (continued)

8.3	Detail of transactions between consolidated companies, continued

b)	Transactions conducted in 2017, continued

On February 10, 2017, the subsidiary Compañía Minera Arfwedson SpA was created in Chile with a capital contribution from SQM S.A. equivalent to ThUS$10 for a 100% interest. On August 29, 2017, the company's name was changed to "SQM MAG SpA". The transaction had no impact on the Company's consolidated results.

On April 19, 2017, the subsidiary SACAL S.A. was incorporated with capital of ThUS$7. The company is owned by SQM Potasio S.A. (95%) and SQM Industrial S.A. (5%), The transaction had no impact on the Company's consolidated results.

On May 4, 2017 SQI Corporation NV carried out a capital increase of ThUS$15.7, which belongs to SQM S.A. (with a share of 0.01587%) and SQM Potasio S.A. (with a share of 99.98413%)

On July 31, 2017, SQM Trading was legally formed. A capital of ThUS$3,080 was recorded as of June 30, 2018. The subsidiary is owned by the Company (0.58%) and Soquimich European Holding (99.42%). The transaction had no impact on the Company's consolidated results. Subsequent to its creation, this company changed its name to SQM International N.V.

SQM International N.V. (previously SQM Trading N.V.) was incorporated on July 31, 2017, born from the partial separation of SQM Europe N.V. into SQM Europe N.V. and SQM International N.V., both of which retained the same ownership structure as before. For tax purposes in Belgium, this separation was made effective retroactively as of January 1, 2017. In the annual accounts for 2017 to be presented in 2018 to the local authorities in Belgium, the statement of financial position and transactions are separated as of the effective date. The effects of this corporation are considered in the consolidated financial statements as of June 30, 2018.

During July 2017, the subsidiary SQM Agro India Private Limited was closed. The transaction had no impact on the Company's consolidated results.

On August 14, 2017, SQM Colombia SAS agreed to carry out a capital increase of ThUS$1,814.64, which was subscribed by its owner SQM Industrial S.A. To date, it has paid ThUS$641.The transaction had no impact on the Company's consolidated results.

On August 29, 2017, Compañía Minera Arfwedson SpA, changed its name to SQM MaG SpA.

On August 31, 2017, the subsidiary SQM Australia Pty Ltd, was created with initial capital of ThUS$7,000 (ThAUD8,729).This subsidiary is fully owned (100%) by SQM Potasio S.A. The functional currency of SQM Australia Pty Ltd, is the Australian dollar (AUD). Later, on December 14 of the same year, additional capital of ThUS$18,500 (AUD 24,105.5) was invested. These transactions had no impact on the Company's consolidated results.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	83

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 8	Background on companies included in consolidation (continued)

8.3	Detail of transactions between consolidated companies, continued

c)	Transactions conducted in 2017, continued

On November 27, 2017, the corporation ACN 623 090 139 was created in Australia. It later changed its corporate name to Western Australia Lithium pty with a capital of 10 Australian dollars. The corporation is owned by SQM Australia Pty Ltd (50%) and non-related third parties (50%).

On December 26, 2017, the company SQM (Shanghai) Chemicals Co. Ltd. was legally formed. No capital contributions had been recorded as of December 31, 2018.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	84

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.4	Background on non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests,	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	1,176	1,023	8,659	8,306	823	989
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	1,375	100	41,855	49,247	8,910	1,264
Comercial Agrorama Ltda.	30%	(318)	(403)	(481)	(184)	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	-	2,277	2,277	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		2,233	720	52,311	59,647	9,733	2,253

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	85

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 9	Equity-accounted investees

9.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2018 and December 31, 2017, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
Associates	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	10,821	15,936	596	1,483	-	-	596	1,483
Doktor Tarsa Tarim Sanayi AS	21,582	21,788	241	6,427	489	-	730	6,427
Ajay North America	14,951	14,432	3,728	3,677	-	-	3,728	3,677
Ajay Europe SARL	7,845	8,144	1,373	1,049	(439)	26	934	1,075
Charlee SQM Thailand Co, Ltd,	-	2,301	316	393	-	-	316	393
SQM Eastmed Turkey,	310	-	370	(25)	(21)	-	349	(25)
Kore Potash Ltd,	20,467	20,000	(1,543)	-	(1,206)	-	(2,749)	-
Total	75,976	82,601	5,081	13,004	(1,177)	26	3,904	13,030

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	86

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 9	Equity-accounted investees (continued)

9.1	Investments in associates recognized according to the equity method of accounting, continued

			Country of	Share of ownership	Dividends received
Associate	Description of the nature of the relationship	Domicile	incorporation	in associates	12/31/2018	12/31/2017
					ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	5,641	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	2,807	1,123
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z,I, du Grand Verger BP 227 53602 Evron Cedex	France	50%	811	968
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	362	-
Kore Potash Ltd.	Prospecting, exploration and mining development.	L 3 88 William St Perth, was 6000	Australia	17,52%	-	-
Total					9,621	2,091

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	87

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 9	Equity-accounted investees (continued)

9.1	Investments in associates recognized according to the equity method of accounting, continued

The companies described in the table below are related parties of the following associates:

(1)	Doktor Tarsa Tarim Sanayi AS

(2)	Terra Tarsa B.V

(3)	Abu Dhabi Fertilizer Industries WWL

Company	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
Terra Tarsa B,V, (1)	Distribution and trading of specialty plant nutrients,	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-
Plantacote N,V, (1)	Sale of CRF and production and sales of WSNPK	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-
Doktolab Tarim Arastima San, Tic As (1)	Laboratory services	27, Cd, No:2, 07190 Aosb 2, Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients,	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str,	Ukraine	100%	-	-
Terra Tarsa Don LLC (2	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-
Internacional Technical and Trading Agenies Co. WLL (3)	Distribution and trading of specialty plant nutrients, in the Middle East	P.O Box: 950918 Amman 11195	Jordania	50%	-	-
Total					-	-

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	88

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 9	Equity-accounted investees (continued)

9.2	Assets, liabilities, revenue and expenses of associates

12/31/2018
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	32,093	2,847	5,695	-	33,098	1,611	(1)	1,610
Doktor Tarsa Tarim Sanayi AS	66,498	12,242	27,067	8,509	74,144	481	978	1,459
Ajay North America	21,644	12,409	3,542	-	40,290	7,608	-	7,608
Ajay Europe SARL	21,219	1,214	6,743	-	36,337	2,747	(878)	1,869
SQM Eastmed Turkey	1,724	2,160	1,829	1,434	3,192	740	(42)	698
Kore Potash Ltda.	6,659	148,426	2,180	-	-	(8,198)	(6,882)	(15,080)
Total	149,837	179,298	47,056	9,943	187,061	4,989	(6,825)	(1,836)

12/31/2017
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	44,801	2,032	3,764	-	35,131	4,008	(4)	4,004
Doktor Tarsa Tarim Sanayi AS	81,057	10,731	36,960	11,251	75,269	12,854	(4,367)	8,487
Ajay North America	19,426	12,498	2,470	-	36,185	7,505	-	7,505
Ajay Europe SARL	23,555	1,266	8,534	-	32,310	2,098	2,208	4,306
Charlee SQM Thailand Co. Ltd.	8,585	712	3,292	255	13,618	981	414	1,395
SQM Eastmed Turkey	3,981	2,671	4,487	2,260	2,389	(49)	(12)	(61)
Total	181,405	29,910	59,507	13,766	194,902	27,397	(1,761)	25,636

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	89

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 9	Investment in Associates (continued)

9.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are not accounted for according to the equity method.

The equity method was applied to the Statement of Financial Position as of December 31, 2018 and December 31, 2017.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

9.4	Disclosures on interest in associates

a) Transactions conducted in 2018:

During the first quarter, SQM S.A. increased its capital in Kore Potash Ltd, by ThUS$ 3,000.

In March 2018 the company Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 10,890. 50% of the distributed dividend was charged to retained earnings subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

In March 2018 the company Ajay North America paid dividends of ThUS$ 1,432.

In June 2018, the associate company Doktor Tarsa Tarim, made a capital increase of 86 million Turkish Lira (ThUS$ 18,753), which was generated by the reclassification of retained earnings.

In June 2018 the company Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 4,348. 50% of the distributed dividend was charged to retained earnings subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

In June 2018 the company Ajay North America paid dividends of ThUS$1,432.

In June 2018 the company Ajay North Europe SARL paid dividends of ThUS$1,622.

In June 2018 the company Charlee SQM Thailand Co. Ltd. paid dividends of ThUS$906.

In September 2018, the company Ajay North America paid dividends of ThUS$1,432.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	90

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 9	Investment in Associates (continued)

9.4	Disclosures on interest in associates, continued

a) Transactions conducted in 2018, continued:

In September 2018 the company Ajay North America paid total dividends of ThUS$1,432.

On November 14, 2018, Soquimich European Holdings B.V. sold its share in Charlee SQM Thailand Co. Ltd., generating a loss of ThUS$759.

In 2018, the company Doktor Tarsa Tarim Sanayi Ve Ticaret A.S., changed its functional currency from Turkish Lira to the United States Dollar.

In December 2018 the company Ajay North America paid total dividends of ThUS$1.432.

b) Transactions conducted in 2017:

As of December 31, 2017, a capital increase was registered for Plantacote N.V. in a sum of ThUS$4,208 (equivalent to Th€3,500), which is 100% owned by the associate company Doktor Tarsa Tarim. The functional currency of Plantacote N.V. is the Euro. The contribution was made under the heading “Subordinated loan from Dr. Tarsa”. This contribution had no impact on the Company's consolidated results.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	91

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 10	Joint Ventures

10.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures there is no quoted market price to measure these investments.(See Note 3.22)

There are no significant restrictions on these joint ventures for the transfer of funds as payment of dividends or others.

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

10.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2018

During the first quarter of 2018, Minera Exar S.A. increased its capital by ThUS$13,000. The entity is a joint venture and contributions were made on January 25, 2018 (ThUS$6,000) and February 14, 2018 (ThUS$7,000) by SQM Potasio S.A. and Lithium Americas Corporation (LAC). Both partners share 50% ownership of the respective company, each contributing the same share in these capital increases.

On March 14, 2018, the company SQM Vitas Plantacote B.V. was closed.

As of the date of the presentation of these financial statements, Minera Exar S.A. has changed its functional currency from the Argentine peso to the United States dollar.

In April 2018, Minera Exar made a new capital increase of ThUS$7,000, which was contributed in equal parts by its partners.

On May 15, 2018, the subsidiary Soquimich European Holdings BV, signed a joint venture agreement with PAVONI & C., SpA in Italy. EUR5.5 million were paid for a 50% share, generating a lower value of EUR2,602,180. The functional currency of the joint venture is the Euro.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	92

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 10	Joint Ventures (continued)

10.2	Disclosures of interest in joint ventures, continued

On December 31, 2018, the conditions were met for Covalent Lithium Pty Ltd. to be recognized as a separate joint venture. In previous years, the Financial Statements for this Company were included in those of SQM Australia Pty.

On December 31, 2018, as part of the investment in Pavoni & C., SpA, the goodwill generated in the purchase of this joint venture was classified, a sum of ThUS$3,206.

In December 2018, SQM S.A. sold the share it held in Minera Exar S.A. generating a pre-tax profit of ThUS$14,507, which was presented in the Consolidated Statement of Income by Function in Other income (losses) (See Note 27.6)

The subsidiary SQM Industrial S.A., has recorded an impairment loss of ThUS$8,802, corresponding to its Sichuan SQM-Migao Chemical Fertilizer Co. Ltd. joint venture. The impairment is disclosed by deducting the value of the aforementioned investment, in the caption “Equity method investments".

b)	Operations conducted in 2017

On December 1, 2017, SQM Potasio S.A. recognized the goodwill value generated by the acquisition of 50% of the joint venture Minera Exar S.A. in the amount ThUS$6,205.

On October 6, 2017, a capital contribution of ThUS$13,300 (ThARS230,422,5) was made in mining company EXAR S.A., which is 50% owned by the subsidiary SQM Potasio S.A. The functional currency of EXAR S.A. is the Argentine peso (ARS). This contribution had no impact on the Company's consolidated results.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	93

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest in	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	ownership	12/31/2018	12/31/2017
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda. (1)	Production and distribution of soluble fertilizers,	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate,	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene,	Jebel ALI Free Zone P,O, Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition, Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Holland B.V.	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Pavoni & C.,Spa	Production of specialized fertilizers and other products for distribution in Italy and other countries	Corso Italia 172, 95129 Catania (CT), Sicily	Italy	50%	-	-
Covalent Lithium Pty Ltd.	development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine	L18, 109 St. Georges Tce Perth WA 6000 PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-

(1)	December 31, 2018, these joint ventures are classified as Non-current assets or groups of assets classified as held for sale. See Note 33.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	94

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting, continued

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.
(2)	Pavoni & C Spa.
(3)	SQM Vitas Holland B.V.

		Domicile	Country of incorporation	Share of interest in ownership	Dividends received
SQM Vitas Brazil Agroindustria (1)	Production and commercialization of specialty plant and animal nutrition and industrial hygiene,	Via Cndeias, Km, 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia,	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C (1),	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av, Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and other products for distribution in Italy and other countries.	Mantova (MN) via Cremona 27 Int. 25	Italy	50.48%	-	-
SQM Vitas Plantacote B.V. (3)	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

Joint Venture	Final reporting period date	Accounting method

Coromandel SQM India	December 31, 2018	Equity method
SQM Vitas Fzco.	December 31, 2018	Equity method
SQM Star Qingdao Corp Nutrition Co., Ltd.	December 31, 2018	Equity method
SQM Vitas Brazil Agroindustria	December 31, 2018	Equity method
SQM Vitas Perú S.A.C.	December 31, 2018	Equity method
SQM Vitas Holland B.V.	December 31, 2018	Equity method
Pavoni & C. Spa.	December 31, 2018	Equity method
Arpa Speciali S.R.L.	December 31, 2018	Equity method
Covalent Lithium Pty Ltd.	December 31, 2018	Equity method

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	95

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd. (1)	1,992	11,444	(650)	(535)
Coromandel SQM India	1,729	1,633	174	165
SQM Vitas Fzco.	20,202	19,478	1,781	1,502
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,168	2,980	188	361
SQM Vitas Holland	1,345	1,429	(14)	(18)
Minera Exar S.A. (1)	-	33,065	(206)	(27)
Pavoni & C., Spa	7,084	-	(39)	-
Covalent Lithium Pty Ltd.	53	-	36	-
Total	35,573	70,029	1,270	1,448

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd. (1)	-	-	(650)	(535)
Coromandel SQM India	-	-	174	165
SQM Vitas Fzco.	-	(5)	1,781	1,497
SQM Star Qingdao Corp. Nutrition Co. Ltd.	1	-	189	361
SQM Vitas Holland	-	-	(14)	(18)
Minera Exar S.A. (1)	(1)	-	(206)	(27)
Pavoni & C., Spa	-	-	(40)	-
Covalent Lithium Pty Ltd.	-	-	53	-
Total	-	(5)	1,287	1,443

(1)	As of December 31, 2018, the table below does not present investments in joint ventures transferred to the item non-current assets or groups of assets classified as held for sale. For more information, see Note 33.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	96

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	12,405	11,003	2,879	1,753
SQM Vitas Peru S.A.C (1)	5,188	5,961	(550)	(216)
SQM Vitas Plantacote B.V. (2)	-	669	-	(1)
Arpa Speciali S.R.L. (3)	122	-	(88)	-
Total	17,715	17,633	2,241	1,536

Joint Venture	Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	(661)	(51)	779	826
SQM Vitas Peru S.A.C (1)	-	-	(275)	(108)
SQM Vitas Plantacote B.V. (2)	-	-	-	(1)
Arpa Speciali S.R.L. (3)	-	-	-	-
Total	(661)	(51)	504	717

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.
(2)	SQM Vitas Holland
(3)	Pavoni & C. SPA

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	97

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 10	Joint Ventures (continued)

10.4	Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2018
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
				-
Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	28,699	6,098	13,281	-	12	(1,372)	-	(1,372)
Coromandel SQM India	5,656	852	3,050	-	11,605	348	-	348
SQM Vitas Fzco.	25,489	17,592	2,678	-	16,583	3,561	1	3,562
SQM Star Qingdao Corp. Nutrition Co. Ltd.	7,754	114	1,533	-	13,004	377	-	377
SQM Vitas Brazil Agroindustria	36,648	7,566	31,808	-	82,625	2,879	(1,322)	1,557
SQM Vitas Peru S.A.C	22,365	7,785	18,996	5,966	28,619	(550)	-	(550)
SQM Vitas Holland B.V.	2,692	-	1	-	-	(28)	-	(28)
SQM Vitas Plantacote B.V.	-	-	-	-	-	-	-	-
Pavoni & C. Spa	10,062	6,490	8,098	698	15,461	(79)	-	(79)
Arpa Speciali S.R.L.	-	-	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	239	100	233	-	-	106	-	106
Total	139,604	46,597	79,678	6,664	167,909	5,242	(1,321)	3,921

	12/31/2017
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	31,461	6,656	15,228	-	13,326	(1,070)	-	(1,070)
Coromandel SQM India	6,659	862	4,205	53	10,381	332	-	332
SQM Vitas Fzco.	23,699	17,479	2,221	-	15,518	3,003	(9)	2,994
SQM Star Qingdao Corp. Nutrition Co. Ltd.	6,941	171	1,152	-	12,631	721	-	721
SQM Vitas Brazil Agroindustria	30,303	8,453	27,752	-	60,131	1,753	(101)	1,652
SQM Vitas Peru S.A.C	20,933	8,534	17,380	6,126	35,299	(216)	-	(216)
SQM Vitas Holland B.V.	2,190	669	-	-	-	(36)	-	(36)
SQM Vitas Plantacote B.V.	679	-	10	-	-	(1)	-	(1)
Minera Exar S.A.	19,277	73,114	38,670	-	-	(53)	-	(53)
Total	142,142	115,938	106,618	6,179	147,286	4,433	(110)	4,323

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	98

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 10	Joint Ventures (continued)

10.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	106	6,198	-	-	-	-
Coromandel SQM India	308	1,118	-	-	-	-
SQM Vitas Fzco.	19,312	15,307	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	4,543	3,675	-	-	-	-
SQM Vitas Brazil Agroindustria	1,869	5,139	13,380	7,342	-	-
SQM Vitas Peru S.A.C.	371	687	3,819	2,215	801	1,372
SQM Vitas Holland B.V	2,692	2,190	-	-	-	-
SQM Vitas Plantacote B.V	-	679	-	-	-	-
Minera Exar S.A.	-	9,189	-	-	-	-
Pavoni &C., Spa	407	-	5,464	-	-	-
Arpa Speciali S.R.L.	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	156	-	-	-	-	-
Total	29,764	44,182	22,663	9,557	801	1,372

	Interest expense
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	(948)	(696)	(1)	(25)	97	303
Coromandel SQM India	445	-	(9)	(16)	(38)	(485)
SQM Vitas Fzco.	(509)	(553)	(8)	(19)	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(67)	(68)	-	-	(187)	(174)
SQM Vitas Brazil Agroindustria	(408)	(453)	(886)	(1,253)	(117)	(283)
SQM Vitas Peru S.A.C,	(347)	(375)	(425)	(432)	(230)	(214)
SQM Vitas Holland B.V	-	-	-	-	-	-
SQM Vitas Plantacote B.V	-	-	-	(1)	-	-
Minera Exar S.A.	-	(523)	-	(32)	-	(620)
Pavoni & C., Spa	(542)	-	(335)	-	-	-
Arpa Speciali S.R.L.	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	(16)	-	(5)	-	(46)	-
Total	(2,392)	(2,668)	(1,669)	(1,778)	(521)	(1,473)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	99

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 11	Cash and cash equivalents

11.1	Types of cash and cash equivalents

As of December 31, 2018 and December 31, 2017, cash and cash equivalents are detailed as follows:

a)	Cash

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Cash on hand	75	60
Cash in banks	101,662	50,137
Other demand deposits	746	1,530
Total cash	102,483	51,727

b)	Cash equivalents

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	187,666	290,914
Short-term investments, classified as cash equivalents	265,917	287,797
Total cash equivalents	453,583	578,711

Total cash and cash equivalents	556,066	630,438

11.2	Short-term investments, classified as cash equivalents

As of December 31, 2018 and December 31, 2017, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2018 ThUS$	12/31/2017 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	132,108	144,464
JP Morgan US dollar Liquidity Fund Institutional	133,809	143,333
Total	265,917	287,797

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	100

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 11	Cash and cash equivalents (continued)

11.3	Information on cash and cash equivalents by currency

As of December 31, 2018 and December 31, 2017, information on cash and cash equivalents by currency is detailed as follows:

	12/31/2018	12/31/2017
Original currency	ThUS$	ThUS$
Chilean Peso (*)	157,500	579
US Dollar	353,037	612,727
Euro	4,739	9,782
Mexican Peso	1,242	258
South African Rand	5,843	4,074
Japanese Yen	1,786	1,773
Peruvian Sol	7	8
Brazilian Real	-	38
Chinese Yuan	2,305	1,143
Dírham United Arab Emirates	1	-
Indian rupee	3	-
Argentine Peso	2	1
Pound Sterling	3	55
Australian dollar	29,598	-
Total	556,066	630,438

(*)The Company maintains financial derivative policies which allow to minimize the risk of the variation in Chilean pesos exchange rate.

11.4	Amount restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2018 and December 31, 2017, restricted cash balances are presented in Note 14.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	101

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 11	Cash and cash equivalents (continued)

11.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2018 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2018 ThUS$
Scotiabank	Fixed term	Ch$	2.50	10/18/2018	1/16/2019	14,606	90	14,696
Banco Crédito e Inversiones	Fixed term	Ch$	2.55	11/6/2018	1/9/2019	19,632	92	19,724
Scotiabank	Fixed term	Ch$	2.55	11/30/2018	1/3/2019	14,393	38	14,431
Scotiabank	Fixed term	Ch$	2.55	12/3/2018	1/3/2019	11,515	27	11,542
Itau-Corpbanca	Fixed term	Ch$	2.50	12/3/2018	1/3/2019	14,393	34	14,427
Itau-Corpbanca	Fixed term	Ch$	2.50	12/7/2018	1/9/2019	14,393	29	14,422
Itau-Corpbanca	Fixed term	Ch$	2.50	12/10/2018	1/9/2019	12,954	23	12,977
Scotiabank	Fixed term	Ch$	2.35	12/10/2018	1/9/2019	12,954	21	12,975
Itau-Corpbanca	Fixed term	US$	3.06	12/11/2018	1/11/2019	1,300	2	1,302
Banco Estado	Fixed term	US$	2.75	12/12/2018	1/15/2019	1,000	1	1,001
Itau-Corpbanca	Fixed term	Ch$	2.50	12/14/2018	1/9/2019	14,392	20	14,412
Scotiabank	Fixed term	Ch$	2.65	12/17/2018	1/17/2019	14,393	18	14,411
Scotiabank	Fixed term	Ch$	2.60	12/17/2018	1/17/2019	10,892	13	10,905
Banco Crédito e Inversiones	Fixed term	US$	2.93	12/17/2018	1/31/2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.30	12/17/2018	1/31/2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.40	12/17/2018	1/31/2019	3,000	4	3,004
Banco de Chile	Fixed term	US$	3.06	12/17/2018	1/31/2019	1,700	2	1,702
Scotiabank Sud Americano	Fixed term	US$	2.95	12/17/2018	1/31/2019	1,500	2	1,502
Banco de Chile	Fixed term	US$	3.26	12/19/2018	1/31/2019	800	1	801
Banco Crédito e Inversiones	Fixed term	US$	3.42	12/26/2018	2/26/2019	2,800	1	2,801
Banco de Chile	Fixed term	US$	3.26	12/26/2018	2/26/2019	2,800	1	2,801
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	1/7/2019	1,439	1	1,440
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	1/14/2019	2,879	1	2,880
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	1/21/2019	1,439	1	1,440
Banco Estado	Fixed term	US$	3.15	12/28/2018	1/28/2019	2,000	1	2,001
Banco Estado	Fixed term	US$	3.15	12/28/2018	1/28/2019	600	-	600
Banco de Chile	Fixed term	US$	3.16	12/28/2018	1/28/2019	2,000	1	2,001
Banco Crédito e Inversiones	Fixed term	US$	2.53	12/28/2018	1/8/2019	1,000	-	1,000
Banco Crédito e Inversiones	Fixed term	US$	3.08	12/28/2018	1/28/2019	2,500	1	2,501
Banco Santander- Santiago	Fixed term	Ch$	0.20	12/28/2018	1/4/2019	432	-	432
BBVA Banco Francés	Fixed term	US$	-	12/31/2018	1/21/2019	81	3	84
Nedbank	On demand	US$	-	12/31/2018	1/1/2019	647	-	647
Total						187,234	432	187,666

(*) Corresponds to monthly rate..

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	102

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 11	Cash and cash equivalents (continued)

11.5	Short-term deposits, classified as cash equivalents, continued

2017 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2017 ThUS$
Scotiabank Sud Americano	Fixed term	Ch$	0.24	11/21/2017	1/02/2018	8,943	30	8,973
Banco Itau Chile	Fixed term	Ch$	0.24	11/28/2017	1/02/2018	15,652	41	15,693
Banco Itau Chile	Fixed term	Ch$	0.24	11/28/2017	1/02/2018	15,652	41	15,693
Banco BBVA Chile	Fixed term	Ch$	0.23	11/28/2017	1/02/2018	15,652	40	15,692
Banco BBVA Chile	Fixed term	Ch$	0.23	11/28/2017	1/02/2018	15,652	40	15,692
Banco Itau Chile	Fixed term	Ch$	0.25	11/29/2017	2/27/2018	18,857	50	18,907
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/12/2017	1/11/2018	15,982	26	16,008
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/12/2017	1/11/2018	8,524	14	8,538
Banco Itau Chile	Fixed term	Ch$	0.24	12/12/2017	1/11/2018	15,982	24	16,006
Banco Itau Chile	Fixed term	Ch$	0.24	12/12/2017	1/11/2018	7,458	11	7,469
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/14/2017	1/16/2018	19,780	29	19,809
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/14/2017	1/16/2018	15,665	23	15,688
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/14/2017	1/16/2018	11,488	17	11,505
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/15/2017	1/16/2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/15/2017	1/16/2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/15/2017	1/16/2018	15,568	22	15,590
Banco BBVA Chile	Fixed term	Ch$	0.24	12/29/2017	1/10/2018	4,107	1	4,108
Banco BBVA Chile	Fixed term	Ch$	0.24	12/29/2017	1/10/2018	2,765	-	2,765
Banco Santander - Santiago	Fixed term	US$	0.28	12/27/2017	1/18/2018	700	-	700
Banco Santander - Santiago	Fixed term	US$	0.4	12/15/2017	2/13/2018	15,000	27	15,027
Banco Santander - Santiago	Fixed term	US$	0.4	12/15/2017	2/13/2018	14,000	25	14,025
Corpbanca	Fixed term	Ch$	0.22	12/28/2017	1/04/2018	1,301	-	1,301
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12/29/2017	1/05/2018	976	-	976
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12/29/2017	1/05/2018	569	-	569
Banco Santander - Santiago	Fixed term	US$	2.45	12/06/2017	1/05/2018	3,500	6	3,506
Scotiabank Sud Americano	Fixed term	US$	3.40	12/15/2017	1/16/2018	2,000	3	2,003
Banco BBVA Chile	Fixed term	US$	2.80	12/26/2017	1/26/2018	2,200	1	2,201
Banco Crédito e Inversiones	Fixed term	US$	2.3	12/27/2017	1/04/2018	2,300	1	2,301
Banco Santander - Santiago	Fixed term	US$	2.88	12/27/2017	1/04/2018	2,300	1	2,301
Banco BBVA Chile	Fixed term	US$	2.80	12/27/2017	1/04/2018	1,400	-	1,400
BBVA Banco Francés	Fixed term	US$	0.19	12/11/2017	1/31/2018	163	-	163
Nedbank	On demand	US$	-	12/01/2017	1/31/2018	3,686	-	3,686
ABN Amro Bank	Fixed term	US$	-	12/31/2017	1/02/2018	1,439	-	1,439
Total						290,397	517	290,914

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	103

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 11	Cash and cash equivalents (continued)

11.6	Other information

Net Debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

Net debt

	12/31/2018	12/31/2017
	ThUS$	ThUS$

Cash and cash equivalents	556,066	630,438
Other current financial assets	312,721	366,979
Other non-current financial hedge assets	13,425	8,910
Borrowings - repayable within one year (including overdraft)	(23,585)	(220,328)
Borrowings - repayable after one year	(1,330,382)	(1,031,507)
Net debt	(471,755)	(245,508)

Cash and liquid investments	882,212	1,006,327
Gross debt - fixed interest rates	(1,353,967)	(1,251,835)
Net debt	(471,755)	(245,508)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	104

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 12	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2018 ThUS$	12/31/2017 ThUS$

Raw material reserves	6,764	9,364
Supplies for production reserves	26,840	22,257
Products-in-progress reserves	423,621	456,333
Finished product reserves	456,449	414,120
Total	913,674	902,074

As of December 31, 2018, the Company has inventory of caliche ore (in piles or undergoing leaching process) available for processing valued at ThUS$347,100 and ThUS$333,194 as of December 31, 2017, (included in work in progress).

Inventory reserves recognized as of December 31, 2018 amount to ThUS$105,282, and ThUS$96,284 as of December 31, 2017. For finished and in-process products, the provisions constituted include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs, etc.), inventory differences and potential errors in the determination of inventories (e.g., errors in topography, grade, humidity, etc.), see Note 3.18.

For inventories of raw materials, supplies, materials and parts, lower value provisions have been associated with the proportion of obsolete, defective or slow-moving materials and potential differences.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	12/31/2018 ThUS$	12/31/2017 ThUS$

Raw material reserves	1,838	93
Products-in-progress reserves	82,673	80,249
Finished product reserves	20,771	15,942
Total	105,282	96,284

The Company has not delivered inventory as collateral for the periods indicated above.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	105

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 12	Inventories (continued)

As of December 31, 2018 and, 2017, movements in provisions are detailed as follows:

	12/31/2018	12/31/2017
Conciliation	ThUS$	ThUS$
Beginning balance	96,284	81,295
Increase in Lower Value (1)	7,845	19,515
Additional Provision Differences of Inventory. (2)	3,176	573
Increase / Decrease eventual differences and others (3)	2,436	(178)
Provision Used	(4,459)	(4,921)
Total changes	8,998	14,989
Final balance	105,282	96,284

(1)	There are three types of Lower Value Provisions: Economic Realizable Lower Value, Potential Inventory with Uncertain Future Use and Reprocessing Costs of Off-Specification Products.
(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process. At least two annual inventories are taken in the production sites and in the port in Chile (“zero sum” systems have immediate potential adjustments).
(3)	This algorithm corresponds to diverse provision percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous profit and loss, as is the case with provisions in Commercial Offices.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	106

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 13	Related party disclosures

13.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

13.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law No. 18,045 of the Securities Market (the "Securities Market Law"), the Commission for Financial Market (the "CMF") may determine that a company does not have a controller in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32.131 whereby it determined that Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada (the "Pampa Group"), do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa the controller of the Company and that the Company does not have a controller given its current ownership structure.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	107

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 13	Related party disclosures (continued)

13.3	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2018 and December 31, 2017, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panama	US$	Subsidiary
Foreign	SQM Africa Pty Ltd,	South Africa	US$	Subsidiary
Foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	US$	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Australia PTY	Australia	Australian dollar	Subsidiary
Foreign	SACAL S.A.	Argentina	Argentine peso	Subsidiary
96,801,610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96,651,060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96,592,190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96,592,180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86,630,200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79,947,100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79,906,120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79,876,080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79,770,780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79,768,170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79,626,800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78,053,910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	108

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 13	Related party disclosures (continued)

13.3	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2018 and December 31, 2017, the detail of entities that are related parties of the SQM S.A.: Group is as follows:

Tax ID No,	Name	Country of origin	Functional currency	Nature
76,534,490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76,425,380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76,064,419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76,145,229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76,359,919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76,360,575-2	Orcoma SPA	Chile	US$	Subsidiary
76,686,311-9	SQM MaG SpA	Chile	US$	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	US$	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Thailand	Thai baht	Associate
Foreign	Kore Potash Ltd.	Australia	US$	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Dutch Antilles	Euro	Joint venture
Foreign	Minera Exar S.A. (2)	Argentina	US$	Joint control
Foreign	Covalent Lithium Pty Ltd.	Australia	Australian dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96,511,530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
96,529,340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79,049,778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	SQM Vitas Brazil Agroindustria (3)	Brazil	US$	Other related parties
Foreign	SQM Vitas Peru S.A.C. (3)	Peru	US$	Other related parties
Foreign	Terra Tarsa B.V. (4)	Holland	Euro	Other related parties
Foreign	Plantacote N.V (4)	Belgium	Euro	Other related parties
Foreign	Doktolab Tarim Arastima San. Tic As (4)	Turkey	Turkish Lira	Other related parties
Foreign	Terra Tarsa Ukraine LLC (4)	Ukraine	Ukrainian Grivna	Other related parties
Foreign	Terra Tarsa Don LLC (4)	Russian Federation	Russian ruble	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WLL	Oman	United Arab Emirates dirham	Other related parties
Foreign	Internacional Technical and Trading Agencies CO WLL (5)	Jordan	United Arab Emirates dirham	Other related parties
Foreign	Arpa Speciali S.R.L (6)	Italy	Euro	Other related parties

(1) During the month of November 2018, the stake held in Charlee SQM Thailand Co. Ltd. was sold.

(2) During the month of December 2018, the stake held in Minera Exar S.A.

(3) These Companies are subsidiaries of the SQM Vitas Fzco joint venture.

(4) These Companies are subsidiaries of the associate Doktor Tarsa Tarim Sanayi AS.

(5) These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL

(6) These companies are subsidiaries of the joint venture Pavoni & C, SPA

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	109

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 13	Related party disclosures (continued)

13.3	Detailed identification of the link between the Parent and subsidiary, continued

TAX ID No.	Name	Country of Origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda(*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ivon Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Julia Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda(*)	Chile	Chilean peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda(*)	Chile	Chilean peso	Other related parties

(*) Correspond to Mining Contractual Societies

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	110

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 13	Related party disclosures (continued)

13.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2018 and 2017, the detail of significant transactions with related parties is as follows:

Tax ID No,	Company	Nature	Country of origin	Transaction	12/31/2018 ThUS$	12/31/2017 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	16,726	17,538
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	19,470	15,706
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	811	969
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	16,810	13,206
Foreign	Ajay North America LLC.	Associate	United States	Dividends	2,807	1,123
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	5,811	4,351
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	5,641	-
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Associate	Thailand	Sale of products	4,960	5,102
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Associate	Thailand	Dividends	362	-
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	-	45
Foreign	Kowa Company Ltd. (3)	Other related parties	Japan	Sale of products	-	132,495
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	44,827	31,137
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	17,204	23,058
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	-	85
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	-	252
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	7,696	8,011
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	-	200
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Sale of products	-	210
Foreign	Minera Exar S.A. (2)	Joint venture	Argentina	Loans	-	11,000
Foreign	Terra Tarsa Ukraine LLC	Associate	Turkey	Sale of services	1,674	1,218
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Sale of products	187	423
Foreing	Plantacote N.V.	Associate	Belgium	Sale of products	4,554	2,108
Foreing	SQM eastmed Turkey	Associate	Turkey	Sale of products	30	-
Foreing	Pavoni & C., Spa	Joint venture	Italy	Sale of products	201	-
Foreing	Arpa Speciali S.R.L	Other related parties	Italy	Sale of products	207	-
Total					149,978	268,237

(1)	As of November 2018, the ownership interest in Charlee SQM Thailand Co. Ltd. sold.

(2)	(2) During the month of December 2018, the stake held in Minera Exar S.A..

(3)	As of December 31, 2018, Kowa Company Ltd. is not considered a related party.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	111

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 13	Related party disclosures (continued)

13.5	Trade receivables due from related parties, current:

Transactions between the Company, its subsidiaries, joint ventures and other related parties are considered customary transactions. These transactions are carried out under arm’s length conditions, or those that are normally in effect for this type of transaction in terms of time frames and market prices. In addition, they have been eliminated upon consolidation and are not disclosed in this note.

					12/31/2018	12/31/2017
Tax ID N°	Company	Nature	Country of origin	Currency	ThUS$	ThUS$
Foreign	Charlee SQM Thailand Co. Ltd.(1)	Associate	Thailand	US$	-	1,204
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	3,756	4,689
Foreign	Ajay North America LLC.	Associate	United States	US$	2,079	2,005
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	857	73
Foreign	Kowa Company Ltd.(1)	Jointly controlled entity	Japan	US$	-	5,008
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	15,818	17,293
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	12,768	13,766
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	2,025	3,804
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Emirates dirham	105	-
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	248	50
Foreign	Plantacote N.V.	Associate	Belgium	Euro	312	190
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Russian ruble	41	44
Foreign	Minera Exar S.A. (2)	Joint venture	Argentina	US$	-	11,000
Foreign	SQM Eastmed Turkey	Associate	Turkey	Euro	30	-
Foreing	SQM Pavoni & C. SPA	Joint venture	Italy	Euro	12	-
Foreign	Doktor Tarsa Tarim Sanayi As	Joint venture	Turkey	US$	6,497	-
Total					44,554	59,132

(1) As of November 2018, the ownership interest in Charlee SQM Thailand Co. Ltd. sold.

(2) During the month of December 2018, the stake held in Minera Exar S.A..

The accounts receivable presented are net of provision (provision for 2018 ThUS$ 10,966 and 2017 for ThUS $ 14,125, see Note 14.2)

13.6	Trade payables due to related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2018 ThUS$	12/31/2017 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	-	11
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Ukrainian Grivna	-	7
Foreign	SQM Star Qingdao Corp Nutrition Co,, Ltd.	Joint venture	China	US$	-	725
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	-	584
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	38
Foreign	Covalent Lithium Pty Ltd	Associate	Australia	Australian dollar	9	-
Current Total					9	1,365

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	112

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

14.1	Types of other financial assets

Description of other financial assets	12/31/2018 ThUS$	12/31/2017 ThUS$

Financial assets at amortized cost (1)	291,790	360,941
Derivative financial instruments
- - For hedging	18,238	-
- Held for trading at fair value through profit or loss (2)	2,693	6,038
Total other current financial assets	312,721	366,979

Investments classified as available for sale at fair value through profit or loss	-	9,179
Financial assets at fair value through other comprehensive income	3,631	-
Derivative financial instruments
- For hedging	13,425	8,910
Financial assets at amortized cost (3)	75	24,790
Total other non-current financial assets	17,131	42,879

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the following financial institutions::

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 14.3).

(3)	SQM Potassium S.A., contributed ThUS$24,745 to Western Australia Lithium (WAL). As of December 31, 2017, this had not been legally incorporated as a Company and the funds remained in trust pending transfer to WAL.

Institution	12/31/2018 ThUS$	12/31/2017 ThUS$
Banco Santander	23,124	163,269
Banco de Crédito e Inversiones	145,834	71,748
Banco Itaú-Corpbanca	70,719	77,527
Banco Security	27,215	28,592
Scotiabank Sud Americano	24,898	13,764
Banco Chile	-	4,834
Banco BBVA Chile	-	1,207
Total	291,790	360,941

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	113

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments, (continued)

14.2	Trade and other receivables

	12/31/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	429,150	-	429,150	412,321	-	412,321
Prepayments	16,147	-	16,147	16,177	-	16,177
Other receivables	19,558	2,275	21,833	18,377	1,912	20,289
Total trade and other receivables	464,855	2,275	467,130	446,875	1,912	448,787

	12/31/2018			12/31/2017
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	445,670	(16,520)	429,150	427,400	(15,079)	412,321
Trade receivables, current	445,670	(16,520)	429,150	427,400	(15,079)	412,321
Prepayments, current	16,990	(843)	16,147	16,877	(700)	16,177
Other receivables, current	23,863	(4,305)	19,558	23,409	(5,032)	18,377
Current trade and other receivables	40,853	(5,148)	35,705	40,286	(5,732)	34,554
Other receivables, non-current	2,275	-	2,275	1,912	-	1,912
Non-current receivables	2,275	-	2,275	1,912	-	1,912
Total trade and other receivables	488,798	(21,668)	467,130	469,598	(20,811)	448,787

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	114

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments, (continued)

14.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Uncollateralized portfolio

As of December 31, 2018 the detail of the uncollateralized portfolio is as follows:

2018
	Total uncollateralized portfolio
Past due segments	Number of customers non- renegotiated portfolio	Gross non- renegotiated portfolio ThUS$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,429	403,805	136	668
1-30 days	1,284	17,899	390	596
31-60 days	940	8,063	154	118
61-90 days	661	2,147	41	75
91-120 days	498	1,210	27	47
121-150 days	85	385	16	29
151-180 days	49	177	21	176
181-210 days	14	1,289	41	231
211-250 days	12	107	101	242
>250 days	1,756	7,258	305	1,148
Total	6,728	442,340	1,232	3,330

As of December 31, 2017 the detail of the uncollateralized portfolio is as follows:

2017
	Total uncollateralized portfolio
Past due segments	Number of customers non- renegotiated portfolio	Gross non- renegotiated portfolio ThUS$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	3,039	344,802	23	706
1-30 days	1,598	41,510	376	924
31-60 days	824	8,813	130	272
61-90 days	756	3,740	50	119
91-120 days	548	7,367	22	54
121-150 days	182	2,914	22	56
151-180 days	443	5,602	45	75
181-210 days	365	4,470	27	45
211-250 days	682	112	29	138
>250 days	1,837	3,050	350	2,631
Total	10,274	422,380	1,074	5,020

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	115

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments, (continued)

14.2	Trade and other receivables, continued

As of December 31, 2018 and December 31, 2017, movements in provisions are as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Provision Impairment Accounts receivable at the beginning of the Period	34,936	31,616
Adjustment to Starting Balance through New Model Calculations (IFRS 9)	2,301	-
Increase / (decrease) impairment of accounts receivable for the period to profit and loss	(2,967)	8,037
Use of Provision Applied to Accounts Receivable	(1,636)	(4,717)
Impairment of Accounts Receivable Provision at the Star of the Period (1)+(2)	32,634	34,936
(1) Trade and Other Receivables Provision	21,668	20,811
(2) Current Related Party Receivables Provision	10,966	14,125
Recovery of Insurance	827	126

Impairment of Accounts Receivable Provision	32,634	34,936
Renegotiated Provision	2,056	2,580
Non-renegotiated Provision	30,578	32,356

Credit risk concentration.

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities in the Company’s client base and their distribution throughout the world.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	116

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds in Chilean pesos and UF in Chilean pesos. As of December 31, 2017, the notional amount of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$ 461,659, and as of December 31, 2017 such contracts amounted to ThUS$ 266,335.

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2018	13,516	(3,004)	8,256	-	8,256

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2018	(17,318)	16,636	1,541	-	1,541

Hedging assets with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2018	18,146	19,911	(1,765)	-	(1,765)

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	8,910	5,641	2,170	-	2,170

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	17,128	33,696	41	-	41

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	117

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.3	Hedging assets and liabilities, continued

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	(20,159)	(20,256)	97	-	97

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force As of December 31, 2018 and December 31, 2017.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
H	155,214	UF	01/05/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	118

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.3	Hedging assets and liabilities, continued

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, which may have material effects on the results of the Company.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis, the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations. For this purpose, we use the effectiveness test.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. At present, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

14.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2018 and December 31, 2017, the detail is as follows:

	31/12/2018			31/12/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
- Bank borrowings	300	68,870	69,170	163,568	-	163,568
- Obligations with the public (bonds)	15,145	1,249,479	1,264,624	13,494	1,031,507	1,045,001
Derivative financial instruments
- - For hedging	5,285	12,033	17,318	37,287	-	37,287
- Held for trading at fair value through profit or loss
Hedging liabilities	2,855	-	2,855	5,979	-	5,979
Total	23,585	1,330,382	1,353,967	220,328	1,031,507	1,251,835

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	119

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Current and non-current bank borrowings

As of December 31, 2018 and December 31, 2017, the detail is as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Long-term bank borrowings	68,870	-
Short-term bank borrowings	-	163,568
Current portion of long-term loans	300	-
Short-term borrowings and current portion of long-term borrowings	69,170	163,568
Total bank borrowings	69,170	163,568

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	120

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

a)	Bank borrowings, current:

As of December 31, 2018 and December 31, 2017, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment			Effective	Nominal
Tax ID No	Company	Country	Tax ID No,	Financial institution	Country	index	Repayment	Vencimiento	rate	rate
93,007,000-9	SQM.S.A.	Chile	0-E	Scotiabank Cayman	USA	US$	Upon maturity	05/29/2023	3.60%	3.98%
Foreign	Nitratos Naturais do Chile Lim	Brazil	0-E	Banco ITAU Brasil	Brasil	BRL	Upon maturity	01/31/2019	5.17%	5.17%
Foreign	SQM Brasil Limitada	Brazil	0-E	Banco ITAU Brasil	Brasil	BRL	Upon maturity	01/31/2019	5.5%	5.5%

		12/31/2018			12/31/2018
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	248	248	-	248
Nitratos Naturais do Chile Lim	Banco ITAU Brasil	-	-	-	11	-	11	-	11
SQM Brasil Limitada	Banco ITAU Brasil	-	-	-	41	-	41	-	41
Total		-	-	-	52	248	300	-	300

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	121

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Company	Country	Tax ID No,	Financial institution	Country	index	Repayment	rate	rate
93,007,000-9	SQM.S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.63%	1.63%
93,007,000-9	SQM.S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.73%	1.73%
93,007,000-9	SQM.S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.73%	1.73%
93,007,000-9	SQM S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.64%	1.64%
93,007,000-9	SQM S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.67%	1.67%
93,007,000-9	SQM S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.67%	1.67%
79,626,800-K	SQM Salar S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.91%	1.91%
79,626,800-K	SQM Salar S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.94%	1.94%
79,947,100-0	SQM Industrial S.A.	CHILE	97,030,000-7	Banco Estado	CHILE	US$	Upon maturity	1.74%	1.74%
79,947,100-0	SQM Industrial S.A.	CHILE	97,030,000-7	Banco Estado	CHILE	US$	Upon maturity	1.65%	1.65%

		12/31/2017			12/31/2017
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM,S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,137	20,137	-	20,137
SQM,S.A.	Scotiabank Sud Americano	-	17,000	17,000	-	17,140	17,140	-	17,140
SQM,S.A.	Scotiabank Sud Americano	-	3,000	3,000	-	3,025	3,025	-	3,025
SQM,S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM,S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM,S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM Salar S.A.	Banco Estado	-	20,000	20,000	-	20,071	20,071	-	20,071
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,072	20,072	-	20,072
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,064	20,064	-	20,064
SQM Industrial S.A.	Banco Estado	18,000	-	18,000	18,026	-	18,026	-	18,026
Total		63,000	100,000	163,000	63,059	100,509	163,568	-	163,568

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	122

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of December 31, 2018 and December 31, 2017, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93,007,000-9	SQM S.A.	CHILE	-	MMUS$250	4/21/2019	US$	Semiannual	Upon maturity	0.95%	5,50%
93,007,000-9	SQM S.A.	CHILE	-	MMUS$250	1/28/2019	US$	Semiannual	Upon maturity	2,75%	4,38%
93,007,000-9	SQM S.A.	CHILE	-	MMUS$300	4/03/2019	US$	Semiannual	Upon maturity	1,77%	3,63%
93,007,000-9	SQM S.A.	CHILE	564	H	1/05/2019	UF	Semiannual	Semiannual	1,90%	4,90%
93,007,000-9	SQM S.A.	CHILE	699	O	2/01/2019	UF	Semiannual	Upon maturity	2,60%	3,80%
93,007,000-9	SQM S.A.	CHILE	563	P	1/15/2019	UF	Semiannual	Upon maturity	3,07%	3,25%
93.007.000-9	SQM S.A.	Chile	700	Q	6/01/2019	UF	Semiannual	Upon maturity	3,34%	3,45%

			12/31/2018			12/31/2018
			Nominal maturities			Current maturities
			Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	CHILE	ThUS$250,000	2,674	-	2,674	2,674	-	2,674	(386)	2,288
SQM S.A.	CHILE	ThUS$250,000	-	4,648	4,648	-	4,648	4,648	(433)	4,215
SQM S.A.	CHILE	ThUS$300,000	2,658	-	2,658	2,658	-	2,658	(614)	2,044
SQM S.A.	CHILE	H	-	3,756	3,756	-	3,756	3,756	(139)	3,617
SQM S.A.	CHILE	O	-	934	934	-	934	934	(67)	867
SQM S.A.	CHILE	P	-	1,784	1,784	-	1,784	1,784	(12)	1,772
SQM S.A.	CHILE	Q	342	-	342	342	-	342	-	342
Total			5,674	11,122	16,796	5,674	11,122	16,796	(1,651)	15,145

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	123

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate

93,007,000-9	SQM S.A.	CHILE	-	ThUS$250,000	04/21/2018	US$	Semiannual	Upon maturity	1.47%	5.50%
93,007,000-9	SQM S.A.	CHILE	-	ThUS$250,000	01/28/2018	US$	Semiannual	Upon maturity	3.17%	4.38%
93,007,000-9	SQM S.A.	CHILE	-	ThUS$300,000	04/03/2018	US$	Semiannual	Upon maturity	2.12%	3.63%
93,007,000-9	SQM S.A.	CHILE	564	H	01/05/2018	UF	Semiannual	Semiannual	2.18%	4.90%
93,007,000-9	SQM S.A.	CHILE	699	O	02/01/2018	UF	Semiannual	Upon maturity	2.80%	3.80%

			12/31/2017			12/31/2017
			Nominal maturities			Current maturities
			Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	CHILE	ThUS$250,000	-	-	-	-	2,674	2,674	(385)	2,289
SQM S.A.	CHILE	ThUS$250,000	-	-	-	4,648	-	4,648	(433)	4,215
SQM S.A.	CHILE	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S.A.	CHILE	H	-	-	-	4,127	-	4,127	(139)	3,988
SQM S.A.	CHILE	O	-	-	-	1,026	-	1,026	(67)	959
Total			-	-	-	9,801	5,332	15,133	(1,639)	13,494

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	124

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans that accrue non-current interest as of December 31, 2018. As of December 31, there were no loans:

Debtor			Creditor
Chilean Tax ID	Company	Country	Chilean Tax ID	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93,007,000-9	SQM.S.A.	Chile	0-E	Scotiabank Cayman	USA	USD	Maturity	3.98%	3.98%

		12/31/2018				12/31/2018
Creditor	Creditor	Nominal non-current maturities				Non-current maturities
Company	Financial institution	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Total ThUS$	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Subtotal ThUS$	Costs of obtaining loans ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman		-	70,000	70,000	-	-	70,000	70,000	(1,130)	68,870
Total		-	-	70,000	70,000	-	-	70,000	70,000	(1,130)	68,870

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	125

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2018 and December 31, 2017 is detailed as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	CHILE	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	CHILE	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	CHILE	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	CHILE	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	4.90%
93.007.000-9	SQM S.A.	CHILE	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.80%	5.50%
93.007.000-9	SQM S.A.	CHILE	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.25%	3.25%
93.007.000-9	SQM S.A.	CHILE	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.45%	3.45%

Nominal non-current maturities 12/31/2018							Non-current maturities 12/31/2018
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(131)	249,869
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,202)	247,798
MUS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(2,006)	297,994
H	-	-	-	-	158,704	158,704	-	-	-	-	158,704	158,704	(1,392)	157,312
O	-	-	-	-	59,514	59,514	-	-	-	-	59,514	59,514	(878)	58,636
P	-	-	-	-	119,028	119,028	-	-	-	-	119,028	119,028	(101)	118,927
Q	-	-	-	-	119,028	119,028	-	-	-	-	119,028	119,028	(85)	118,943
Total	250,000	-	300,000	-	706,274	1,256,274	250,000	-	300,000	-	706,274	1,256,274	(6,795)	1,249,479

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	126

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of December 31, 2018 and December 31, 2017, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No,	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	CHILE	-	MMUS$250	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	CHILE	-	MMUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	CHILE	-	MMUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	CHILE	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	6.01%
93.007.000-9	SQM S.A.	CHILE	699	O	01/02/2033	UF	Semiannual	Upon maturity	3.80%	3.80%

Nominal non-current maturities 12/31/2017							Non-current maturities 12/31/2017
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(517)	249,483
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,636)	247,364
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(2,618)	297,382
H	-	-	-	-	174,367	174,367	-	-	-	-	174,367	174,367	(1,532)	172,835
O	-	-	-	-	65,388	65,388	-	-	-	-	65,388	65,388	(945)	64,443
Total	250,000	-	-	-	789,755	1,039,755	250,000	-	-	-	789,755	1,039,755	(8,248)	1,031,507

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	127

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

e)	Additional information

Bonds

On December 31, 2018 and December 31, 2017, short term bonds of ThUS$15,145 and ThUS$13,494 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date; debt is presented net of bond issuance costs. The non-current portion consisted of ThUS$1,249,479 on December 31, 2018 and ThUS$1,031,507 on December 31, 2017, corresponding to the issuance series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) ), series P bonds and series Q bonds , net of bond issuance costs

As of December 31, 2018 and, 2017, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

On July 5, 2017, the Series C bond was prepaid.

As of December 31, 2018, and December 31 2017, the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2017
ThUS$
Principal payment	57,290
Interest payment	1,515

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	128

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Serie “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. The first was Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9%, with a term of 21 years and payment of the principal beginning in 2019.

As of December 31, 2018, and December 31, 2017, the Company has made the following payments with a charge to the Series H bonds:

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$
Payments of interest, Series H bonds	8,325	7,691

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of December 31, 2018, and December 31, 2017, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$
Interest payment	13,750	13,750

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	129

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%. On February 1, 2017, the M bond was canceled.

Payments made	12/31/2017 ThUS$
Principal payment Series M bonds	40,726
Payment of interest, Series M bonds	667

Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

As of December 31, 2018, and December 31, 2017 the Company has made the following payments with a charge to the Series O bonds:

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$
Payment of interest, Series O bonds	2,457	2,301

Single series bonds, third issue ThUS$300,000

On April 3, 2013, the Company issued a non-guaranteed bond in the United States with a value of US$300 million. The bond is for a 10-year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds, The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of December 31, 2018, and December 31, 2017, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$
Payment of interest	10,875	10,875

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	130

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$250,000

On October 23, 2014, the Company informed the CMF that Sociedad Química y Minera de Chile S.A. had agreed to issue and place unsecured bonds of ThUS$250,000 in international markets. These mature in 2025 and have annual interest rate of 4.375%, equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of December 31, 2018, and December 31, 2017, the following payments have been made.

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$
Payment of interest	10,938	10,938

Series “P” bonds

On April 5, 2018, the Company informed the Financial Markets Commission that it had authorized the placement on the stock market of the Series “P” bond with a value of UF 3 million, with a charge to the 10 year Bonds Line registered in the FMC Securities Registry dated December 31, 2008 under number 563.

The Bonds (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be called early by the Company as of the date of placement, that is, as of April 5, 2018.

Payments made	12/31/2018 ThUS$
Payment of interest	2,027

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	131

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Series Q Bonds

On October 31, 2018, the issuance of Series Q bonds (the "Bonds") was authorized in the general stock market for the sum of UF 3,000,000, which were issued with a charge to the 30-year Bonds Line registered in the Securities Registry of your Commission on February 14, 2012 under number 700.

The Bonds (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in Unidades de Fomento, as of June 1, 2018; and (iii) may be redeemed early by the Company as of the placement date, that is, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

The funds obtained from the aforementioned placement will be used approximately 90% to finance the expansion program of lithium, potassium nitrate and iodine plants in Chile; the remainder will be used for the investment plan of the Company and its subsidiaries, and to finance working capital.

Translated with www.DeepL.com/Translator

Payments made	12/31/2018 ThUS$
Payment of interest	319

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	132

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.5	Trade and other payables

	12/31/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	163,373	-	163,373	195,858	-	195,858
Other accounts payable	378	-	378	422	-	422
Total	163,751	-	163,751	196,280	-	196,280

As of December 31, 2018 and December 31, 2017, the balance of current and past due suppliers is as follows:

Suppliers current on all payments

	Amounts according to payment periods as of 12/31/2018
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	48,969	1,919	912	25	278	2	52,105
Services	37,376	314	157	107	19	35	38,008
Others	54,978	161	20	-	-	3	55,162
Total	141,323	2,394	1,089	132	297	40	145,275

	Amounts according to payment periods as of 12/31/2017
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	72,567	-	-	-	-	-	72,567
Services	36,855	-	-	-	-	3	36,858
Others	45,104	-	-	-	-	-	45,104
Total	154,526	-	-	-	-	3	154,529

Suppliers past due on payments

	Amounts according to payment periods as of 12/31/2018
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	1,533	209	210	255	175	287	2,669
Services	12,229	838	109	111	309	141	13,737
Others	1,039	385	92	6	60	110	1,692
Total	14,801	1,432	411	372	544	538	18,098

	Amounts according to payment periods as of 12/31/2017
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	16,693	448	3,965	1,784	1,602	42	24,534
Services	11,704	1,913	547	681	1,325	17	16,187
Others	479	9	13	20	46	41	608
Total	28,876	2,370	4,525	2,485	2,973	100	41,329

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company, As of December 31, 2018, the Company has purchase orders amounting to ThUS$59,919 (ThUS$41,601 as of December 31, 2017).

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	133

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which have generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value with an impact on profit or loss	12/31/2018	Effect on profit or loss as of 12/31/2018	12/31/2017	Effect on profit or loss as of 12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (IRS)	91	-	-	-
Total	91	-	-	-

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	134

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.7	Financial asset and liability categories

As of December 31, 2018 and December 31, 2017 there are no balances corresponding to derivative instruments measured at their fair value,

a)	Financial Assets

	12/31/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$
Cash and cash equivalent	556,066	-	556,066	630,438	-	630,438
Trade receivables due from related parties	44,554	-	44,554	59,132	-	59,132
Financial assets measured at amortized cost	291,790	75	291,865	360,941	45	360,986
Loans and receivables measured at amortized cost	464,855	2,275	467,130	446,875	1,912	448,787
Total financial assets measured at amortized cost	1,357,265	2,350	1,359,615	1,497,386	1,957	1,499,343

Derivative financial instruments
For hedging purposes	18,238	13,425	31,663	-	8,910	8,910
Held for trading at fair value through profit or loss	2,693	-	2,693	6,038	-	6,038
Financial assets classified as available for sale at fair value through equity	-	3,631	3,631	-	33,924	33,924
Total financial assets at fair value	20,931	17,056	37,987	6,038	42,834	48,872
Total financial assets	1,378,196	19,406	1,397,602	1,503,424	44,791	1,548,215

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	135

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	12/31/2018			12/31/2017
	Current	Non- Current	Total	Current	Non- Current	Total
Description of financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accounts payable to related entities	9	-	9	1,365	-	1,365
Derivative financial instruments
For hedging purposes	5,285	12,033	17,318	37,287	-	37,287
Held for trading at fair value through profit or loss	2,855	-	2,855	5,979	-	5,979
Financial liabilities at fair value through profit or loss	8,149	12,033	20,182	44,631	-	44,631

Liabilities at amortized cost
Bank loans	300	68,870	69,170	163,568	-	163,568
Obligations to the public	15,145	1,249,479	1,264,624	13,494	1,031,507	1,045,001
Financial liabilities at amortized cost (trade and other payables)	163,751	-	163,751	196,280	-	196,280
Total financial liabilities at amortized cost	179,196	1,318,349	1,497,545	373,342	1,031,507	1,404,849
Total financial liabilities	187,345	1,330,382	1,517,727	417,973	1,031,507	1,449,480

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	136

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: the value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, USD and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	137

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities, continued

Fair value hierarchy

The fair value hierarchy is detailed as follows:

a)	Level 1: using quoted prices (unadjusted) only in active markets,

b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

c)	Level 3: inputs for the asset or liability that are not based on observable market data.

The valuation technique used for determining fair value of our hedging instruments is that indicated in Level 2.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	138

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities, continued

	Carrying Amount at Amortized Cost	Fair value (informative)	Fair value	Measurement Methodology
	12/31/2018	12/31/2018	12/31/2018	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	556,066	556,066	-	-	556,066	-
Trade and other receivables, current	464,855	464,855	-	-	464,855	-
Trade receivables due from related parties, current	44,554	44,554	-	-	44,554	-
Other current financial assets:	-	-	-	-	-	-
- Time deposits	291,790	291,790	-	-	291,790	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,637	-	2,637	-
- Options	-	-	56	-	56	-
- Hedging assets	-	-	-	-	-	-
- Investment hedge swaps	-	-	18,238	-	18,238	-
Non-current accounts receivable	424	424	-	-	-	-
Other non-current financial assets:	-	-	-	-	-	-
- Other	95	95	-	-	95	-
- Actions	-	-	3,611	-	-	-
- Hedging assets - Swaps	-	-	13,425	-	13,425	-
Other current financial liabilities	-	-	-	-	-	-
- Bank loans	300	300	-	-	300	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,723	-	2,723	-
- Options	-	-	132	-	132	-
- Hedging liabilities - Swaps	-	-	5,285	-	5,285	-
- Unsecured obligations	15,145	15,145	-	-	15,145	-
Trade and other payables, current and non current	163,751	163,751	-	-	163,751	-
Trade payables due to related parties, current	9	9	-	-	9	-
Other non-current financial liabilities:	-	-	-	-	-	-
- Bank loans	68,870	71,826	-	-	71,826	-
- Unsecured obligations	1,249,479	1,357,640	-	-	1,357,640	-
- Non-current hedging liabilities	-	-	12,033	-	12,033	-

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	139

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities, continued

	Carrying Amount at Amortized Cost	Fair value (informative)	Fair value	Measurement Methodology
	12/31/2017	12/31/2017	12/31/2017	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	630,438	630,438	-	-	630,438	-
Trade and other receivables, current	446,875	446,875	-	-	446,875	-
Trade receivables due from related parties, current	59,132	59,132	-	-	59,132	-
Other current financial assets:	-	-	-	-	-	-
- Time deposits	360,941	360,941	-	-	360,941	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,744	-	2,744	-
- Options	-	-	110	-	110	-
- Hedging assets	-	-	3,184	-	3,184	-
- Investment hedge swaps	-	-	-	-	-	-
Non-current accounts receivable	1,912	1,912	-	-	1,912	-
Other non-current financial assets:	-	-	-	-	-	-
- Other	24,811	24,811	-	-	24,811	-
- Actions	-	-	9,159	9,159	-	-
- Hedging assets - Swaps	-	-	8,909	-	8,909	-
Other current financial liabilities	-	-	-	-	-	-
- Bank loans	163,568	163,568	-	-	163,568	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	5,534	-	5,534	-
- Options	-	-	445	-	445	-
- Hedging liabilities - Swaps	-	-	37,287	-	37,287	-
- Unsecured obligations	13,494	13,494	-	-	13,494	-
Trade and other payables, current and non current	196,280	196,280	-	-	196,280	-
Trade payables due to related parties, current	1,365	1,365	-	-	1,365	-
Other non-current financial liabilities:	-	-	-	-	-	-
- Bank loans	-	-	-	-	-	-
- Unsecured obligations	1,031,507	1,131,639	-	-	1,131,639	-
- Non-current hedging liabilities	-		-	-	-	-

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	140

Notes to the Consolidated Financial Statements as of December 31, 2018.

14.9	Financial assets pledged as a guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2018 and December 31, 2017, assets pledged as guarantees are as follows:

Restricted cash	12/31/2018 ThUS$	12/31/2017 ThUS$
Isapre Norte Grande Ltda,	712	771
Total	712	771

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	141

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	The fair value of other current financial liabilities is considered to be equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market rates with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	142

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 14	Financial instruments (continued)

14.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2018		12/31/2017
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	556,066	556,066	630,438	630,438
Current trade and other receivables	464,855	464,855	446,875	446,875
Receivables due from related parties, current	44,554	44,554	59,132	59,132
Other financial assets, current:
- Time deposits	291,790	291,790	360,941	360,941
- Derivative instruments	2,693	2,693	6,038	6,038
- Hedging assets	18,238	18,238	-	-
Total other current financial assets	312,721	312,721	366,979	366,979
Non-Current Trade Receivables	424	424	1,912	1,912

Other non-current financial assets:	17,131	17,131	42,879	42,879
Total other non-current financial assets:	17,131	17,131	42,879	42,879
Other financial liabilities, current:
- Bank loans	300	300	163,568	163,568
- Derivative instruments	2,855	2,855	5,979	5,979
- Hedging liabilities	5,285	5,285	37,287	37,287
- Unsecured obligations	15,145	15,145	13,494	13,494
Other financial liabilities, current	23,585	23,585	220,328	220,328

Current and non-current accounts payable	163,751	163,751	196,280	196,280

Payables due to related parties, non-current	9	9	1,365	1,365
Other non-current financial liabilities:
- Bank loans	68,870	71,826	-	-
- Unsecured obligations	1,249,479	1,404,614	1,031,507	1,131,639
- Non-current hedging liabilities	12,033	2,657	-	-
Other non-current financial liabilities:	1,330,382	1,479,097	1,031,507	1,131,639

All the fair value estimates are included in levels 1 and 2.

Note 14	Financial instruments (continued)

14.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 5 - Financial Risk Management.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	143

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 15	Intangible assets and goodwill

15.1	Balances

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Intangible assets other than goodwill	188,283	113,787
Goodwill (1)	34,718	37,972
Total	223,001	151,759

15.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of December 31, 2018 and December 31, 2017 are detailed as follows:

	12/31/2018
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Accumulated Impairment losses ThUS$	Net Value ThUS$

Software	Finite	28,833	(25,455)	-	3,378
Intellectual property rights, patents and other industrial property rights, service	Finite	1,254	(1,096)	(7)	151
Mining property, water rights and rights of way.	Indefinite	184,849	(88)	(1,729)	183,032
Customer-related intangible assets	Indefinite	1,778	-	(205)	1,573
Other intangible assets	Indefinite	149	-	-	149
Intangible assets other than goodwill		216,863	(26,639)	(1,941)	188,283
Goodwill	Indefinite	37,972	-	(3,254)	34,718
Total intangible assets and goodwill		254,835	(26,639)	(5,195)	223,001

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	144

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

		12/31/2017
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	25,060	(19,769)	5,291
Intellectual property rights, patents and other industrial property rights, service	Finite	1,250	(1,061)	189
Mining property, water rights and rights of way	Indefinite	106,358	-	106,358
Customer-related intangible assets	Indefinite	1,778	-	1,778
Other intangible assets	Indefinite	171	-	171
Intangible assets other than goodwill		134,617	(20,830)	113,787
Goodwill	Indefinite	37,972	-	37,972
Total intangible assets and goodwill		172,589	(20,830)	151,759

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the length of, or number of production or similar units constituting that useful life.

The estimated useful life for software is 2-6 years, for other assets with a finite useful life, the useful life over which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

The company owns mining claims granted by Corfo, which correspond to assets subject to restitution. For this reason they are considered assets with a finite useful life and their useful life is assigned until the year 2030 when the contract ends.

b)	Method used to assess identifiable intangible assets with indefinite useful life

The recoverable value of the cash-generating unit has been determined based on a calculation of value-in-use using cash flow projections for a period of 5 years, plus perpetuity. The present value of future cash flows generated by these assets was calculated given a variation in sales volumes, market prices and costs, discounted at a WACC rate of 8.04%.

This group of intangible assets includes water rights acquired in Chile, and mining concessions held by the company in Chile and Australia, and these rights are recorded at acquisition cost.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	145

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Mining property, water rights and rights of way	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	6 years

The following table shows the movements in goodwill as of December 31, 2018:

Company	Goodwill 01/01/2018	Additional recognition	Impairment losses	Transferred to available for sale	Goodwill 12/31/2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	(3,214)	-	-
SQM S.A.	22,255	-	-	-	22,255
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	320	-	(40)	-	280
Soquimich European Holding	11,373	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	724
Total	37,972	-	(3,254)	-	34,718

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	146

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

e)	Movements in identifiable intangible assets as of December 31, 2018:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	25,060	1,250	106,358	1,778	171	37,972	172,589
Additions	1,159	5	77,201	-	11	-	78,376
Other increases / decreases for foreign currency exchange rates	(5)	(1)	(4)	-	-	-	(10)
Other increases (decreases)	2,619	-	1,294	-	(33)	-	3,880
Total increases (decreases)	3,773	4	78,491	1,778	(22)	-	82,246
Final balance	28,833	1,254	184,849	1,778	149	37,972	254,835

Accumulated amortization Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service. Finite	Mining property, water rights and rights of way Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(19,769)	(1,061)	-	-	-	-	(20,830)
Other increases / decreases for foreign currency exchange rates	4	-	-	-	-	-	4
(-) Impairment losses recognized in profit or loss for the year	-	(7)	(1,729)	(205)	-	(3,254)	(5,195)
Amortization	(2,880)	(35)	(88)	-	-	-	(3,003)
Other increases (decreases)	(2,810)	-	-	-	-	-	(2,810)
Total increases (decreases)	(5,686)	(42)	(1,817)	(205)	-	(3,254)	(11,004)
Final balance	(25,455)	(1,103)	(1,817)	(205)	-	(3,254)	(31,834)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	147

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2018, continued

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service. Finite	Mining property, water rights and rights of way Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	5,291	189	106,358	1,778	171	37,972	151,759
Additions	1,159	5	77,201	-	11	-	78,376
Amortization	(2,880)	(35)	(88)	-	-	-	(3,003)
Impairment losses recognized in profit or loss for the year	-	(7)	(1,729)	(205)	-	(3,254)	(5,195)
Other increases / decreases for foreign currency exchange rates	(1)	(1)	(4)	-	-	-	(6)
Other increases (decreases)	(191)	-	1,294	-	(33)	-	1,070
Total increases (decreases)	(1,913)	(38)	76,674	(205)	(22)	(3,254)	71,242
Final balance	3,378	151	183,032	1,573	149	34,718	223,001

g)	Movements in identifiable intangible assets as of December 31, 2017:

Gross value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service. Finite	Mining property, water rights and rights of way Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	23,280	1,483	106,436	2,942	-	37,972	172,113
Additions	939	8	-	-	171	-	1,118
Increases (decreases) for transfers	-	-	(205)	-	-	-	(205)
Other increases (decreases)	841	(241)	127	(1,164)	-	-	(437)
Total increases (decreases)	1,780	(233)	(78)	(1,164)	171	-	476
Final balance	25,060	1,250	106,358	1,778	171	37,972	172,589

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	148

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2017:

Movements in identifiable intangible assets, accumulated amortization	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Mining property, water rights and rights of way. Indefinite.	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$
Opening balance	(16,234)	(1,023)	-	-	-	-	(17,257)
Additions	-	-	-	-	-	-	-
Amortization	(2,653)	(38)	-	-	-	-	(2,691)
Other increases (decreases)	(882)	-	-	-	-	-	(882)
Total Increases (decreases)	(3,535)	(38)	-	-	-	-	(3,573)
Final balance	(19,769)	(1,061)	-		-	-	(20,830)

Movements in identifiable intangible assets, net	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Mining property, water rights and rights of way. Indefinite.	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$
Opening balance	7,046	460	106,436	2,942	-	37,972	154,856
Additions	939	8	-	-	171	-	1,118
Increases (decreases) for transfers	-	-	(205)	-	-	-	(205)
Amortization	(2,653)	(38)	-	-	-	-	(2,691)
Impairment	-	-	-	-	-	-	-
Increases (decreases) for transfers	-	-	-		-	-	-
Other increases (decreases)	(41)	(241)	127	(1,164)	-	-	(1,319)

Total Increases (decreases)	(1,755)	(271)	(78)	(1,164)	171	-	(3,097)
Final balance	5,291	189	106,358	1,778	171	37,972	151,759

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	149

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 16	Property, plant and equipment

As of December 31, 2018 and December 31, 2017, the detail of property, plant and equipment is as follows:

16.1 Types of property, plant and equipment

Description of types of property, plant and equipment	12/31/2018 ThUS$	12/31/2017 ThUS$
Property, plant and equipment, net
Land	24,695	24,900
Buildings	238,808	230,319
Other property, plant and equipment	28,175	24,862
Transport equipment	2,892	3,257
Supplies and accessories	4,722	1,872
Office equipment	513	487
Network and communication equipment	692	1,050
Mining assets	11,501	16,237
IT equipment	4,980	3,401
Energy generating assets	6,117	7,861
Constructions in progress	207,830	165,054
Machinery, plant and equipment (1)	923,898	950,054
Total	1,454,823	1,429,354
Property, plant and equipment, gross
Land	24,695	24,900
Buildings	648,719	610,264
Other property, plant and equipment	245,731	244,831
Transport equipment	11,668	11,195
Supplies and accessories	24,456	19,498
Office equipment	11,377	11,105
Network and communication equipment	7,505	7,356
Mining assets	132,309	129,028
IT equipment	29,955	27,038
Energy generating assets	36,930	36,643
Constructions in progress	207,830	165,054
Machinery, plant and equipment	3,068,862	2,938,287
Total	4,450,037	4,225,199

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(409,911)	(379,945)
Accumulated depreciation and impairment of other property, plant and equipment	(217,556)	(219,969)
Accumulated depreciation and impairment of transport equipment	(8,776)	(7,938)
Accumulated depreciation and impairment of supplies and accessories	(19,734)	(17,626)
Accumulated depreciation and impairment of office equipment	(10,864)	(10,618)
Accumulated depreciation and impairment of network and communication equipment	(6,813)	(6,306)
Accumulated depreciation and impairment of mining assets	(120,808)	(112,791)
Accumulated depreciation and impairment of IT equipment	(24,975)	(23,637)
Accumulated depreciation and impairment of energy generating assets	(30,813)	(28,782)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,144,964)	(1,988,233)
Total	(2,995,214)	(2,795,845)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	150

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 16	Property, plant and equipment, (continued)

16.1	Types of property, plant and equipment, continued

(1)	The detail of machinery, plant and equipment is as follows:

Description of classes of property, plant and equipment	12/31/2018 ThUS$	12/31/2017 ThUS$
Property, plant and equipment, net
Pumps	34,145	33,614
Conveyor belt	22,082	24,832
Crystallizer	27,112	15,519
Plant equipment	188,934	186,885
Water tanks	14,876	11,296
Filter	29,300	18,572
Facilities/electrical equipment	96,179	105,600
Other machinery, plant and equipment	71,964	72,812
Piping	98,498	113,641
Pond	250,045	275,731
Well	42,903	46,802
Parts	47,860	44,750
Total	923,898	950,054

* The net balance of other machinery, plant and equipment includes capitalized site closure expenses of ThUS$12,967 as of December 31 , 2018 and ThUS$14,104 as of December 31, 2017.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	151

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018 and December 31, 2017:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	24,900	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,225,199
Changes
Additions	-	28	833	-	41	15	-	-	489	-	263,290	1,448	266,144
Disposals	-	(38)	(7,811)	(51)	-	-	-	-	(10)	-	(6,582)	(1,666)	(16,158)
Increase (decrease) in foreign currency translation difference	(64)	(134)	(8)	(3)	(19)	(6)	-	-	(11)	-	-	(153)	(398)
Reclassifications	-	38,746	10,330	529	4,889	268	150	3,281	2,100	75	(184,095)	123,726	(1)
Other increases (decreases) (*)	-	(147)	(2,444)	(2)	47	(5)	(1)	-	349	212	(29,837)	7,220	(24,608)
Decreases for classification as held for sale (1)	(141)	-	-	-	-	-	-	-	-	-	-	-	(141)
Total changes	(205)	38,455	900	473	4,958	272	149	3,281	2,917	287	42,776	130,575	224,838
Closing balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)
Changes
Disposals	-	38	7,737	8	-	-	-	-	10	-	-	1,722	9,515
Depreciation expense	-	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	-	(158,900)	(211,251)
Impairment	-	(437)	-	-	-	-	-	-	-	(12)	-	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	-	41	4	1	12	3	-	-	(1)	-	-	61	121
Reclassifications	-	106	(483)	-	(87)	(17)	(28)	-	90	1	-	419	1
Other increases (decreases) (*)	-	115	2,570	33	23	39	4	-	(63)	6	-	908	3,635
Decreases for classification as held for sale (1)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(29,966)	2,413	(838)	(2,108)	(246)	(507)	(8,017)	(1,338)	(2,031)	-	(156,731)	(199,369)
Closing balance	-	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	-	(2,144,964)	(2,995,214)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	152

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	24,900	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,429,354
Changes
Additions	-	28	833	-	41	15	-	-	489	-	263,290	1,448	266,144
Disposals	-	-	(74)	(43)	-	-	-	-	-	-	(6,582)	56	(6,643)
Depreciation expense	-	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	-	(158,900)	(211,251)
Impairment	-	(437)	-	-	-	-	-	-	-	(12)	-	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	(64)	(93)	(4)	(2)	(7)	(3)	-	-	(12)	-	-	(92)	(277)
Reclassifications	-	38,852	9,847	529	4,802	251	122	3,281	2,190	76	(184,095)	124,145	-
Other increases (decreases) (*)	-	(32)	126	31	70	34	3	-	286	218	(29,837)	8,128	(20,973)
Decreases for classification as held for sale (1)	(141)	-	-	-	-	-	-	-	-	-	-	-	(141)
Total changes	(205)	8,489	3,313	(365)	2,850	26	(358)	(4,736)	1,579	(1,744)	42,776	(26,156)	25,469
Closing balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment. They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; 2) the variation representing the purchase and use of materials and spare parts; 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; 4) software that is reclassified to Intangibles.

(1) Any property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	153

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	582,082	253,555	10,819	18,259	17,731	7,522	158,514	20,316	34,812	170,710	2,833,819	4,140,841
Changes
Additions	-	189	541	-	115	42	12	-	899	122	149,133	10,747	161,800
Disposals	-	(59)	(11,623)	(321)	-	(23)	-	(30,082)	(57)	-	-	(3,374)	(45,539)
Increase (decrease) in foreign currency translation difference	45	103	3	1	-	-	-	-	(2)	-	1	118	269
Reclassifications	-	23,336	8,255	696	1,044	172	123	596	122	1,709	(135,988)	99,744	(191)
Other increases (decreases) (*)	(7,436)	4,669	(5,900)	-	80	(6,817)	(301)	-	5,760	-	(18,802)	(2,767)	(31,514)
Decreases for classification as held for sale (1)	(411)	(56)	-	-	-	-	-	-	-	-	-	-	(467)
Total changes	(7,802)	28,182	(8,724)	376	1,239	(6,626)	(166)	(29,486)	6,722	1,831	(5,656)	104,468	84,358
Closing balance	24,900	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,225,199

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(344,497)	(227,138)	(7,464)	(16,486)	(14,089)	(5,836)	(133,871)	(19,950)	(26,621)	-	(1,812,179)	(2,608,131)
Changes
Disposals	-	58	11,622	312	-	3	-	30,083	25	-	-	3,210	45,313
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(170,565)	(227,160)
Impairment	-	-	-	-	-	-	-	-	-	-	-	(5,205)	(5,205)
Increase (decrease) in foreign currency translation difference	- - -	(35)	(3)	(2)	-	-	-	-	(11)	-	-	(58)	(109)
Reclassifications	-	(62)	38	(32)	(110)	(69)	(25)	-	(46)	26	-	344	64
Other increases (decreases) (*)	-	(2,102)	2,271	(22)	17	3,894	220	1,635	(2,746)	(3)	-	(3,780)	(616)
Decreases for classification as held for sale (1)	-	(1)	-	-	-	-	-	-	-	-	-	-	(1)
Total changes	-	(35,448)	7,169	(474)	(1,140)	3,471	(470)	21,080	(3,687)	(2,161)	-	(176,054)	(187,714)
Closing balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	237,585	26,417	3,355	1,773	3,642	1,686	24,643	366	8,191	170,710	1,021,640	1,532,710
Changes
Additions	-	189	541	-	115	42	12	-	899	122	149,133	10,747	161,800
Disposals	-	(1)	(1)	(9)	-	(20)	-	1	(32)	-	-	(164)	(226)
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(170,565)	(227,160)
Impairment	-	-	-	-	-	-	-	-	-	-	-	(5,205)	(5,205)
Increase (decrease) in foreign currency translation difference	45	68	-	(1)	-	-	-	-	(13)	-	1	60	160
Reclassifications	-	23,274	8,293	664	934	103	98	596	76	1,735	(135,988)	100,088	(127)
Other increases (decreases) (*)	(7,436)	2,567	(3,629)	(22)	97	(2,923)	(81)	1,635	3,014	(3)	(18,802)	(6,547)	(32,130)
Decreases for classification as held for sale (1)	(411)	(57)	-	-	-	-	-	-	-	-	-	-	(468)
Total changes	(7,802)	(7,266)	(1,555)	(98)	99	(3,155)	(636)	(8,406)	3,035	(330)	(5,656)	(71,586)	(103,356)
Closing balance	24,900	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,429,354

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate;. 2) the variation representing the purchase and use of materials and spare parts; 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; 4) assets for retirement obligations and 5) software that is reclassified to Intangibles.

(1) Any property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	155

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 16	Property, plant and equipment (continued)

16.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.4	Impairment of assets

As indicated in Note 3.28 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. As of December 31, 2018, impairment of ThUS$1,390 was recorded, while impairment of ThUS$5,205 was recorded as of December 31, 2017.

16.5	Additional Information

Capitalized interest

As of December 31, 2018, capitalized interest totaled ThUS$5,021, while for the period January to December 2017, this item totaled ThUS$4,382.

No borrowing costs are capitalized for periods beyond the normal period for acquiring, constructing or installing an asset such as delays, interruptions or temporary suspension of projects due to technical, financial or other problems that render the asset unusable.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	156

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 17	Other current and non-current non-financial assets

As of December 31, 2018, and December 31, 2017, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2018	12/31/2017
	ThUS$	ThUS$
Domestic Value Added Tax	20,209	11,484
Foreign Value Added Tax	7,211	5,122
Prepaid mining licenses	1,329	1,205
Prepaid insurance	1,763	2,446
Other prepayments	2,988	1,443
Refund of Value Added Tax to exporters	12,545	941
Other taxes	2,800	4,027
Other assets	341	215
Total	49,186	26,883

Other non-financial assets, non-current	12/31/2018	12/31/2017
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	26,189	17,721
Guarantee deposits	712	771
Other assets	639	770
Total	27,540	19,262

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type.

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2018, and December 31, 2017:

Reconciliation	12/31/2018	12/31/2017
	ThUS$	ThUS$

Opening balance	17,721	23,008
Changes
Additions, other than business combinations	11,298	-
Reclassifications	1,987	595
Increase (decrease) due to transfers and other charges	(4,817)	(5,882)
Total changes	8,468	(5,287)
Total	26,189	17,721

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	157

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 18	Employee benefits

18.1	Provisions for employee benefits

Classes of benefits and expenses by employee	12/31/2018	12/31/2017
	ThUS$	ThUS$
Current
Profit sharing and bonuses	20,085	22,421
Total	20,085	22,421

Non-current
Profit sharing and bonuses	8,831	6,487
Severance indemnity payments	28,233	27,445
Total	37,064	33,932

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America, which applies the definitions under 18.4 below.

SQM maintains incentive programs for its employees based on their personal performance, the Company’s performance and other short-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to each employee’s appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and are paid in cash. The short-term portion is presented as a provision for current employee benefits and the long-term portion as non-current.

Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms, In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No, 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all dependent employees regulated by the Chilean Labor Code. Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	158

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 18	Employee benefits (continued)

18.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value, and an executive compensation plan (see Note 18.6).

Staff severance indemnities at actuarial value	12/31/2018	12/31/2017
	ThUS$	ThUS$
Staff severance indemnities, Chile	27,562	25,893
Executive severance plan	8,831	6,487
Severance for foreigners	671	1,552
Total other non-current liabilities	37,064	33,932

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded, The discount interest rate of expected flows to be used was 4,89%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

Methodology

The Company’s benefits obligation under IAS 19 Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 18	Employee benefits (continued)

18.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. This information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2009 established by the CMF to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

18.4	Post-employment benefit obligations

Our subsidiary SQM North America, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Reconciliation	12/31/2018	12/31/2017
	ThUS$	ThUS$
Changes in the benefit obligation
Benefit obligation at the beginning of the year	8,755	8,185
Service cost	-	2
Interest cost	319	359
Actuarial loss	63	556
Benefits paid	(480)	(347)
Benefit obligation at the end of the year	8,657	8,755

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 18	Employee benefits (continued)

18.4	Post-employment benefit obligations, continued

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Changes in the plan assets:
Fair value of plan assets at the beginning of the year	8,751	7,404
Actual return (loss) in plan assets	133	1,694
Benefits paid	(480)	(347)
Fair value of plan assets at the end of the year	8,404	8,751
Financing status	(253)	(4)
Items not yet recognized as net periodic pension cost components:
Net actuarial loss at the beginning of the year	(2,614)	(3,432)
Amortization during the year	160	219
Net estimated gain or loss occurred during the year	(568)	599
Adjustment to recognize the minimum pension obligation	(3,022)	(2,614)

The net periodic pension expense was composed of the following components for the years ended December 31, 2018 and 2017:

Reconciliation	12/31/2018	12/31/2017
	ThUS$	ThUS$
Service cost or benefits received during the year	-	2
Interest cost in benefit obligation	319	359
Actual return in plan assets	133	1,694
Amortization of prior year losses	160	219
Net gain during the year	(568)	599
Net periodic pension expense	(159)	41

18.5	Staff severance indemnities

As of December 31, 2018 and 2017, severance indemnities calculated at the actuarial value are as follows:

	12/31/2018 ThUS$	12/31/2017 ThUS$
Opening balance	(27,445)	(22,532)
Current cost of service	(1,529)	(934)
Interest cost	(1,658)	(1,488)
Actuarial gain/loss	(1,617)	(1,144)
Exchange rate difference	2,710	(2,284)
Benefits paid during the year	1,306	937
Balance	(28,233)	(27,445)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	161

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 18	Employee benefits (continued)

18.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	12/31/2018	12/31/2017

Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	4.642%	5.114%
Voluntary retirement rate:
Men	6.49%	6.49%	annual
Women	6.49%	6.49%	annual
Salary increase	3.00%	3.00%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

b)	Sensitivity analysis of assumptions

As of December 31, 2018 and December 31, 2017, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis 12/31/2018	ThUS$	ThUS$
Discount rate	(1,807)	2,033
Employee turnover rate	(237)	265

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis 12/31/2017	ThUS$	ThUS$
Discount rate	(1,991)	2,436
Employee turnover rate	(252)	281

Sensitivity relates to an increase/decrease of 100 basis points.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	162

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 18	Employee benefits (continued)

18.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160.

Average Share Price Spread

Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

A total of 37 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

Compensation

The compensation payable to each executive is calculated by multiplying a) by b):

a)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in dollars (with a maximum amount or limit amount of US$54 per share).

b)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1, 2017.

The effect of the plan considers 476,302 shares reflected as a cost of ThUS$3,754 in the results for the period ending December 31, 2018. As of December 31, 2017, the effect of the plan was 533,476 shares, equal to ThUS$6,487 in costs in the profit or loss for 2017.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	163

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 19	Provisions and other non-financial liabilities

19.1	Types of provisions

	12/31/2018			12/31/2017
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	11,862	3,000	14,862	16,419	3,000	19,419
Provision for dismantling, restoration and rehabilitation cost (**)	-	28,822	28,822	-	26,954	26,954
Other provisions(***)	94,335	-	94,335	47,026	47	47,073
Total	106,197	31,822	138,019	63,445	30,001	93,446

(*) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed. These provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 22.1).

(**) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(***)See Note 19.2

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 19	Provisions and other non-financial liabilities (continued)

19.2	Description of other provisions

Current provisions, other short-term provisions	12/31/2018	12/31/2017
	ThUS$	ThUS$
Rent under Lease contract with Corfo(*)	84,826	32,331
Provision for additional tax related to foreign loans	471	416
End of agreement bonus	5,129	4,522
Directors’ per diem allowance	2,881	2,630
Provision for subsidiary restructuring	-	6,000
Miscellaneous provisions	1,028	1,127
Total	94,335	47,026
Other long-term provisions
Investments with negative equity	-	47
Total	-	47

(*) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the modification of the Lease Agreement for extraction of mining claims owned by the Chilean Economic Development Agency (CORFO). Part of the obligations include quarterly lease payments to CORFO, based on SQM Salar’s sales for the period of products obtained from the claims leased; another part corresponds to annual contributions that SQM Salar must make, since 2018, to Research and Development and to Communities and Regional Development. 2017 includes US$20.4 million corresponding to the payment that formed part of the agreement reached between SQM Salar and CORFO due to the end of Arbitration. (See Note 22.1)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	165

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 19	Provisions and other non-financial liabilities (continued)

19.3	Other current liabilities

Other liabilities non-financial current

Description of other liabilities	12/31/2018	12/31/2017
	ThUS$	ThUS$
Tax withholdings	4,782	7,404
VAT payable	7,345	3,344
Guarantees received	2,641	2,638
Accrual for dividend	109,670	110,529
Monthly tax provisional payments	21,001	11,684
Deferred income	18,574	5,301
Withholdings from employees and salaries payable	6,052	6,725
Accrued vacations (*)	20,070	19,042
Other current liabilities	4,489	2,137
Total	194,624	168,804

(*) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 19	Provisions and other non-financial liabilities (continued)

19.4	Changes in provisions

Description of items that gave rise to variations as of 12/31/2018	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	19,419	26,954	47,073	93,446
Changes in provisions:
Additional provisions	1,000	1,820	96,516	99,336
Provision used	(5,557)	-	(49,221)	(54,778)
Increase(decrease) in foreign currency exchange	-	-	-	-
others	-	48	(33)	15
Total Increase (decreases)	(4,557)	1,868	47,262	44,573
Total provisions, final balance	14,862	28,822	94,335	138,019

Description of items that gave rise to variations as of 12/31/2017	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	23,867	5,890	21,089	50,846
Changes in provisions:
Additional provisions	6,352	21,064	33,507	60,923
Provision used	(10,800)	-	(7,538)	(18,338)
Increase(decrease) in foreign currency exchange	-	-	9	9
Others	-	-	6	6
Total Increase (decreases)	(4,448)	21,064	25,984	42,600
Total provisions, final balance	19,419	26,954	47,073	93,446

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 20	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

20.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements (or covenants) imposed in its financial obligations, which regulate the indebtedness level to 1.2 times, its strictest level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2018	12/31/2017	Description (1)	Calculation (1)
Net Financial Debt ThUS$	471,755	245,508	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	4.32	3.29	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.18	0.10	Net Financial Debt divided by Total Equity	Net financial debt / Total Equity
ROE	20.7%	19.1%	Profit for the year divided by Total Equity	LTM(2) Profit for the year / Equity
Adjusted EBITDA (ThUS$)	885,652	901,856	Adjusted EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses – Finance income – Currency differences
EBITDA (ThUS$)	902,450	885,240	EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax
ROA	20.31%	21.3%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(LTM Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investments)
Indebtedness	1.00	0.91	Total Liabilities on Equity	Total Liabilities / Total Equity

(1) Assumes the absolute value of the accounting records

(2) Last 12 months

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 20	Disclosures on equity (continued)

20.1	Capital management, continued

The Company’s capital requirements change according to variables such as working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

20.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No. 18,046 and its regulations.

At December 31, 2018 and December 31, 2017, the Group does not hold shares of the Parent Company either directly or through its investees.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	169

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 20	Disclosures on equity (continued)

20.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	12/31/2018		12/31/2017
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2018 and December 31, 2017, the Company has not placed any new issuances of shares on the market.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	170

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 20	Disclosures on equity (continued)

20.3	Disclosures on reserves in equity

As of December 31, 2018 and December 31, 2017, this caption comprises the following:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Reserve for currency exchange conversion	(26,307)	(24,913)
Reserve for cash flow hedges	7,971	2,248
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	(1,111)	2,937
Reserve for actuarial gains or losses in defined benefit plans	(6,884)	(5,953)
Other reserves	11,332	11,332
Total other reserves	(14,999)	(14,349)

Reserves for foreign currency translation differences

This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is that of each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence and these have accordingly been measured at fair value through equity, In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of staff severance indemnities using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2017 and 2016.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	171

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 20	Disclosures on equity (continued)

20.3	Disclosures on reserves in equity, continued

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of 1/1/2017	(19,463)	89	(25)	(5,446)	612	4,813	(1,300)	7,832	(12,175)	(713)	(12,888)

Increase (decrease) in reserves	(5,450)	2,159	-	(1,401)		(26)	-	3,500	(1,218)	-	(1,218)
Deferred taxes	-	-	25	-	282	-	(550)	-	-	(243)	(243)
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 12/31/2017	(24,913)	2,248	-	(6,847)	894	4,787	(1,850)	11,332	(13,393)	(956)	(14,349)

Increase (decrease) in reserves	(1,394)	5,723	-	(1,329)	-	(5,546)	-	-	(2,546)	-	(2,546)
Deferred taxes	-	-	-	-	398	-	1,498	-	-	1,896	1,896
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 12/31/2018	(26,307)	7,971	-	(8,176)	1,292	(759)	(352)	11,332	(15,939)	940	(14,999)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	172

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 20	Disclosures on equity (continued)

20.3	Disclosures on reserves in equity, continued

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

(*) In the case of SQM Iberian S.A., the balance corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations.

	12/31/2018	12/31/2017
Subsidiary - Associate	ThUS$	ThUS$
SQM Iberian S.A. (*)	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	455	455
Doktor Tarsa Tarim Sanayi AS	305	305
Total	13,009	13,009

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under Company ownership at the acquisition date (IAS 27 R).	(1,677)	(1,677)

Total Other reserves	11,332	11,332

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	173

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 20	- Disclosures on equity (continued)

20.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated profit for the year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

Dividend policy for commercial year 2018.

The Company has defined the following dividend policy:

a)	Distribute and pay, as a final dividend (dividendo definitivo) and in favor of the respective shareholders, a percentage of the net income that shall be determined per the following financial parameters:

(i)	100% of the 2018 net income, when the following financial parameters are met: (a) that the total sum of cash and cash equivalent, and other current financial assets (“Cash”) divided by the total sum of the current financial liabilities (“Current Financial Liabilities”) is equal to or greater than 2.5 times, and (b) the total sum of the current liabilities and the non-current liabilities (“Total Liabilities”) divided by the total sum of the equity (“Equity”) is equal to or less than 1.1 times.

(ii)	80% of the 2018 net income when the following financial parameters are met: (a) that Cash divided by Current Financial Liabilities is equal to or greater than 2.0 times, and (b) the total sum of the Total Liabilities divided by the total Equity is equal to or less than 1.2 times.

(iii)	60% of the 2018 net income when the following financial parameters are met: (a) that Cash divided by Current Financial Liabilities is equal to or greater than 1.5 times, and (b) Total Liabilities divided by Equity is equal to or less than 1.3 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2018 net income.

b)	Distribute and pay, if possible and during 2018, three interim dividends (dividendos provisorios) that will be charged against the aforementioned final dividend. These interim dividends shall likely be paid during the month following the approval of the March, June, and September 2018 interim financial statements, respectively. Its amounts shall be calculated as follows:

(i)	For the interim dividends that will be charged to the accumulated net income reflected in the March 2018 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above.

(ii)	For the interim dividends that will be charged to the accumulated net income reflected in the June 2018 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2017.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	174

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 20	- Disclosures on equity (continued)

20.4	Dividend policies, continued

(iii)	For the interim dividends that will be charged to the accumulated net income reflected in the September 2018 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2018.

c)	The amount of the interim dividends mentioned above may vary, pursuant to the information available to the Board of Directors on the date on which it agrees to the distribution of said dividends given that the dividend will not materially or negatively affect SQM’s capacity to impact its investments, fulfill its liabilities, or in general, comply with the investment and finance policy approved at the ordinary shareholders’ meeting.

d)	At the ordinary shareholders meeting that will be held in 2019, the Board of Directors shall propose a final dividend pursuant to the financial parameters expressed in letter a) above, discounting the total amount of the interim dividends previously distributed during 2018.

e)	If there is an excess of net income in 2018, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends (dividendos eventuales) charged to the accumulated net income previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

f)	The payment of additional dividends (dividendos adicionales) is not considered.

The dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of periodic projections that could impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	175

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 20	Disclosures on equity (continued)

20.5	Interim and provisional dividends

At the General Ordinary Shareholders' Meeting of April 27, 2018, the shareholders agreed to the payment of a final dividend of US$1.62501 per share from the net profit obtained during the 2017 fiscal year, the amount of US$1.20533 per share must be discounted from the final dividend as it had been already paid in a form of interim dividends. The remaining balance of US$0.41968 per share was paid to shareholders on May 10, 2018.

The Ordinary Shareholders’ Meeting held on April 27, 2018 agreed to change the Company’s Dividend Policy for 2017 which was presented to the Ordinary Shareholders’ Meeting held on April 28, 2017, by incorporating a special dividend of US$100,000,000, equivalent to US$0.37994 per share which would be paid with a charge to the Company’s retained earnings. This dividend was paid to shareholders on May 10, 2018.

On May 23, 2018, the Company's Board of Directors approved the payment of an interim dividend equivalent to US$ 0.43247 per share, charged to 2018 net income. On August 22, 2018, the Board of Directors approved the payment of an interim dividend equivalent to US$ 0.50864 per share, charged to net income for 2018. This amount was paid in its equivalent in national currency according to the value of the Observed Dollar published in the Official Gazette on August 31, 2018.

On November 21, 2018, the Board of Directors approved the payment of an interim dividend equivalent to US$0.31726 per share, charged to net income for 2018. This amount was paid in its equivalent in national currency according to the value of the Dollar Observed in the Official Journal of November 30, 2018.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	176

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 20	- Disclosures on equity (continued)

20.5	Interim and provisional dividends, continued

The dividends presented as deducted from equity are as follows:

	12/31/2018 ThUS$	12/31/2017 ThUS$
Dividends attributable to owners of the parent	823	55,501
Provisional dividend	331,199	317,243
Additional dividend	107,872	-
Dividend payable	109,669	110,529
Total	549,563	483,273

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	177

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 21	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2018 ThUS$	12/31/2017 ThUS$

Earnings (losses) attributable to owners of the parent	439,830	427,697

	12/31/2018 Units	12/31/2017 Units
Number of common shares in circulation	263,196,524	263,196,524

	12/31/2018	12/31/2017

Basic earnings per share (US$ per share)	1.6711	1.6250

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	178

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions

In accordance with note 18,1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

22.1	Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz,
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and the Company and their Insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Judgment favorable for the Company. Dated March 11, 2016. Appeal filed by the plaintiff which has not been pronounced on. Awaiting notification of the sentence, case filed on December 28, 2016
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation (“SQM NA”).
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	On May 17, 2018 , district judge Gary Klausner sentenced in favor of SQM NA following the verdict of the jury. On September 14, 2018, the plaintiff filed a motion to appeal, which is pending resolution.
	Nominal value	:	ThUS$32,000.

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM NA and the Company (still not noticed)
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	Filing of the case, processing suspended.
	Nominal value	:	Not possible to determine.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	179

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	NV Euroports, SQM Europe N.V. and its insurance companies.
	Date	:	July 2013.
	Court	:	Commercial Court of Dendermonde.
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor.
	Status	:	Sentencing against NV Euroports and subsidy SQM
Europe N.V., for EUR 206,675.91. Appeal presented in November 2017.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. (“SQM Nitratos”) and its insurers.
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees.
	Status	:	Summons to hear sentence
	Nominal value	:	ThUS$1,235.

6.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos.
	Date	:	October 2014.
	Court	:	23th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
	Status	:	On November 13, 2017, the Santiago Appeals Court sentenced SQM Nitratos S.A. to pay US$304,620. Cassation in form and substance presented before the Supreme Court in December 2017.
	Nominal value	:	ThUS$835.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	180

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

7.	Plaintiff	:	SQM Salar S.A. (“SQM Salar”) and the Company.
	Defendant	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	August 29, 2016.
	Court	:	Arbitration Court – Arbitrator Mr. Gonzalo Fernández.
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013.
	Status	:	Evidence stage.
	Nominal value	:	ThUS$20,658.

8.	Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff.
	Defendant	:	The Company
	Date	:	January 2016.
	Court	:	United States District Court – Southern District of New York.
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged noncompliance with the securities regulations in the United States by the Company.
	Status	:	Initial stage of disclosure of background information.
	Nominal value	:	Not determined.

9.	Plaintiff	:	Ernesto Saldaña González et al.
	Defendant	:	SQM Salar S.A., SQM Industrial S.A. (“SQM Industrial”) and their insurance companies.
	Date	:	May 2016.
	Court	:	13th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July 2014 in the María Elena location.
	Status	:	Summons to hear sentence
	Nominal value	:	ThUS$515.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	181

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

10.	Plaintiff	:	María Yolanda Achiardi Tapia et al.
	Defendant	:	SQM Salar and its insurance companies and other 5 defendants
	Date	:	February 2015.
	Court	:	1st Civil Court of Antofagasta.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from a traffic accident that occurred in April 2011 in the city of Antofagasta.
	Status	:	Summons to hear sentence.
	Nominal value	:	ThUS$1,265.

11.	Plaintiff	:	The Company
	Defendants	:	AES Gener S.A. (“Gener”) and Empresa Eléctrica Cochrane SpA (“Cochrane”).
	Date	:	May 11, 2017.
	Court	:	Arbitration award in accordance with the arbitration rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce (“CAM).
	Reason	:	Request for the interpretation of an electricity supply agreement alleging the right by the plaintiff to receive a collection in conformity with such agreement.
	Instance	:	Probationary stage.
	Nominal value	:	Not determined.

12.	Plaintiff	:	Gener and Cochrane.
	Defendant	:	The Company.
	Date	:	May 2017.
	Court	:	Arbitration in accordance with the rules established by the Center for Arbitration and Mediation (CAM).
	Reason	:	Discrepancy with respect to the amount of an alleged right by the plaintiff to receive a collection in conformity with the agreement entered into by the parties.
	Instance	:	Probationary stage
	Nominal value	:	Not determined.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	182

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

13.	Plaintiffs	:	Transportes Buen Destino
	Defendant	:	SQM Salar.
	Date	:	None.
	Court	:	Arbitration in accordance with the rules established by the Center for Arbitration and Mediation (CAM).
	Reason	:	Discrepancies generated in the implementation of the following contracts entered into between TBD and SQM Salar: (i) lithium brine transportation; and (ii) salt transportation.
	Instance	:	Prior stage. The audience for setting procedure rules is pending.
	Nominal value	:	Undetermined.

14.	Plaintiffs	:	Castillo, Hernán et al.
	Defendants	:	Servicios Integrales de Tránsitos y Transferencias S.A. and SQM Industrial S.A.
	Date	:	September 15, 2017.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit to assert labor rights, seeking collection of wages owed and other amounts.
	Instance	:	On August 24, 2018, a judgment is issued rejecting the application in its entirety. On September 6, 2018, plaintiffs deduct an appeal for nullity before the Santiago Court of Appeals, which is still in branch.
	Nominal value	:	ThUS$1,940.

15.	Plaintiffs	:	Acosta Tapia, Eloisa del Tránsito and others as successors and assigns of Araya Castillo, Raimundo del Rosario.
	Defendants	:	SQM Salar.
	Date	:	January 19, 2018.
	Court	:	2nd Labor Court of Santiago.
	Reason:	:	Lawsuit for damages for pain and suffering as a result of occupational illness.
	Instance	:	On October 22, the final ruling was issued, wherein the claim was denied. The plaintiff filed an appeal for annulment, which is pending with the Court of Appeals of Santiago
	Nominal value	:	ThUS$472.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	183

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

16.	Appellants	:	Asociación Indígena Consejo Pueblos Atacameños and others.
	Appellees	:	Corfo, the Company, SQM Salar and SQM Potasio S.A.
	Date of appeal	:	February 15, 2018.
	Court	:	Santiago Court of Appeals
	Reason	:	Appeal requesting annulment of modifications to contracts signed by the defendants on January 17, 2018.
	Instance	:	On September 25, the Court of Appeals of Santiago rejected the appeal for protection. On October 12, the Supreme Court ordered the revision of the appeal filed by the appellants.
	Nominal value	:	Undetermined.

17.	Claimant	:	The Society.
	Defendant	:	Office of the Superintendent of the Environment (“SMA”)
	Date	:	20 July 2017
	Court	:	Second Environmental Court of Santiago
	Reason	:	Motion for review filed by the Company against ruling rejecting the compliance program for the Pampa Hermosa project.
	Instance	:	On August 21, 2018, the Second Environmental Court of Santiago accepted the Company’s claim and ordered the SMA to take the procedure back to the stage prior to their sentencing that rejected the compliance program. This ruling was appealed with the Supreme Court on August 8, 2018.
	Nominal value	:	Amount involved: Undetermined.

18.	Claimant	:	Congresspersons Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruslay Rojas Valderrama et al.
	Defendant	:	CORFO. The entity has intervened as an independent third party.
	Date	:	September 6, 2018.
	Court	:	Special Magistrate, Mr. Alejandro Madrid Crohare.
	Reason	:	To render null and void the contract for the Salar de Atacama Project signed between CORFO and SQM Salar.
	Instance	:	Pending ruling on dilatory pleas and independent third-party status of companies and subsidiaries.
	Nominal value	:	Undetermined.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$1.2 million.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$0.2 million.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	185

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.2	Restrictions to management or financial limits

Contracts that subscribed the issuance of bonuses in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for the last 12 month period:

To maintain Leverage Ratio not higher than 1.2 times at its strictest level. The Leverage ratio is defined as the Total Liabilities divided by Total Equity.

As of December 31, 2018, the above mentioned financial indicator has the following values:

Indicator	12/31/2018	12/31/2017
Leverage	1.00	0.91

Bond issue agreements issued abroad require the Company to neither merge nor dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	186

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.3	Environmental contingencies

On June 6, 2016, the “SMA” filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges related to certain variables of the follow-up plan and the implementation of a mitigation measure included in the respective environmental impact assessment. The Company has presented for the approval of SMA a compliance program detailing the actions and commitments it will carry out to address the SMA's objections.

On June 29, 2017, the SMA rejected the compliance program presented by the Company. On July 10, 2017, the Company presented its rebuttals to the charges made by the SMA. On August 21, 2018, the Second Environmental Court accepted the Company’s claim, ordering the SMA to take the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company.

On December 13, 2017, the First Environmental Court of Antofagasta authorized the SMA to apply the temporary and partial closure of the water extraction wells located in the Salar de Llamara. These wells allow the Company to extract around 124 liters/second of water, which is approximately 15% of the water used in Chile’s First Region. In October 2018, the First Environmental Court of Antofagasta accepted the Company’s claim, leaving the indicated closure without effect, maintaining only the requirement to prepare reports to increase knowledge of ecosystems. In mid-October, the Court denied authorization to SMA to renew the closure measure. In December 2018, the First Environmental Court accepted the Company’s second claim, ratifying the previous decision.

On January 10, 2019, the SMA carried out the sentence of the Second Environmental Court, taking the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company. On January 14, 2019, the SMA made new observations to the compliance program formulated by the Company. The term granted for the Company to address these observations is currently underway, after which the SMA will issue a new ruling on the proposal.

Through a ruling dated November 28, 2016, which was modified by a ruling dated December 23, 2016, the SMA filed charges against SQM Salar for extracting brine in excess of authorized amounts, progressively impacting the vitality of algarrobo trees, delivering incomplete information, modifying variables and other matters.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	187

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.3	Environmental contingencies, continued

SQM Salar presented a compliance program that details the actions and commitments that will be undertaken to overcome the objections formulated by the SMA. This program was accepted by SMA ruling dated January 7, 2019, thus suspending the process initiated against SQM Salar. The Atacameño Indigenous Community of Peine, the Indigenous Association Council of Atacameño Peoples and the Atacameño Indigenous Community of Camar have filed against this ruling with the First Environmental Court. In keeping with the monitoring plans established in the current environmental qualification resolution for the operation at the Salar de Atacama, SQM Salar periodically monitors the flora, fauna, hydrogeological and meteorological variables, including 225 monitoring points and 48 continuous measuring points for the brine and water levels in different parts of the salar basin, which it periodically reports to the corresponding authorities. If any of the monitoring points fall below predefined levels, various actions are considered, which are part of the environmental monitoring plan.

On May 20, 2018, 2 of the 225 points were 1 cm below the predefined level for those points. These points are on the route of an outlet sector for a lagoon located on the eastern edge of the Salar de Atacama. Historically flows from the lagoons of the deposit have varied in location and route. That has happened in this case and the flow has moved with regard to the location of the monitoring well in question. Both the levels and the flows from the lagoons have behaved normally and no changes in the ecosystem that is being monitored in the area have been observed.

Following the protocols established for these cases, SQM Salar’s total extraction volume in the Salar de Atacama, has been reduced from a maximum average of 1,500 liters per second per year to 1,250 liters per second per year for a period of six months.

The Company estimates that an average annual decrease of brine extraction of 250 liters per second would have no impact on current and estimated production volumes of lithium carbonate and hydroxide. In the case of potassium chloride, it is estimated that the reduction in brine extraction could imply a reduction in production and sales volumes of approximately 170.000 metric tons on an annual basis.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	188

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.4	Tax contingency

During 2015, the Company, SQM Salar and SQM Industrial submitted to the Chilean IRS four tax amendments (two by the Company, one by SQM Salar and one by SQM Industrial).

The first two (one for SQM and one for SQM Salar), after being approved by the SII, generated payments for taxes, interests and other charges of US$8.1 million. A provision for such amount was made in the profit or loss for the first quarter of 2015.

Additionally, during August 2015, the Chilean IRS was provided, for its review and approval, with the documentation necessary for amending the annual tax returns of the Company and SQM Industrial. As a result of such amendments, the Company paid an approximate amount of US$1.4 million for taxes, interests and other charges. This amount was recorded in a provision in the profit or loss for the second quarter of 2015.

Finally, during 2016, the last 12 invoices were amended with a payment of approximately US$50,000.

Accordingly, the SQM Group considers terminated the the internal analysis which has been performed. The purpose of the analysis was to identify the expenses incurred by the SQM Group during the fiscal years 2008 to 2014 and which could be a matter of tax rectification.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	189

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.4	Tax contingency, continued

Because of the aforementioned amendments, the Company, SQM Salar and SQM Industrial might be affected by additional penalties established in the first subparagraph, No. 4 of Article 97 of the Tax Code, for an amount ranging between 50% and 300% of the taxes paid. The Company has not considered it necessary to make any provisions related to this possible additional penalty.

On Friday, August 26, 2016, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessments No. 169, 170, 171 and 172, which seek to expand application of the specific tax on mining activities to include lithium exploitation. The amount involved is approximately US$17.8 million. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case is in the Santiago Court of Appeals, based on the appeal filed by SQM Salar.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 of 2016 and ruling No. 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14.4 million. On November 28, 2018, the Third Tax and Customs Court accepted SQM Salar’s claim for US$7.0 million corresponding to the overcharge made by the SII and rejected the remainder of the claim. The case is in the Santiago Court of Appeals, based on the appeal filed by SQM Salar.

These amounts are classified as taxes for current assets, non-current, as of December 31, 2017 and the same as of December 31, 2018.

The amount involved is approximately US$32.2 million. The Chilean IRS has not issued an assessment claiming differences in the specific tax on mining activities filed for business years 2016, 2017 and 2018. As of the date of these financial statements, the Company has not made any provisions for these possible differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016, 2017 and 2018 financial years. It is reasonable to expect that should these assessments for the period 2016 to the quarter half of 2018 be issued, the value would be approximately US$57 million (without considering potential interest and fines).

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	190

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.5	Contingencies regarding the Changes to the Contracts with Corfo. Appeal No. 10301-2018, Santiago Court of Appeals:

(a)	In January 2018, indigenous communities and various parties presented an appeal for legal protection against Corfo, the Company, SQM Salar and SQM Potasio (the “Companies”), with regard to the amendments to the contract for the project in the Salar de Atacama and the OMA mining property lease contract dated January 17, 2018, both granted as a result of a conciliation process proposed by the arbitration court which took place at the end of arbitration between the parties (the “Amendments”). According to the appellants, the Amendments will deprive, disturb and threaten in an illegal and arbitrary way the constitutional rights of the appellants established in article 19, numbers 8, 21 and 24 of the Political Constitution. The appellants have therefore requested the following: (i) that the acts subject to appeal be declared invalid, vacated or without effect, (ii) that the Amendments be reviewed according to the provisions of Convention 169 (iii) that the counterparts be expressly made liable for the costs, given the clearly illegal and arbitrary nature of what has occurred.

Once informed of the appeal, the Companies requested that it be rejected for the following reasons. Firstly because it is extemporaneous. Secondly, as the matter is one that requires the interpretation and verification of the application or effects of contractual clauses, it goes beyond the scope of this cautionary action. Thirdly it should be challenged on the principle of specialty, because there is a special procedure which would better apply. In terms of substance, the Companies have indicated to the Court that an increase in the lithium quota, authorized through contractual changes adopted through a conciliation process proposed by the Arbitration Judge does not constitute an arbitrary or illegal act and that no indigenous consultation took place as per article 6 of Convention 169 because the Amendments were not legislative or administrative measures likely to directly affect the indigenous peoples. The Companies have sustained that the Amendments are the implementation of a conciliation agreement, that is the jurisdictional equivalent of res judicata, which was proposed by the arbitration judge and does not correspond to the exercise of public powers, as required in article 6 of Convention 169.

On September 25, 2018, the Santiago Court of Appeals rejected the appeal for protection. The appeal for protection is currently pending before the Supreme Court.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	191

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.5	Contingencies regarding the Changes to the Contracts with Corfo. Appeal No. 10301-2018, Santiago Court of Appeals (continued)

In the event that a ruling is made to leave without effect the Amendments and if there are no appeals by the parties, the contracts prior to the Amendments will once again be valid, although this resolution should not affect the efficiency and validity of the conciliation reached regarding the matters debated in arbitration.

The court has the faculties to adopt the decisions it considers necessary to reestablish the rule of law and ensure the protection of the affected party.

(b) On September 6, 2018, a public law annulment lawsuit was filed by the congresspersons Mss. Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Citizen Power Party (Partido Poder Ciudadano) to render null and void the contract for the Salar de Atacama Project signed between Corfo and the Companies. The Companies have joined the suit as interested third parties.

In the suit, the plaintiffs request a pretrial measure against Corfo for the signing of agreements and contracts related to the exploitation of lithium. On October 31, 2018, the special magistrate rejected the measure, which was appealed by the plaintiffs.

In the event that the contract for the Salar de Atacama Project is rendered null and void, SQM Salar could be unable to exploit the mining claims in the Salar de Atacama that it has leased from Corfo.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	192

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.6	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers. Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of December 31, 2018, the guarantee amounts to ThUS$712.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	193

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.7	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A. their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$9,423 and ThUS$12,103 on December 31, 2018 and December 31, 2017 respectively; which is detailed as follows:

Grantor	Relationship	12/31/2018	12/31/2017
		ThUS$	ThUS$

Ferosor Agrícola S.A.	Unrelated third party	3,598	4,067
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Contador Frutos S.A.	Unrelated third party	1,587	1,743
Agrícola Lobert Ltda.	Unrelated third party	-	1,264
Covepa SPA	Unrelated third party	720	813
Johannes Epple Davanzo	Unrelated third party	321	363
Hortofrutícola La Serena	Unrelated third party	294	323
Juan Luis Gaete Chesta	Unrelated third party	195	262
Arena Fertilizantes y Semillas	Unrelated third party	216	244
Vicente Oyarce Castro	Unrelated third party	222	244
Soc. Agrocom. Julio Polanco	Unrelated third party	144	163
Bernardo Guzmán Schmidt	Unrelated third party	126	138
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	-	138
Lemp Martin Julian	Unrelated third party	-	124
Comercial Agrosal Ltda.	Unrelated third party	-	116
Soc.Comercial el Mimbral	Unrelated third party	-	101
Total		9,423	12,103

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	194

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.8	Indirect guarantees

Guarantees without pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors, and have not been used by the respective subsidiary.

	Debtor			Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2018 ThUS$	12/31/2017 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Guarantee	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Generale Bank	SQM North America Corp	Subsidiary	Guarantee	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Kredietbank	SQM North America Corp	Subsidiary	Guarantee	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Guarantee	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Guarantee	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Guarantee	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Guarantee	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	195

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 22	Contingencies and restrictions (continued)

22.8	Indirect guarantees, continued

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2018 ThUS$	12/31/2017 ThUS$
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	196

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 23	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS filed several lawsuits and complaints against a number of individuals related to the so-called “SQM Case”, which were associated with the irregular financing of politicians. Amongst those affected by these legal claims were the legal representatives of the Company then the CEO, Patricio de Sominihac T. and the Vice President of Corporate Services, Ricardo Ramos R. today Chief Executive Officer Those lawsuits and complaints related to alleged tax crimes associated with a possible undue decrease in the taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses varios invoices and fee receipts, which could be considered as ideologically false. Similar legal actions were also filed against the taxpayers who provided the tax documents that allowed the alleged commission of the related illicit acts.

Actions performed by the Authority and Termination of research in Chile

The Public Ministry and the Chilean IRS (Servicio de Impuestos Internos (SII) have performed a number of actions within the framework of the so-called “SQM Case”, where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. SQM has also provided the Public Ministry with its email files and all the documentation that has been requested by the authority.

On August 17, 2018, the Eighth Guarantee Court declared the definitive dismissal of the Company, SQM Salar and SQM Nitratos with respect to the case in which their criminal liability was being investigated.

On January 15, 2019, the MP communicated to the Eighth Criminal Court its decision not to continue with the criminal investigation against Messrs. Patricio de Solminihac T, Ricardo Ramos R. and Enrique Olivares C.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	197

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 23	Lawsuits and complaints, (continued)

Shearman & Sterling and Ad-Hoc Committee

On February 26, 2015, the Board of Directors of SQM established an ad-hoc committee comprised of three directors (the “Ad-hoc Committee”), which was authorized to conduct an investigation on the matters described in the preceding paragraph and to request any external advisory services it deemed necessary. The original members of the Ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M., and Wolf von Appen B.

The Ad-hoc Committee hired its own legal counsel in Chile and the United States as well as forensic accountants in the United States to support its internal investigation. The U.S. attorneys hired by the Ad-hoc Committee were mainly charged with reviewing the important facts and analyzing them in the context of the United States Foreign Corrupt Practices Act (“FCPA”). However, the Ad-hoc Committee’s factual conclusions were shared with both Chilean authorities and U.S. authorities.

On December 15, 2015, the Ad-hoc Committee presented the conclusions of its investigation to the Board of Directors. In addition to discussing the facts related to the referenced payments, the Ad-hoc Committee concluded that, for the purposes of the FCPA:

a.	payments were identified that had been authorized by the former CEO of SQM for which the Company did not find sufficient supporting documentation;
b.	no evidence was identified that demonstrated that such payments were made in order to prompt a public official to act or abstain from acting in order to help SQM obtain economic benefits;
c.	in relation to the cost centers managed by the former CEO of SQM, it was concluded that the Company's books did not accurately reflect the transactions in question but that these transactions were determined to be quantitatively immaterial in comparison to SQM's equity, sales, expenses and profits during that period; and that.
d.	SQM's internal controls were insufficient to supervise the expenses within the cost center managed by the former CEO of SQM and relied on the proper use of resources by Patricio Contesse G. himself.

After the Ad-hoc Committee presented its conclusions to the Board of Directors, the Company voluntarily shared these conclusions with the Chilean and U.S. Authorities (including the Securities and Exchange Commission (the “SEC”) and the U.S. Department of Justice (the “DOJ”) and has since collaborated by handing over documents and additional information requested by these authorities regarding this investigation.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	198

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 23	Lawsuits and complaints, (continued)

Investigation by the Department of Justice and the Securities Exchange Commission and Agreements

The Company reported on the investigation by Shearman & Sterling for North American regulatory entities (DOJ and Securities and Exchange Commission, the “SEC”), in accordance with the regulations in force in the United States of America. The results of this investigation were given to these regulatory entities, which have opened investigations to determine the existence of possible noncompliance with the FCPA or Internal control standards.

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (the “DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA calls for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company would be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order calls for the Company to pay an additional monetary penalty of US$15 million. These penalties were reflected in the 2016 financial statements.

In accordance with the terms of the Deferred Prosecution Agreement (the “DPA”) with the DOJ, the Company has accepted that the DOJ formulates (i) a charge for infractions for the lack of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions for failure to adequately maintain books, records and accounting sections in relation to the events investigated. Under the DPA, the DOJ has agreed not to pursue such charges against the Company for a period of 3 years and release the Company from liability after such period, inasmuch as within that period the Company complies with the terms of the DPA. These include payment of a fine of US$15,487,500 and acceptance of an external monitor for a period of 24 months (the “Monitor”) that will assess the Company’s compliance program, and continue to report on the Company independently for an additional year.

In relation to the agreement with the SEC, the Company has agreed to (i) pay a fine of 15 million dollars and (ii) maintain the Monitor for the aforementioned period.

The SEC has issued a Cease and Desist Order that does not identify other breaches of United States regulations.

The aforementioned amounts, approximately US$30.5 million, were reflected in the Company’s profit and loss during the fourth quarter of 2016 in the Other Expenses by function line.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	199

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 24	Sanction proceedings

On April 03, 2018, the National Directorate of the “Dirección Nacional del Servicio Nacional de Geología y Minería” (National Geology and Mining Service) filed charges against SQM Industrial for the alleged violation of Article 40 letter c) of Law No. 20,551 that regulates the closure of mining works and facilities for Pampa Blanca, located in the district of Sierra Gorda. On April 26, 2018, SQM Industrial gave its deposition. According to current regulations, the National Geology and Mining Service can impose fines of up to 10 UTMs (monthly tax units) for each day of infringement, with a total maximum of 10,000 UTMs per month.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	200

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment

25.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been timely implemented since 2007.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	201

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued

25.1	Disclosures of disbursements related to the environment, continued

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

25.2	Detail of information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of December 31, 2018 for the concept of investments in production processes, verification and control of compliance with ordinances and laws related to industrial processes and facilities amounted to ThUS$19,439 and are detailed as follows:

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	202

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	9,002	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Assets	Not classified	27	12/31/2018
SQM S.A.	01-I007300 - Compliance with Iodine Gas Exposure Standard	Environmental processing	Assets	Not classified	59	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	124	12/31/2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	Not classified	25	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	Not classified	5	12/31/2018
SQM S.A.	01-I018300 - Cultural Heritage Baseline Environmental Impact Statement (EIS) Mina Oeste N.V.	Environmental processing	Expense	Not classified	117	12/31/2018
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Expense	Not classified	992	12/31/2018
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	Not classified	1,914	12/31/2018
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	Not classified	121	12/31/2018
SQM Industrial S.A.	04-J007000 - Environmental Impact Statement	Environmental processing	Expense	Not classified	30	12/31/2018
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	Not classified	100	12/31/2018
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	130	12/31/2018
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Tramitación Ambiental	Assets	Not classified	131	12/31/2018
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	Not classified	161	12/31/2018

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	203

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2 and Maintenance of Access Road to Wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	18	12/31/2018
SQM Industrial S.A.	04-P006500 - Installation, electrical wiring	Sustainability: Environment and Risk Prevention	Assets	Not classified	3	12/31/2018
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	Not classified	561	12/31/2018
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	Not classified	127	12/31/2018
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Assets	Not classified	28	12/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Assets	Not classified	25	12/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	50	12/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	218	12/31/2018
SIT S.A.	03-T003600 - Improved Port SQM Bulk Storage	Sustainability: Environment and Risk Prevention	Assets	Not classified	33	12/31/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	795	12/31/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Assets	Not classified	200	12/31/2018
SIT S.A.	03-T005000 - Ground leveling and paving of warehouse	Sustainability: Environment and Risk Prevention	Assets	Not classified	210	12/31/2018
SIT S.A.	03-T006400 - Pollution Control and Management Equipment	Sustainability: Environment and Risk Prevention	Assets	Not classified	246	12/31/2018
SIT S.A.	03-T006200 - Storage Facilities Yard 6	Sustainability: Environment and Risk Prevention	Assets	Not classified	299	12/31/2018
SIT S.A.	03-T006100 - Closure of Storage Facilities Yard 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	443	12/31/2018

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	204

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	74	12/31/2018
SQM Salar S.A.	19-L012100 – Regularization of weather station	Sustainability: Environment and Risk Prevention	Assets	Not classified	39	12/31/2018
SQM Salar S.A.	19-C003900 - Extension of Carbonate 120,000 TPA Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	776	12/31/2018
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	Not classified	120	12/31/2018
SQM Salar S.A.	19-L014900 - Sludge Drying Project	Sustainability: Environment and Risk Prevention	Assets	Not classified	180	12/31/2018
SQM Salar S.A.	19-L018400 - EIA, PSA, Hydrogeology and Conservation	Environmental processing	Expense	Not classified	1,824	12/31/2018
SQM Salar S.A.	19-L018700 - 5th Update of environmental modeling	Environmental processing	Expense	Not classified	76	12/31/2018
SQM Nitratos S.A	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	156	12/31/2018
Total					19,439

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	205

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	10,204	12/31/2018
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Assets	Not classified	76	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	15	12/31/2018
SQM S.A.	01-I007200 - Environmental Follow-up Plan for Salar de Llamara for 2015-2016	Sustainability: Environment and Risk Prevention	Expense	Not classified	90	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	Not classified	116	12/31/2018
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Expense	Not classified	528	12/31/2018
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	Not classified	536	12/31/2018
SQM S.A.	01-I017600 - Regularización Decreto Sustanc	Environmental processing	Expense	Not classified	485	1/23/2019
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	321	12/31/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Tramitación Ambiental	Assets	Not classified	141	12/31/2018
SIT S.A.	03-T006200 - Warehouses, yard 6	Sustainability: Environment and Risk Prevention	Assets	Not classified	1,147	1/12/2019
SIT S.A.	03-T006400 - Pollution Control Equipment and Maintenance	Sustainability: Environment and Risk Prevention	Assets	Not classified	144	1/13/2019
SIT S.A.	03-T006100 - Warehouses, yard 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	490	1/18/2019
SQM Salar S.A.	19-L012100 – Regularization of weather station	Sustainability: Environment and Risk Prevention	Assets	Not classified	13	12/31/2018
SQM Salar S.A.	19-L018000 - Regularize TT lighting	Sustainability: Environment and Risk Prevention	Assets	Not classified	74	1/16/2019
SQM Salar S.A.	19-L018700 - Fifth environmental model update	Environmental processing	Expense	Not classified	27	12/31/2018

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	206

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	Not classified	3	12/31/2018
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	Not classified	452	12/31/2018
SQM Industrial S.A.	04-J010700 - Recovery Water Intake from Rivers	Sustainability: Environment and Risk Prevention	Assets	Not classified	120	1/1/2019
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Assets	Not classified	187	1/2/2019
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	Not classified	264	1/6/2019
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	Not classified	34	1/10/2019
SQM Industrial S.A.	04-J013300 - Increase solid waste management in Dual Plant (Delkor Filter)	Sustainability: Environment and Risk Prevention	Assets	Not classified	68	1/14/2019
SQM Industrial S.A.	04-P006500 - Installation, electrical wiring	Sustainability: Environment and Risk Prevention	Assets	Not classified	104	1/17/2019
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	Not classified	276	1/21/2019
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2 and Ma	Sustainability: Environment and Risk Prevention	Expense	Not classified	242	1/24/2019
SQM Industrial S.A.	04-J014200 - Commitments with Environmental Qualification Resolutions	Environmental processing	Expense	Not classified	70	1/25/2019
				Total	16,227

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	207

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2017

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	9,552	12/31/2017
SQM Industrial S.A.	04-IQWZ00 - Normalization TK NV liquid fuels	Environmental processing	Asset	Not classified	37	4/1/2014
SQM Industrial S.A.	04-PPZU00 - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	48	7/1/2011
SQM Industrial S.A.	04-J007000 - Environmental Impact Statement	Environmental processing	Expense	Not classified	151	12/31/2017
SQM Industrial S.A.	04-P003600 - Opening of NPT IV Project (NK engineering studies)	Sustainability: Environment and Risk Prevention	Asset	Not classified	181	12/31/2017
SQM Industrial S.A.	04-I012400 - Acquisition of Power Generator to Back up the Injection System at Puquios in Salar de Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	34	12/31/2016
SQM Industrial S.A.	04-J004300 - Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	56	12/31/2017
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Asset	Not classified	1	4/30/2019
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	12	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Asset	Not classified	81	12/31/2018
SQM S.A.	01-I007100 - Environmental Follow-up Plan for Pampa del Tamarugal for 2015-2016	Environmental processing	Expense	Not classified	2	1/31/2018
SQM S.A.	01-I007200 - Environmental Follow-up Plan for Salar de Llamara for 2015-2016	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	1/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Asset	Not classified	62	12/31/2018
SQM S.A.	01-I007300 - Compliance with Iodine Gas Exposure Standard	Environmental processing	Asset	Not classified	961	12/31/2017

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	208

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2017, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Asset	Not classified	41	12/31/2018
SQM Salar S.A.	19-L008100 - EIS Salar 2015	Environmental processing	Expense	Not classified	488	12/31/2017
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	240	6/1/2018
SQM Salar S.A.	19-C002300 - Extension of LIOH 7,000 TPA Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	230	12/31/2018
SQM Salar S.A.	19-L012100 – Renovation of equipment with certification required for Environmental Assessment Resolution	Sustainability: Environment and Risk Prevention	Asset	Not classified	13	6/1/2018
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Asset	Not classified	42	3/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Asset	Not classified	37	3/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	982	5/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	1,296	5/31/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Asset	Not classified	58	8/30/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Asset	Not classified	180	8/30/2018
Total					14,787

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	209

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2017, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	10,450	12/31/2018
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Asset	Not classified	140	4/30/2019
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	130	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Asset	Not classified	37	12/31/2018
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Asset	Not classified	76	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Asset	Not classified	111	12/31/2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	Not classified	260	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area	Sustainability: Environment and Risk Prevention	Expense	Not classified	124	12/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Asset	Not classified	10	3/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	103	5/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	254	5/31/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Asset	Not classified	854	8/30/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Asset	Not classified	336	8/30/2018
SIT S.A.	03-T005000 - Ground leveling and paving of warehouse	Sustainability: Environment and Risk Prevention	Asset	Not classified	210	9/30/2018
SQM Salar S.A.	19-L012100 – Renovation of equipment with certification required for Environmental Assessment Resolution	Sustainability: Environment and Risk Prevention	Asset	Not classified	52	6/1/2018

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	210

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2017, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	10	6/1/2018
SQM Salar S.A.	19-C002300 - Extension of LIOH 7,000 TPA Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	28	12/31/2018
SQM Nitratos S.A	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	160	12/31/2018
Total					13,345

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	211

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished

SQM S.A.

I0055: In the SO2 plant, the gas/liquid ratio is deficient, preventing the absorption of SO2; producing a loss of free iodine through inadequate stripping of kerosene and prilling air. This also causes the ducts and furnaces to be blocked (unplanned shutdowns), a very polluted environment for people (aberration in health and hygiene), excessive acid rain (corrosion of facilities) and a high sulfur and sodium metabisulfite consumption factor. By changing the gas extractors to increase air flows and the SO2 absorption towers for prilling, the diameter of the ducts will be increased. This will ensure that the gas/liquid ratio is increased and sustained. In order to decrease SO2, emissions, a scrubber unit (tower, pump, gas extractor and piping) needs to be installed following the same concept as was developed at the ME Iodine SO2 plant.

I0073: The system for capturing iodine gases is operating very inefficiently. The iodine steam levels are between 150% and 4,900% above the levels allowed for jobs at iodine plants and warehouses as established in Article 61 of Supreme Decree No, 594/1999, approving Basic Sanitary and Environmental Conditions in Workplaces. This project is in progress.

I0122: The project consists of repairing and/or replacing the environmental follow-up wells that need to be deepened. It also includes implementing improvements in mine shaft type wells to avoid risk conditions. The priority wells are Nos. 8 and 10-S-1 in Pampa del Tamarugal and PO-5 in Salar de Llamara.

I0138: This project is to increase the height of each SO2 absorber tower (regular and stand-by towers) by 2,5 meters. The towers’ additional height will allow the height of the packing to be increased by 2,5, thereby improving the efficiency of the SO2 absorption. The main activities are: Basic and detailed engineering; supply of the bodies of the absorber towers (frp), liquid distributors, tower brine pump pad, tri-pack packing type, polyethylene pipes and fitting; gas measurement service; metallic structure manufacturing and installation services; and project start-up.

I0172: The commitments of the Pampa Hermosa project for the Salar de Llamara include the Tamarugos Environmental Management Plan (PMAT), which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara. Conceptual design, detailed design, construction and start-up are necessary for the CEDAM, which will be subject to approval by the authorities so its duration and costs are subject to the approval of third parties.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	212

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM S.A.

I0174: One of the commitments of the Pampa Hermosa project involves developing the former Pintados station. The development proposal was presented to the authorities and once approved, it needs to be implemented (parking, footpath, shader and information panels). One of the commitments for the Nueva Victoria and Pampa Hermosa mining area projects is to prepare a storage place in Humberstone for storing the archaeological materials that are recovered. This is part of the archaeological compensation measures involved in these projects. A proposal needs to be developed and subsequently developed for the Humberstone deposit, which is subject to approval by the authorities so its duration and costs are subject to the approval of third parties.

I0183: A heritage baseline will be taken for the eastern mine sector, required for the EIS

I0187: The project involves the implementation of measures that were committed to during the penalty process, including urgent and transitory measures. Actions to be implemented include monthly biotic monitoring, quarterly landscape monitoring, metagenomic analysis, study accrediting the nonexistence of environmental effects in puquios (aquatic biota) and study accrediting the implementation of adequate water quality control of water injected into the system, both accredited by a center for excellence in a state or state-recognized university.

I0194: Tender and awarding of environmental permits, implement archeology, biota, human environment campaigns, etc,, develop marine studies, prepare reports and enter study into the assessment system, monitor and respond to addenda until the system is approved. Prepare and submit claims to third parties associated with the request for rights of way.

I0176: The project involves an initial diagnosis in the different sites to identify deviations and actions to be implemented for adaptation, for subsequent preparation of the Adaptation Program that will be presented to the Seremi de Salud. This diagnosis will be used to define the activities to be developed, and these may require minor or major structural modifications that require prior environmental assessment (DIA/EIA).

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	213

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM Industrial S.A.

I0156: The project will enable the recovery of reject water from the osmosis plant to be used in the leach pile area, increasing the efficiency of water use.

J0070: This project relates to the preparation and processing of an Environmental Impact Statement (EIS), with the purpose of obtaining the environmental authorization (RCA) for the yards. The information to be presented includes the air quality baseline, so a PM 2.5 and gas monitoring station has been installed to complement the existing stations at ME. This project is in progress.

J0102: It is proposed to build a new PTS plant that is integrated into the NPT 2 crystallization process. The engineering design of this plant considers the reuse of the equipment already acquired for the NK PV plant. The plant includes a new raw materials yard, a grinder stage (sizer), a wet mill, a dissolution stage with reactors and thickener and a filtration and centrifuge unit for discarded salt. The crystallization from the NPT1 and NPT2 plants will be reused, as well as the refining plant at the NPT2 plant.

J0122: The project consists of entering the Coya Sur wells into the environmental impact assessment system (SEIA) and processing the permits for these wells with the General Directorate of Water Resources (DGA).

P0036: The project consists of enabling the reuse of the crystallization plant and all of its facilities associated with the production of nitrate salts.

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of PCB by 2025 at the latest. The activities to be undertaken will be to deal with all those elements with oil that have previously been identified as having more than 50ppm of PCB.

M0020: The project consists of concluding the system of the drinking water network, in addition to renewing several sections of the network, due to the deterioration of original pipes. It also intends to acquire equipment to better address water seepage in town and problems in the sewage chambers. Sewage water management requires a single backfill for final sludge disposal, in keeping with current legislation.

I0177: The project involves completing the development of basic engineering, implementing the Environmental Impact Study for Tente en el Aire, obtain legal and sectorial permits for project implementation in a second stage

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	214

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM Industrial S.A.

P0065: The project involves installation of a transformer, posts and ditch solution collection tank. In addition to improvements in the ditch sector, heavy machinery will be used to safely position low-suction pumps.

I0250: The project consists of re-drilling well 2Pl-2, which implies the detention of the extraction well, extraction of current casing and its re-drilling, with the relevant development work and pump tests. Road maintenance works imply leveling roads, filling damaged areas and compacting this fill.

J0107: The project looks to renovate and automate the operation of pump stations at the three water intakes, by incorporating automatic valves and smart controls for pumps. In addition, water intake pipe sections, cut-off valves, check valves, drains and vents should be renewed. Due to the water conditions and length of pipes, these face the risk of failure due to overpressure, corrosion and material wear. Maintenance and repair works must also be undertaken on pumps at each water intake as a result of wear and corrosion due to the characteristics of river water.

J0133: The project consists of increasing the centrifuge filter capacity at the Anhydrous Sulfate Plant: Industrial test. If favorable, install belts to remove discarded material to the storage yard.

J0152: The project involves the installation of heat collection equipment for gas emanating from boilers and implementation of associated structural improvements.

J0142: The project involves implementing environmental measures associated with the CS Update DIA (heritage sign, pavement of ME road) and the DIA for NK PV (controlled disturbance plan).

SIT S.A.

T0018: The project consists of the installation of an underground conveyor belt running outside of the storage boxes in yards Nos. 8 and 9, connected to belt 5 and subsequently to the shipment system. While this is an operating improvement, the project has an environmental component as the project involves the implementation and purchase of belt covers as an internal emissions control measure to improve compliance with the Tocopilla EDP. This project is in progress

T0019: This project consists of the installation of covers (ceiling and side cover) in the 4 new storage boxes, which will be built in the area of current yards Nos. 8 and 9. While this is an operating improvement, the project has an environmental component as the project involves the building of a warehouse as an emissions control measure to improve compliance with the Tocopilla EDP and reduce dust emissions. This project has been completed.

T0032: The project consists of the installation of an underground conveyor belt running outside of the storage boxes in Yard No. 6, with feeding points of access directly connected to belt 6 and subsequently to the shipment system. While this is an operating improvement, the project has an environmental component as it includes the implementation of conveyor belt No. 6 from Yard No. 6, which is an action to control emissions as per the commitments within the Tocopilla EDP. This project is at the start-up stage.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	215

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.4	Description of each project, indicating whether these are in process or have been finished, continued

SIT S.A.

T0034: The project seeks to make all the investments associated with maintaining the port’s operating capacity, guaranteeing high equipment availability for shipment purposes. While this is an operating improvement, the project also has an environmental component. The project consists of the replenishment and/or replacement of the impaired wind barrier membranes in Yard No. 3, which is an action to control emissions, as committed to in the Tocopilla EDP. This project has been completed.

T0036: The project involves the installation of rainwater collection channels in the storage warehouses and engineering that studies the possibility of storing multiple products in a single silo and the possibility of installing vibrating floors that enable free runoff of the product, thereby preventing the risks of manual operation and the effect that this provokes in shipments.

T0042: In order to comply with Article 13 of Supreme Decree No. 70/2010 Tocopilla EDP must incorporate dust collectors on the TV-1 and TV-2 hoppers in yard Nos.8 and 9.

T0045: The conveyor belts in yard numbers 8 and 9 will be completed by being connected to conveyor belt no. 5 and thus forming part of the shipment system. This involves the extension, connection and overhaul of conveyor belt no. 5, together with the connection to pan feeder 3 and the corresponding improvements to become an integral part of the shipment system. This will be done in compliance with the environmental regulations established in the Tocopilla Decontamination Plan. Atmospheric Decontamination Plan for the City of Tocopilla and surrounding area Supreme Decree No. 70/2010, Art.13 II.3.

T0050: The loose earth soil around the storage warehouse in yard 17 is uneven, which creates operational difficulties and poses a risk both for the warehouse and operationally. The area of land to be paved measures 2100 m2. A hazardous waste patio is also to be built.

T0062: A 35 x 110 m hangar will be installed on yard 6 to stockpile bulk product that also permits loading and unloading from trucks and front loaders as well as proper stacking. The warehouse in yard 6 will be expanded into boxes 5 and 6 in order to stockpile bulk product.

T0064: Purchase of Sentinal sweeper - Purchase critical operating equipment.

T0061: The project involves the construction of the second part of the yard storage facility 9 (1500 square meters).

SQM Salar.

C0023: A new plant extension is to be built with the capacity for 7,000 TPA of product. This project is in progress.

L0121: Change of the weather station equipment to comply with the standard.

L0147: This project involves the elimination of these unauthorized industrial waste storage points. This work will be undertaken by an external company that separates, organizes and packages different types of industrial waste according to the environmental authorization and legislation in force. The waste can then be removed from the same points for final disposal off site.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM Salar.

L0180: Normalization of lighting and electrical circuits at ground transportation facilities in Salar Atacama.

C0039: The project involves increasing the Lithium Carbonate production capacity from 70,000 TPA to 120,000 TPA.

L0149: This project includes building a dehydrating plant at SQM Salar's current facilities to be used for treatment, storage, transport and final disposal of sludge generated by the different sewage treatment plants and providing the solutions necessary to comply with DS No. 04/09, Regulation for Managing Sludge at Sewage Treatment Plants.

L0184: The project involves advising for the Environmental Monitoring Plan, as well as improved environmental monitoring.

L0187: The project involves this 5th update to numeric modeling, which would provide compliance with the commitments undertaken during the environmental qualification process for the project “Changes and Improvements to Mining Operations in the Salar de Atacama”.

SQM Nitratos S.A.

I0127: By installing a reverse osmosis system or a process that enables the recovery of industrial water and that reduces the hardness of the water for cleaning the equipment, we can reuse this water to wash equipment again, thereby reducing the damage to the electrical systems of the equipment as a result of corrosion.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 26	Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Sociedad Química y Minera de Chile S.A. and Subsidiaries and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Implementation, economically feasible, not economically feasible and in exploitation:

1.	Implementation: Disbursements for prospecting under implementation and therefore prior to determination of economic feasibility, are classified in the caption of Non-Current Assets, found in Works in Progress for Properties, Plant and Equipment, which include, exploration of caliche, and brine from the Salar de Atacama (these processes are generally developed over a one-year period), both totaling ThUS$8,355 in this caption, as of December 31, 2018, and ThUS$8,942 as of December 31, 2017. For Mt Holland, exploration disbursements fall under Other Non-Current Non-Financial Assets and correspond to ThUS$11,298 as of December 31, 2018. As of December 31, 2017 there were no disbursements for this concept.

2.	Economically feasible: Prospecting disbursements corresponding to caliche exploration, wherein the study concluded that its economic feasibility is viable, are classified under Non-Current Assets in Other Non-current Financial Assets. The balance as of December 31, 2018, is ThUS$5,099 and as of December 31, 2017, it is ThUS$12,530.

For the exploration of the Salar de Atacama, the associated assets correspond to wells that can be used both in monitoring and exploitation of the Salar. Therefore, once the studies are concluded, these are classified as Non-current Assets in Properties, Plants and Equipment, assigning them a technical useful life of 10 years.

3.	Not economically feasible: Prospecting disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of December 31, 2018 and December 31, 2017, there is no existing disbursement for this item.

4.	In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited. The portion that is exploited in the following 12 months is presented as current assets in the inventories. As of December 31, 2018, the amount is ThUS$2,028 and the balance as of December 31, 2017 for this concept is ThUS$521. The portion that will be amortized in the following years is classified as non-current assets under Other Non-current Assets. As of December 31, 2018, there is a balance of ThUS$9,791 for this concept, and as of December 31, 2017, the balance is ThUS$5,191.

Disbursements corresponding to metal exploration are charged to profit or loss in the period in which they are incurred.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue from operating activities

The Group derives revenues from the sale of goods (which are recognised at one point in time) and from the provision of services (which are recognised over time) and are distributed among the following geographical areas and main product and service lines:Geographic areas:

12/31/2018
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	111,595	1,052	700	25,593	4,575	45,834	189,349
Latin America and the Caribbean	77,737	6,390	3,596	80,192	12,097	177	180,189
Europe	200,229	112,080	103,430	46,068	17,384	473	479,664
North America	240,995	83,587	68,254	50,685	27,347	647	471,515
Asia and Others	151,194	121,863	558,821	64,936	46,865	1,407	945,086
Total	781,750	324,972	734,801	267,474	108,268	48,538	2,265,803

12/31/2017
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	91,243	1,054	802	20,001	2,522	45,942	161,564
Latin America and the Caribbean	71,335	5,756	3,109	142,610	9,180	155	232,145
Europe	177,997	81,557	88,443	72,405	28,346	305	449,053
North America	235,963	67,491	42,918	69,105	25,824	553	441,854
Asia and Others	120,713	96,265	509,301	75,205	69,706	1,517	872,707
Total	697,251	252,123	644,573	379,326	135,578	48,472	2,157,323

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Nota 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue from operating activities, continued

b) Main product lines:

	2018	2017
	ThUS$	ThUS$
Products and Services
Specialty plant nutrition	781,750	697,251
Sodium Nitrates	17,688	18,555
Potassium nitrate and sodium potassium nitrate	527,945	474,451
Specialty Blends	145,512	121,263
Other specialty fertilizers	90,605	82,982
Iodine and derivatives	324,972	252,123
Lithium and derivatives	734,801	644,573
Potassium	267,474	379,326
Industrial chemicals	108,268	135,578
Other	48,538	48,472
Commodities	18,582	11,822
Other ordinary income Of. Commercial	24,465	32,784
Income from services rendered and others Other
Income from the provision of services	4,017	3,795
Income from leasing properties	1,474	71
Total	2,265,803	2,157,323

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Nota 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.2	Cost of sales

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Raw materials and consumables used	(260,863)	(227,620)
Classes of employee benefit expenses	(203,569)	(172,084)
Depreciation expense	(212,582)	(232,275)
Amortization expense	(7,194)	(8,153)
Operating leases	(75,395)	(80,160)
Investment plan expenses	(13,384)	(17,180)
Contractors	(78,825)	(72,348)
Mining concessions	(8,168)	(7,802)
Operations transport	(64,352)	(69,052)
Freight and product transport costs	(43,510)	(55,383)
Purchase of products from third parties	(239,781)	(208,147)
Insurance	(9,816)	(10,255)
CORFO rights	(182,954)	(46,274)
Export costs	(84,816)	(83,057)
Variation in inventory	11,600	(90,998)
Other expenses, by nature	(9,915)	(14,034)
Total	(1,483,524)	(1,394,822)

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.3	Other income

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Discounts obtained from suppliers	705	345
Fines charged to suppliers	698	199
Taxes recovered	685	1,278
Amounts recovered from insurance	443	154
Overestimate of provisions for third-party obligations	375	586
Other operating income	1,847	4,543
Options on mining claims	16,095	2,607
Easements, pipelines and roads	10,806	4,656
Reimbursement mining licenses and notary expenses	394	1,196
Shares obtained in junior mining companies through options	-	2,263
Total	32,048	17,827

27.4	Administrative expenses

	12/31/2018	13/31/2017
	ThUS$	ThUS$
Employee benefit expenses by nature
Remuneration and benefits to employees	(63,880)	(51,761)
Marketing costs	(3,078)	(2,539)
Amortization expenses	(15)	(8)
Entertainment expenses	(4,805)	(4,781)
Advisory services	(12,848)	(14,348)
Leases	(4,556)	(4,097)
Insurance	(1,758)	(1,767)
Office expenses	(8,165)	(5,357)
Contractors	(5,730)	(4,805)
Other expenses, by nature	(13,291)	(11,708)
Total	(118,126)	(101,171)

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.5	Other expenses by function

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Classes of Employee Benefit Expenses
Depreciation and amortization expense
Depreciation of assets not in use	(59)	(90)
Subtotal	(59)	(90)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Amortization expense intangible	(1,649)	-
Subtotal	(1,649)	-
Other expenses, by nature
Legal expenses	(15,139)	(25,176)
VAT and other unrecoverable taxes	(1,187)	(1,295)
Fines paid	(965)	(1,112)
Investment plan expenses	(13,419)	(10,006)
Donations not accepted as tax credit	(4,502)	(5,527)
Restructuring of joint ventures	6,000	(6,000)
Other operating expenses	(7,636)	(4,394)
Subtotal	(35,199)	(53,510)
Total	(36,907)	(53,600)

27.6	Other income (expenses)

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Adjust previous year application method of participation	(664)	500
Impairment of interests in joint ventures (1)	(8,802)	-
Sales of investments (2)	13,748	-
Others	2,122	43
Total	6,404	543

(1)	See Note 10.2.

(2)	During the month of December 2018, SQM S.A. sold its interest in Minera Exar S.A. generating a pre-tax profit of ThUS$14,507.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.7	Impairment of gains and reversal of impairment losses

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Impairment of investments in associates	2,967	(8,038)
Total	2,967	(8,038)

This table corresponds to the summary required by the CMF and considers notes 26.2, 26.4 and 26.5.

27.8	Summary of expenses by nature

	2018	2017
	ThUS$	ThUS$
Raw materials and consumables	(260,863)	(227,620)
Classes of Employee Benefit Expenses
Personnel expenses	(267,449)	(223,845)
Depreciation and amortization expense
Depreciation expense	(212,641)	(232,365)
Amortization expense	(8,858)	(8,161)
Operating leases	(79,951)	(84,257)
Legal expenses	(15,139)	(25,176)
Investment plan expenses	(26,803)	(27,186)
Contractors	(86,313)	(78,920)
Mining concessions	(8,168)	(7,802)
Operation transport	(64,352)	(69,052)
Freight and product transport costs	(43,510)	(55,383)
Purchase of products from third parties	(239,781)	(208,147)
Office expenses	(17,981)	(15,612)
CORFO rights	(182,954)	(46,274)
Export costs	(84,816)	(83,057)
Representation expenses	(4,805)	(4,781)
Restructuring of joint ventures	6,000	(6,000)
Consultant and advisor services	(12,848)	(14,348)
Variation in inventory	11,600	(90,998)
Other expenses, by nature	(38,925)	(40,609)
Other expenses by nature	(1,638,557)	(1,549,593)

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.9	Finance expenses

	January to December
	2018	2017
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(1,707)	(1,650)
Interest expense from bonds	(55,887)	(49,373)
Interest expense from loans	(3,093)	(2,002)
Capitalized interest expenses	5,021	4,382
Financial expenses for site closure	(960)	-
Other finance costs	(3,288)	(1,481)
Total	(59,914)	(50,124)
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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 28	Reportable segments

28.1	Reportable segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 25.2).

The performance of each segment is measured based on net income and revenues.

Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and have its operating results reviewed on a regular basis by the highest authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients
2.	Iodine and its derivatives
3.	Lithium and its derivatives
4.	Industrial chemicals
5.	Potassium
6.	Other products and services

Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 28	Reportable segments (continued)

28.1	Reportable segments, continued

Basis of accounting for transactions between reportable segments

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates). Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production and etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available. Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available. Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 28	Reportable segments (continued)

28.2	Reportable segment disclosures:

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 12/31/2018
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	781,750	324,972	734,801	108,268	267,474	48,538	2,265,803	2,265,803		2,265,803
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	781,750	324,972	734,801	108,268	267,474	48,538	2,265,803	2,265,803		2,265,803

Costs of sales	(613,267)	(217,464)	(316,875)	(72,964)	(217,386)	(45,568)	(1,483,524)	(1,483,524)		(1,483,524)
Administrative expenses	-	-	-	-	-	-	-	-	(118,126)	(118,126)
Interest expense	-	-	-	-	-	-	-	-	(59,914)	(59,914)
Depreciation and amortization expense	(73,073)	(45,280)	(44,837)	(16,041)	(41,891)	(377)	(221,499)	(221,499)		(221,499)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	6,351	6,351
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(178,975)	(178,975)
Other items other than significant cash
Income (loss) before taxes	168,483	107,508	417,926	35,304	50,088	2,970	782,279	782,279	(161,241)	621,038

Net income (loss) from continuing operations	168,483	107,508	417,926	35,304	50,088	2,970	782,279	782,279	(340,216)	442,063
Net income (loss) from discontinued operations
Net income (loss)	168,483	107,508	417,926	35,304	50,088	2,970	782,279	782,279	(340,216)	442,063

Assets	-	-	-	-	-	-	-	-	4,268,094	4,268,094
Equity-accounted investees	-	-	-	-	-	-	-	-	111,549	111,549
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts									(15,028)	(15,028)
Increase of non-current assets	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,130,291	2,130,291
Impairment loss recognized in profit or loss	(2,227)	(1,171)	(243)	(79)	(3,006)	(553)	(7,279)	(7,279)	2,985	(4,294)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	508,159	508,159
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(187,004)	(187,004)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(387,313)	(387,313)

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 28	Reportable segments (continued)

28.2	Reportable segment disclosures, continued

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 12/31/2017
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	-	2,157,323
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	-	2,157,323
Costs of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	(1,394,822)	(1,394,822)	-	(1,394,822)
Administrative expenses	-	-	-	-	-	-	-	-	(101,171)	(101,171)
Interest expense	-	-	-	-	-	-	-	-	(50,124)	(50,124)
Depreciation and amortization expense	(73,702)	(44,252)	(18,036)	(16,050)	(88,130)	(356)	(240,526)	(240,526)	-	(240,526)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	14,452	14,452
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(166,173)	(166,173)
Other items other than significant cash
Income (loss) before taxes	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(167,911)	594,590

Net income (loss) from continuing operations	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(334,084)	428,417
Net income (loss) from discontinued operations
Net income (loss)	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(334,084)	428,417

Assets	-	-	-	-	-	-	-	-	4,296,236	4,296,236
Equity-accounted investees	-	-	-	-	-	-	-	-	152,630	152,630
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts									-	-
Increase of non-current assets	-	-	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,048,768	2,048,768
Impairment loss recognized in profit or loss	(15,025)	335	1,112	(3,546)	(240)	(219)	(17,583)	(17,583)	(14,316)	(31,899)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	703,997	703,997
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(248,067)	(248,067)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(357,645)	(357,645)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	229

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 28	Reportable segments (continued)

28.3	Statement of comprehensive income classified by reportable segments based on groups of products

	12/31/2018
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$
Revenue	781,750	324,972	734,801	108,268	267,474	48,538	-	2,265,803
Cost of sales	(613,267)	(217,464)	(316,875)	(72,964)	(217,386)	(45,568)	-	(1,483,524)

Gross profit	168,483	107,508	417,926	35,304	50,088	2,970	-	782,279
Other incomes by function	-	-	-	-	-	-	32,048	32,048
Administrative expenses	-	-	-	-	-	-	(118,126)	(118,126)
Other expenses by function	-	-	-	-	-	-	(36,907)	(36,907)
Deterioro de valor de ganancias y revisión de pérdidas por deterioro de valor (pérdidas por deterioro de valor) determinado de acuerdo con la NIIF 9	-	-	-	-	-	-	2,967	2,967
Other gains (losses)	-	-	-	-	-	-	6,404	6,404
Financial income	-	-	-	-	-	-	22,533	22,533
Financial costs	-	-	-	-	-	-	(59,914)	(59,914)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	6,351	6,351
Exchange differences	-	-	-	-	-	-	(16,597)	(16,597)
Profit (loss) before taxes	168,483	107,508	417,926	35,304	50,088	2,970	(161,241)	621,038
Income tax expense	-	-	-	-	-	-	(178,975)	(178,975)
Profit (loss) from continuing operations	168,483	107,508	417,926	35,304	50,088	2,970	(340,216)	442,063
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	168,483	107,508	417,926	35,304	50,088	2,970	(340,216)	442,063
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	439,830
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	2,233
Profit (loss)	-	-	-	-	-	-	-	442,063

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	230

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 28	Reportable segments (continued)

28.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	12/31/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$
Revenue	697,251	252,123	644,573	135,578	379,326	48,472	-	2,157,323
Cost of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	-	(1,394,822)
Gross profit	141,895	52,315	455,331	43,825	65,636	3,499	-	762,501
Other incomes by function	-	-	-	-	-	-	17,827	17,827
Administrative expenses	-	-	-	-	-	-	(101,171)	(101,171)
Other expenses by function	-	-	-	-	-	-	(53,600)	(53,600)
Other gains (losses)	-	-	-	-	-	-	543	543
Financial income	-	-	-	-	-	-	13,499	13,499
Financial costs	-	-	-	-	-	-	(50,124)	(50,124)
Deterioro de valor de ganancias y revisión de pérdidas por deterioro de valor (pérdidas por deterioro de valor) determinado de acuerdo con la NIIF 9	-	-	-	-	-	-	(8,038)	(8,038)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	14,452	14,452
Exchange differences	-	-	-	-	-	-	(1,299)	(1,299)
Profit (loss) before taxes	141,895	52,315	455,331	43,825	65,636	3,499	(167,911)	594,590
Income tax expense	-	-	-	-	-	-	(166,173)	(166,173)
Profit (loss) from continuing operations	141,895	52,315	455,331	43,825	65,636	3,499	(334,084)	428,417
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	141,895	52,315	455,331	43,825	65,636	3,499	(334,084)	428,417
Profit (loss), attributable to	-	-	-	-	-	-	-	-
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	427,697
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	720
Profit (loss)	-	-	-	-	-	-	-	428,417

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	231

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 28	Reportable segments (continued)

28.4	Revenue from transactions with other Company’s operating segments

12/31/2018
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	781,750	324,972	734,801	108,268	267,474	48,538	2,265,803

12/31/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323

28.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

28.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution.

The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	232

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 28	Reportable segments (continued)

28.7	Segments by geographical areas as of December 31, 2018 and 2017

	12/31/2018
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	189,349	180,189	479,664	471,515	945,086	2,265,803
Investment accounted for under the equity method	(6,588)	-	61,256	16,115	40,766	111,549
Intangible assets other than goodwill	110,544	-	386	152	77,201	188,283
Goodwill	22,535	86	11,373	724	-	34,718
Property, plant and equipment, net	1,445,349	347	4,451	3,098	1,578	1,454,823
Investment property	-	-	-	-	-	-
Other non-current assets	17,111	23	-	(892)	11,298	27,540
Non-current assets that are not financial instruments	1,588,951	456	77,466	19,197	130,843	1,816,913

	12/31/2017
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	140,764	228,759	1,048,556	441,377	297,867	2,157,323
Investment accounted for under the equity method	(5,513)	33,065	33,318	15,193	76,567	152,630
Intangible assets other than goodwill	113,152	-	453	182	-	113,787
Goodwill	23,731	6,290	11,374	724	2,058	44,177
Property, plant and equipment, net	1,421,141	313	3,857	2,469	1,574	1,429,354
Investment property	-	-	-	-	-	-
Other non-current assets	19,234	28	-	-	-	19,262
Non-current assets that are not financial instruments	1,571,745	39,696	49,002	18,568	80,199	1,759,210

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	233

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 28	Reportable segments (continued)

28.8	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2018 and December 31, 2017:

	Location		Products
-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	234

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 29	Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2018, total interest expenses incurred amount to ThUS$59,914 (ThUS$50,124 as of December 31, 2017).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

29.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2018	12/31/2017

Capitalization rate of costs for capitalized interest, property, plant and equipment	4%	4%
Amount of costs for interest capitalized in ThUS$	5,021	4,382

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	235

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 30	Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2018 ThUS$	12/31/2017 ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year.	(16,597)	(1,299)

Conversion foreign exchange reserves attributable to the owners of the controlling entity.	(961)	(5,450)

Conversion foreign exchange reserves attributable to the non-controlling entity.	168	4

b)	Reserves for foreign currency exchange differences:

As of December 31, 2018 and 2017, foreign currency exchange differences are detailed as follows:

Detail	12/31/2018 ThUS$	12/31/2017 ThUS$
Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(17)	(2)
Proinsa Ltda.	(11)	(7)
Comercial Agrorama Ltda.	(21)	(44)
Isapre Norte Grande Ltda.	(1)	(74)
Almacenes y Depósitos Ltda.	113	97
Sacal S.A.	(3)	-
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(10)	-
Agrorama S.A.	132	(98)
Doktor Tarsa	(13,811)	(14,447)
SQM Vitas Fzco	(2,682)	(1,779)
Ajay Europe	(1,270)	(831)
SQM Eastmed Turkey	(113)	(92)
Charlee SQM (Thailand) Co. Ltd.	-	(285)
Coromandel SQM India	(393)	(234)
SQM Italia SRL	(213)	(154)
SQM Oceanía Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	(435)	(435)
SQM Vitas Holland	(170)	(101)
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,550)
Minera Exar S.A.	-	(5,209)
SQM Australia Pty Ltd.	(4,222)	154
Pavoni & C. Spa	70	-
Terra Tarsa BV	(82)	-
Plantacote NV	(34)	-
Doktolab Tarim Arastirma San.	(29)	-
Kore Potash PLC (a)	(1,206)	-
SQM Colombia SAS	(94)	-
Total	(26,307)	(24,913)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	236

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 30	Effect of fluctuations in foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	237

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	12/31/2018 ThUS	12/31/2017 ThUS$
Current assets:
Cash and cash equivalents	ARS	2	1
Cash and cash equivalents	BRL	-	38
Cash and cash equivalents	CLP	157,500	579
Cash and cash equivalents	CNY	2,305	1,143
Cash and cash equivalents	EUR	4,738	9,782
Cash and cash equivalents	GBP	-	55
Cash and cash equivalents	AUD	29,598	-
Cash and cash equivalents	MXN	1,242	258
Cash and cash equivalents	PEN	1	8
Cash and cash equivalents	THB	1	-
Cash and cash equivalents	YEN	1,786	1,773
Cash and cash equivalents	ZAR	5,219	4,074
Subtotal cash and cash equivalents		202,392	17,711
Other current financial assets	CLP	20,931	39,126
Subtotal other current financial assets		20,931	39,126
Other current non-financial assets	BRL	-	1
Other current non-financial assets	ARS	2	-
Other current non-financial assets	AUD	102	-
Other current non-financial assets	COP	-	30
Other current non-financial assets	CLF	47	46
Other current non-financial assets	CLP	20,276	12,172
Other current non-financial assets	CNY	8	12
Other current non-financial assets	EUR	3,153	235
Other current non-financial assets	MXN	3,274	1,429
Other current non-financial assets	THB	19	279
Other current non-financial assets	PEN	-	20
Other current non-financial assets	YEN	21	18
Other current non-financial assets	ZAR	1,547	2,941
Subtotal other current non-financial assets		28,449	17,183
Trade and other receivables	ARS	-	6
Trade and other receivables	BRL	20	23
Trade and other receivables	CLF	453	427
Trade and other receivables	CLP	71,730	85,837
Trade and other receivables	CNY	11,361	10,426
Trade and other receivables	EUR	31,426	49,627
Trade and other receivables	GBP	-	90
Trade and other receivables	MXN	452	195
Trade and other receivables	AED	15,841	546
Trade and other receivables	THB	2,970	791
Trade and other receivables	YEN	76,267	41,582
Trade and other receivables	ZAR	571	23,825
Subtotal trade and other receivables		211,091	213,375
Receivables from related parties	EUR	105	58
Receivables from related parties	THB	-	74
Subtotal receivables from related parties		105	132

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	238

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	12/31/2018 ThUS$	12/31/2017 ThUS$

Current tax assets	ARS	2	4
Current tax assets	CLP	601	1,413
Current tax assets	EUR	3,500	183
Current tax assets	ZAR	-	431
Current tax assets	MXN	843	-
Current tax assets	PEN	131	201
Subtotal current tax assets		5,077	2,232
Subtotal current assets		468,045	289,759
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	72	42
Subtotal other non-current financial assets		92	62
Other non-current non-financial assets	BRL	23	27
Other non-current non-financial assets	CLP	758	822
Subtotal other non-current non-financial assets		781	849
Non-current right receivable	CLF	329	209
Non-current right receivable	COP	-	47
Non-current right receivable	CLP	1,807	1,256
Subtotal non-current rights receivable		2,136	1,512
Equity-accounted investees	AED	31,023	35,414
Equity-accounted investees	EUR	14,929	8,144
Equity-accounted investees	INR	1,729	1,632
Equity-accounted investees	THB	53	2,491
Equity-accounted investees	TRY	21,892	21,741
Subtotal equity-accounted investees		69,626	69,422
Intangible assets other than goodwill	CLP	85	48
Subtotal intangible assets other than goodwill		85	48
Property, plant and equipment	CLP	3,387	3,574
Subtotal property, plant and equipment		3,387	3,574
Total non-current assets		76,107	75,467
Total assets		544,152	365,226

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	239

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2018			12/31/2017
Class of liability	Currency	91 days to 1 year ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	342	6,256	6,598	4,947	-	4,947
Other current financial liabilities	BRL	52	-	52	-	-	-
Subtotal other current financial liabilities		394	6,256	6,650	4,947	-	4,947
Trade and other payables	BRL	34	-	34	37	-	37
Trade and other payables	THB	65	-	65	91	-	91
Trade and other payables	CLP	69,789	-	69,789	61,310	4,361	65,671
Trade and other payables	EUR	36,439		36,439	32,896	-	32,896
Trade and other payables	GBP	-	-	-	11	-	11
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	7	-	7	13	-	13
Trade and other payables	PEN	-	-	-	3	-	3
Trade and other payables	ZAR	1,842		1,842	2,541	-	2,541
Subtotal trade and other payables		108,177	-	108,177	96,903	4,361	101,264
Other current provisions	ARS	-	13	13	-	12	12
Other current provisions	BRL	707	-	707	739	-	739
Other current provisions	CLP	-	64	64	-	80	80
Other current provisions	EUR	243	-	243	243	-	243
Subtotal other current provisions		950	77	1,027	982	92	1,074
Current tax liabilities	CLP	-	31	31	-	326	326
Current tax liabilities	BRL	-	3	3	-	6	6
Current tax liabilities	CNY	-	8	8	3	-	3
Current tax liabilities	EUR	4,548	1,000	5,548	-	644	644
Current tax liabilities	ZAR	-	201	201	264	-	264
Current tax liabilities	MXN	-	9	9	3	3,071	3,074
Subtotal current tax liabilities		4,548	1,252	5,800	270	4,047	4,317

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	240

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2018			12/31/2017
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	3	-	3	15	-	15
Other current non-financial liabilities	CLP	7,703	6,431	14,134	8,708	1,824	10,532
Other current non-financial liabilities	CNY	11	40	51	7	-	7
Other current non-financial liabilities	EUR	1,053	-	1,053	2,955	-	2,955
Other current non-financial liabilities	MXN	103	46	149	346	34	380
Other current non-financial liabilities	YEN	-	-	-	-	-	-
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	ZAR	11	-	11	12	-	12
Subtotal other current non-financial liabilities		8,954	6,517	15,471	12,113	1,858	13,971
Total current liabilities		123,023	14,102	137,125	115,215	10,358	125,573

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	241

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2018
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	-	-	-	-	453,818	453,818
Subtotal other non-current financial liabilities		-	-	-	-	453,818	453,818
Non-current provisions for employee benefits	CLP	-	-	-	-	521	521
Non-current provisions for employee benefits	MXN	-	-	-	-	175	175
Non-current provisions for employee benefits	YEN	-	-	-	-	171	171
Subtotal non-current provisions for employee benefits		-	-	-	-	867	867
Total non-current liabilities		-	-	-	-	454,685	454,685

		12/31/2017
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	-	-	-	-	237,279	237,279
Subtotal other non-current financial liabilities		-	-	-	-	237,279	237,279
Non-current provisions for employee benefits	CLP	-	-	-	-	601	601
Non-current provisions for employee benefits	MXN	-	-	-	-	65	65
Non-current provisions for employee benefits	YEN	-	-	-	-	626	626
Subtotal non-current provisions for employee benefits		-	-	-	-	1,292	1,292
Total non-current liabilities		-	-	-	-	238,571	238,571

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	242

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2018 and December 31, 2017, are as follows:

32.1	Current and non-current tax assets

a)	Current tax assets

	12/310/2018	12/31/2017
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	21,172	2,802
Monthly provisional income tax payments, foreign companies	5,199	808
Corporate tax credits (1)	1,858	456
Taxes in recovery process	28,881	28,225
Total	57,110	32,291

b)	Non-current tax assets

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	6,398	6,398
Specific tax on mining activities paid (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available for Companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	243

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes (continued)

32.2	Current tax liabilities

Current tax liabilities	12/31/2018	12/31/2017
	ThUS$	ThUS$
1st Category income tax	25,163	45,479
Foreign company income tax	21,097	28,996
Article 21 single tax	1,152	927
Total	47,412	75,402

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, a progressive income tax rate has been established, which is 27% from 2018.

The royalty is determined by applying the taxable rate to the net operating income obtained. According to the chart in force, the Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama and 5.64% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax 2018	Income tax 2017
Spain	25%	25%
Belgium	29.58%	33.99%
Mexico	30%	30%
United States	21% + 6%	34%+6%
South Africa	28%	28%

32.3	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has recognized legally before the tax authority the right to offset the amounts recognized in these entries; and

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	244

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to exercise tax assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.
b)	the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and
c)	the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	245

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.1)	Income tax assets and liabilities as of December 31, 2018 are detailed as follows:

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	75,832	-
Property, plant and equipment and capitalized interest	-	(196,843)
Facility closure provision	4,280	-
Manufacturing expenses	-	(103,760)
Staff severance indemnities ,unemployment insurance	-	(5,679)
Vacation accrual	5,155	-
Inventory provision	28,155	-
Materials provision	6,239	-
Forwards	2,169	-
Employee benefits	3,309	-
Research and development expenses	-	(2,216)
Accounts receivable	4,188	-
Provision for legal complaints and expenses	4,013	-
Loan approval expenses	-	(2,337)
Junior mining companies (valued based on stock price)	-	(976)
Royalty	-	(3,278)
Tax loss benefit	1,124	-
Other	5,005	-
Foreign items (other)	259	-
Balances to date	139,728	(315,089)
Net balance	-	(175,361)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	246

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.2)	Income tax assets and liabilities as of December 31, 2017 are detailed as follows

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	68,544	-
Property, plant and equipment and capitalized interest	-	(211,374)
Facility closure provision	3,469	-
Manufacturing expenses	-	(102,748)
Staff severance indemnities ,unemployment	-	(6,792)
Vacation accrual	4,887	-
Inventory provision	25,172	-
Materials provision	7,107	-
Forwards	624	-
Employee benefits	2,317	-
Research and development expenses	-	(3,501)
Accounts receivable	4,253	-
Provision for legal complaints and expenses	5,243	-
Loan approval expenses	-	(2,670)
Junior mining companies (valued based on stock price)	-	(2,474)
Royalty	-	(4,084)
Tax loss benefit	1,437	-
Other	5,002	-
Foreign items (other)	305	-
Balances to date	128,360	(333,643)
Net balance	-	(205,283)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	247

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.3)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2018

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(68,544)	(7,288)	-	(7,288)	(75,832)
Property, plant and equipment and capitalized interest	211,374	(14,531)	-	(14,531)	196,843
Facility closure provision	(3,469)	(811)	-	(811)	(4,280)
Manufacturing expenses	102,748	1,012	-	1,012	103,760
Individual savings plans, unemployment insurance	6,792	(667)	(446)	(1,113)	5,679
Vacation accrual	(4,887)	(268)	-	(268)	(5,155)
Inventory provision	(25,172)	(2,983)	-	(2,983)	(28,155)
Materials provision	(7,107)	868	-	868	(6,239)
Forwards	(624)	(1,545)	-	(1,545)	(2,169)
Employee benefits	(2,317)	(992)	-	(992)	(3,309)
Research and development expenses	3,501	(1,285)	-	(1,285)	2,216
Accounts receivable	(4,253)	686	(621)	65	(4,188)
Provision for legal complaints and expenses	(5,243)	1,230	-	1,230	(4,013)
Loan approval expenses	2,670	(333)	-	(333)	2,337
Junior mining companies (valued based on stock price)	2,474	-	(1,498)	(1,498)	976
Royalty	4,084	(795)	(11)	(806)	3,278
Tax loss benefit	(1,437)	313	-	313	(1,124)
Other	(5,002)	(64)	61	(3)	(5,005)
Foreign items (other)	(305)	46	-	46	(259)

Total temporary differences, unused losses and unused tax credits	205,283	(27,407)	(2,515)	(29,922)	175,361

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.4)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2017

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(86,156)	17,612	-	17,612	(68,544)
Property, plant and equipment and capitalized interest	225,124	(13,750)	-	(13,750)	211,374
Facility closure provision	(1,589)	(1,880)	-	(1,880)	(3,469)
Manufacturing expenses	110,630	(7,882)	-	(7,882)	102,748
Individual savings plans, unemployment insurance	5,214	1,876	(298)	1,578	6,792
Vacation accrual	(4,061)	(826)	-	(826)	(4,887)
Inventory provision	(20,684)	(4,488)	-	(4,488)	(25,172)
Materials provision	(7,776)	669	-	669	(7,107)
Forwards	(10,206)	9,582	-	9,582	(624)
Employee benefits	(6,783)	4,466	-	4,466	(2,317)
Research and development expenses	4,641	(1,140)	-	(1,140)	3,501
Accounts receivable	(4,305)	52	-	52	(4,253)
Provision for legal complaints and expenses	(7,686)	2,443	-	2,443	(5,243)
Loan approval expenses	3,115	(445)	-	(445)	2,670
Junior mining companies (valued based on stock price)	1,300	624	550	1,174	2,474
Royalty	6,457	(2,389)	16	(2,373)	4,084
Tax loss benefit	(1,302)	(135)	-	(135)	(1,437)
Other	(266)	(4,736)	-	(4,736)	(5,002)
Foreign items (other)	(212)	(93)	-	(93)	(305)

Total temporary differences, unused losses and unused tax credits	205,455	(440)	268	(172)	205,283

During the period ended December 31, 2018 and December 31, 2017, the Company calculated and accounted for taxable income considering a rate of 27% and 25,5% respectively, in conformity with Law No. 20,780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	249

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.5)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2018 and December 31, 2017, tax loss carryforwards are detailed as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$

Chile	1,125	1,437
Total	1,125	1,437

Tax losses as of December 31, 2018 correspond mainly to SQM S.A., Exploraciones Mineras S.A., Comercial Agrorama S.A., Agrorama Ltd. and SIT S.A.

d.6)	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2018 and December 31, 2017 are as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOLs)	32	37
Doubtful accounts impairment	47	48
Inventory impairment	947	1,347
Pensions plan	62	1
Accrued vacations	19	19
Depreciation	(127)	(139)
Other	(28)	(36)
Balances to date	952	1,277

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.7)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2018 and December 31, 2017 are detailed as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	(205,283)	(205,455)
Increase (decrease) in deferred taxes in profit or loss	27,407	440
Increase (decrease) in deferred taxes in equity	2,515	(268)
Balances to date	(175,361)	(205,283)

d.8)	Disclosures on income tax expense (income)

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(207,959)	(182,567)
Adjustments to prior year current income tax	1,577	15,954
Current income tax expense, net, total	(206,382)	(166,613)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	27,407	440
Deferred tax expense, net, total	27,407	440
Tax expense (income)	(178,975)	(166,173)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	251

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(7,516)	(14,396)
Current income tax expense, domestic, net	(198,866)	(152,217)
Current income tax expense, net, total	(206,382)	(166,613)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(1,885)	(154)
Deferred tax expense, domestic, net	29,292	594
Deferred tax expense, net, total	27,407	440
Income tax expense	(178,975)	(166,173)

d.9)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.10)	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2018	12/31/2018	12/31/2018
	ThUS$	ThUS$	ThUS$

Gain (loss) from defined benefit plans	(1,327)	396	(931)
Cash flow hedge	5,723	-	5,723
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(5,546)	1,498	(4,048)
Total	(1,150)	1,894	(744)

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2017	12/31/2017	12/31/2017
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(1,401)	282	(1,119)
Cash flow hedge	2,184	-	2,184
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(26)	(550)	(576)
Total	757	(268)	489

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.11)	Explanation of the relationship between expense (income) for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that reveals the most significant information for users of the financial statements is the numeric conciliation between the tax expense (income) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned election is based on the fact that the main office and subsidiaries established in Chile generate a large part of the Company’s tax expense (income).

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile,

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Consolidated income before taxes	621,038	594,590
Income tax rate in force in Chile	27%	25.5%

Tax expense using the legal rate	(167,680)	(151,620)
Effect of royalty tax payments.	(4,919)	(3,372)
Tax effect of revenue from regular activities exempt from taxation	1,446	2,886
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(4,566)	(4,764)
Tax effect of tax rates borne abroad	(8,714)	(8,061)
IRS provision surplus	3,517	-
Fines affected by Article 21	(718)	(1,517)
Other tax effects from reconciliation between accounting gains and tax expenses	2,659	275
Tax expense using the effective rate	(178,975)	(166,173)

d.12)	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	254

Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

As a result of the audit performed by the tax authority, SQM North America Corp., a subsidiary of the Company, paid in November 2018, for income tax and interest between 2013 and 2015, approximately US$3.8 million. On top of this, SQM North America Corp would have to pay an additional US$0.4 million in state taxes for the same period. These charges are already provisioned in the financial statements.

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 33	Assets held for sale

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position under the item “Non-current assets or groups of assets classified as held for sale”.

The following table shows the movements in assets held for sale:

Assets held for sale	12/31/2018	12/31/2017
	ThUS$	ThUS$

Terrenos Soquimich Comercial S.A.	1,430	1,480
Facilities and fixtures at Soquimich Comercial S.A.	-	109
Total assets held for sale	1,430	1,589

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 34	Events occurred after the reporting date

34.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2018, were approved and authorized for issuance by the Company´s Board of Directors on February 27, 2019.

34.2	Disclosures on events occurring after the reporting date

On January 7, 2019, the Superintendency of the Environment (SMA) accepted the compliance program presented by SQM Salar, thus suspending the process initiated against SQM Salar. On January 30, 2019, the Atacameño Indigenous Community of Peine filed against this ruling with the First Environmental Court. More details in note 22.3.

On January 23, 2019 Sociedad Química y Minera de Chile S.A. (SQM) (NYSE SQM, Santiago Stock Exchange SQM-B, SOM-A) informs that today the Board of Directors of SQM approved the following SOM Board Protocol for the presentation and use of sensitive information:

SOM BOARD PROTOCOL FOR THE PRESENTATION AND USE OF SENSITIVE INFORMATION

1.	Background

(a)       On July 26, 2017, the Board of Directors of Sociedad Química y Minera de Chile S.A. (respectively the "Board of Directors" and "the Company") approved a list of the main competitors, suppliers and customers of the Company, where Tianqi Lithium Corporation ('Tianqi") was included as a competitor of the Company.

(b)       In May 2018, Tianqi and Nutrien Ltd. announced that Tianqi agreed to acquire from Nutrien Ltd. the amount of 62,556,568 Series A shares of the Company, which corresponds to approximately 24% of the total shares issued by the Company.

(c)       On August 27, 2018, Tianqi and the Chilean National Economic Prosecutor Office (the "FNE") signed an out-of-court settlement (the "Agreement"), pursuant to which the FNE sought to implement behavioral measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the Agreement and (iii) limit the possibility of accessing certain information related to the Company and its subsidiaries, which is defined as sensitive under the Agreement (the "Sensitive lnformation") by Tianqi (the "Purpose").

(d)       The Antitrust Court (the 'TDLC") approved the Agreement by resolution of October 4, 2018, which was finalized on October 30, 2018. In Agreement approval process, the Company expressed its concerns to the TDLC regarding the measures described in the Agreement as (i) not effectively resolving the risks that Tianqi and the FNE wanted to mitigate, (ii) not being correctly oriented to avoid the access to Sensitive lnformation that, could damage the Company and the correct functioning of the market when in the possession of a competitor, and (iii) contradicting Law 18,046 on Corporations (the "Corporations Act") and other regulatory bodies applicable to the Company.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 34	Events occurred after the reporting date (continued)

34.2	Disclosures on events occurring after the reporting date (continued)

(e)	On December 5, 2018, the Company learned that Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation, acquired 62,556,568 Series A shares of the Company, representing approximately 23.77% of the total shares issued by the Company (the "Acquisition"). Before the Acquisition, and after the approval of the Agreement by the TDLC, the Board of Directors had deemed it necessary to adopt measures aimed at achieving the Purpose, avoiding greater points of contact between the Sensitive lnformation and Tianqi, in a complementary manner, and not contradictory with the Agreement.

(f)	In consideration of the foregoing, on January 23, 2019, the Board of Directors unanimously resolved to adopt, the following protocol on the presentation and use of information in the Board of Directors, in the committees of the Board of Directors and in the Boards of Directors of Company's subsidiaries (the "Protocol")

1.	Protocol

Managing of information in the Board of Directors

1.1       The Board of Directors has defined that the directors and senior executives of the Company have the duty and responsibility to cooperate with the fulfillment of the Purpose, subject to compliance with the Corporations Act and other applicable regulations.

1.2       Therefore, in order for the Board of Directors to comply with its purposes and duties according to the Purpose, the Board of Directors agrees to delegate - in accordance with article 40, subsection 2 of the Public Limited Companies Law - all its powers in relation to administration, knowledge and resolution of the matters that refer to the lithium business of the Company, which means knowledge of Sensitive lnformation, in the committee indicated below.

1.3       Directors nominated or elected by a Competitor Shareholder (the "Directors elected by Competitor") have the right to receive Sensitive lnformation that has been dealt with or known in the Board of Directors or in any of its committees. Notwithstanding this, in the event that a Director chosen by Competitor wants to access Sensitive lnformation, he or she must request it in writing from the CEO of the Company. The CEO must inform the Head of the Antitrust Division of the FNE, the event that Sensitive lnformation is being requested by the Director elected by Competitor.

1.4       For the purposes of section 1.3 above, a "Competitor Shareholder" is understood to be one who has been identified as a competitor of the Company in the lithium business, by any of the following persons or entities (i) the shareholder himself, (ii) the Board of Directors, (iii) the FNE, the TDLC or any other antitrust authority that exercises jurisdiction over the Company or said shareholder, or (iv) the Agreement or any other instrument that modifies or replaces it.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 34	Events occurred after the reporting date (continued)

34.2	Disclosures on events occurring after the reporting date (continued)

2	Lithium Committee

2.1       The Board of Directors creates a Lithium Committee (the "Committee"). The Board delegates to the Committee the power to impose, review and manage all Sensitive lnformation; assist and guide senior executives of the Company in the ordinary management of the lithium business, review and recommend necessary policies and strategies related to the lithium business to the Board; and represent the Company, with the authority to evaluate, negotiate and subscribe acts, contracts or operations related to the lithium business and leading to knowledge of Sensitive lnformation.

2.2       The delegation of powers to the Committee does not imply the limitation or revocation of powers granted prior to this date by the Company that have not been specifically limited or revoked and, in addition, may coexist with future delegations of powers made by the Board, without implying a limitation of these, unless specifically agreed otherwise.

2.3       The Committee may be composed of all the directors of the Company who so express during the first meeting of the Board of Directors held after any Shareholders Meeting in which the Board of Directors has been renewed. Upon the request of a Director Elected by Competitor to be part of the Committee, the CEO must communicate this circumstance to the Head of the FN E Antitrust Division. Among the members of the Committee, a chairman must be elected, who will have the deciding vote. As agreed in advance by the shareholders at the Ordinary Shareholders Meeting of the Company, the members of the Committee may be remunerated for their duties related to the Committee,

2.4       The Committee will meet monthly, immediately following the ordinary meetings of the Board of Directors or as often as agreed by the members of the Committee. At the request of the Chairman of the Committee or the CEO, the Committee may meet in an extraordinary manner, by sending an email notice to its members at least 24 hours in advance.

2.5       Necessary information will be available to the members of the Committee, but not the Board. The Company must ensure that such information is of a restricted nature and is only available to the members of the Committee and the executives of the Company who should receive it. With respect to Sensitive lnformation, The Committee is fully empowered to establish all types of remote or online access restrictions, so that such information can only be received by members of the Committee.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 34	Events occurred after the reporting date (continued)

34.2	Disclosures on events occurring after the reporting date (continued)

3	Boards of Directors of Subsidiaries

3.1       The Board of Directors does not contemplate making changes in the manner in which the boards of the Company's subsidiaries are carried out and structured.

3.2       The directors of the Company may attend the meetings of the boards of the Company's subsidiaries with the right to speak, and they will be empowered to impose on the books and records of said subsidiaries. Upon the requirement of a Director Elected by Competitor to participate in the board of a subsidiary, the CEO must inform the Head of the FNE Antitrust Division about such circumstance.

3.3       The Board of Directors agrees to authorize the full exchange of information between its subsidiaries SOM Salar S.A. and SOM Potasios S.A., in order to allow the executives of the Company and the members of the board of both subsidiaries to have consolidated and detailed information of their businesses, for the best management of these and in the best interest of the Company, in accordance with the guidelines established by the Board from time to time.

4	Right to lnformation

4.1       The directors of the Company have the right to be fully informed of everything related to the Company at any time in a documented manner, and by the CEO.

4.2       The CEO cannot deny Sensitive lnformation to a director, nor information that has been treated or known in the Committee or in subsidiaries of the Company, unless this is ordered by a competent authority.

5	lncidents Report

5.1       Given the risks identified by the FNE with respect to the Acquisition, any director, senior executive or employee of the Company is obliged to inform the CEO and the Compliance Officer of the Company about any breach of this Protocol or the Agreement.

5.2       lt will be the responsibility of each Director Elected by Competitor, to inform the CEO as soon as he becomes aware of having known Sensitive lnformation involuntarily.

5.3       The CEO, after becoming aware of any of the circumstances indicated in sections 5.1 or 5.2 above, must communicate this circumstance to the head of the FNE Antitrust Division, as well as adopt the measures he deems necessary to prevent or mitigate a damage to the Company.

5.4       The communications that under this Protocol are made to the head of the FNE Antitrust Division, do not imply that the Company assumes any type of responsibility or obligations under the Agreement.

5.5       S.S. This Protocol may be modified or rendered ineffective by the Board of Directors, at any time, as it may decide. In this case, it will be communicated according to section 7 below.

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Notes to the Consolidated Financial Statements as of December 31, 2018.

Note 34	Events occurred after the reporting date (continued)

34.2	Disclosures on events occurring after the reporting date (continued)

6	Deferred Term

The term of the present Protocol shall be indefinite starting from the time when the next Ordinary Shareholders Meeting of the Company is concluded.

7	Communication

The Board of Directors agreed that this Protocol is (i) informed as an essential fact to the Commission for the Financial Markets, (ii) informed to the Head of the FNE Antitrust Division, (iii) informed and distributed to each of the Vice Presidencies and management of the Company and its subsidiaries, and (iv) published immediately on the Company's website www.sqm.com .

On January 7, 2019, the resignation of the Company’s Chief Executive Officer, Mr. Patricio de Solminihac Tampier, became effective. Likewise, as of January 8, 2019, Mr. Ricardo Ramos Rodríguez has assumed the position of Chief Executive Officer for the Company.

Management is not aware of any other significant events occurring between December 31, 2018 and the date of issuance of these consolidated financial statements, which affect them.

34.3	Details of dividends declared after the reporting date

Payment of Provisional Dividend

As of the closing date of the financial statements, there are no dividends declared after the reporting date.

Management is not aware of any other significant events that occurred between December 31, 2018, and the date of issuance of these consolidated financial statements that may significantly affect them.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: March 27, 2019	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.